================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of March 26, 2003

                        Commission File Number: 001-14270


                              NORTEL INVERSORA S.A.
                 (Translation of registrant's name into English)

                            Alicia Moreau de Justo 50
                                     Piso 11
                              C1107AAB-Buenos Aires
                                    Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F   X          Form 40-F _____
                           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                     Yes   _____            No      X
                                                  -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                     Yes   _____            No      X
                                                  -----

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                     Yes   _____            No      X
                                                  -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                               ----

================================================================================

                              NORTEL INVERSORA S.A.

                                TABLE OF CONTENTS

                                                                                 Sequential
                                                                                    Page
  Item                                                                             Number
--------                                                                         ----------
   1.   Nortel Inversora S.A. announces consolidated financial statements at
        December 31, 2002

NORTEL INVERSORA S.A.

CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2002

NORTEL INVERSORA S.A.

CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2002, 2001 AND 2000

INDEX

Summary information on the consolidated financial statements at December 31, 2002
     1. The Company
     2. Telecom Group (a)
     3. Summary comparative consolidated balance sheets
     4. Summary comparative consolidated statements of operations
     5. Consolidated ratios
     6. Outlook (a)
         (a) Not covered by the auditor's report
Consolidated financial statements
  Consolidated balance sheets
  Consolidated statements of operations
  Consolidated statements of changes in shareholders' equity
  Consolidated statements of cash flows
  Notes to the Consolidated Financial Statements
  Exhibits A to I
Auditor's report

$ : Argentine peso
US$ : U.S. dollar
$3.37 = US$1

                                        I

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

                SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL
                         STATEMENTS AT DECEMBER 31, 2002
   (Amounts in million of Argentine constant pesos or as expressly indicated)

1. The Company

..  The Company's Shareholders' meeting decisions

The Company's Annual Meeting of Shareholders held on April 25, 2002, resolved to carry forward the retained earnings for the fiscal year ended December 31, 2001 after constituting the Legal Reserve, since there are no funds to meet the payment of dividends. Likewise, the Annual Meeting of Shareholders of Telecom held on April 24, 2002, resolved to carry forward the total retained earnings.

Then, the Company's Annual Meeting of Shareholders resolved against paying the scheduled redemption of Class A Preferred Shares for the fiscal year ended December 31, 2001, based on the same reasons mentioned above. By these means, these shareholders were entitled to vote, according to the issuance term and conditions applicable to that class of shares. The voting right was exercised in Class "A preferred Shareholders Meeting held on April 25, 2002, in which these shareholders elected a regular director.

On September 13, 2002, an special Class "A" and Class "B" shareholders Meeting was held, because of the Class "B" preferred shareholders request, in view of the terms and conditions of issuance of the Classes "A" and "B" preferred shares, the Company's By-laws, the Company's quarterly balance sheet approved on June 6, 2002, and the applicable corporate rules and regulations. In that meeting, it was resolved the election of a Director and an Alternate Director by the Class "A" and Class "B" preferred shareholders jointly.

..  The Company's results

The Company reached net losses of 2,385 for the fiscal year ended December 31, 2002. This loss was mainly generated by equity losses from related companies.

2. Telecom Group

..  Activities of the subsidiaries

Telecom Argentina reached a consolidated net loss of 4,354 for the fiscal year ended December 31, 2002 ("FY 2002"). Comparatively, consolidated net income for the fiscal year ended December 31, 2001 ("FY 2001"), was 99.

EBITDA, gross profit/(loss), operating profit/(loss), and net income/(loss) for FY 2002 represented 47%, 28%, (5%) and (109%) of net sales, respectively; compared to 39%, 49%, 13% and 1%, respectively, for FY 2001.

The main factors that explained Telecom's results were: a) the current macroeconomic environment in Argentina, including the devaluation and subsequent volatility in the peso plus the inability of Telecom to increase regulated tariffs after the "pesification" of such tariffs at the rate of US$1=$1 enforced by the Argentine Government, b) the effects of the inflation adjustment described below and c) the decrease in traffic in the basic telephony business (mainly in the domestic and international long distance services), and the declines in both traffic and average revenue per user in the cellular business.

Telecom has accounted for the effects of inflation adjustment adopted by Resolution No. 415/02 of the Comision Nacional de Valores ("CNV") for fiscal years beginning January 1, 2002. The Resolution stated that the figures corresponding to previous fiscal years should be considered in constant pesos of December 31, 2001. Therefore, Telecom has restated the figures presented herein for comparative purposes, using an adjustment factor of 2.1821 which represents the wholesale rate of inflation of 2002. Accordingly, the figures corresponding to FY 2002 include the effects of the adoption of inflationary accounting.

                                       II

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

Moreover, Telecom is providing additional information for a better understanding of the business including figures that have not been adjusted by inflation and which were used as the base for the information presented in constant pesos. This information, that is not required by the current accounting professional rules, is disclosed in Note 18 "Relevant Additional Information" of these consolidated financial statements.

Additionally, the Professional Board of Economic Sciences of Buenos Aires ("CPCECABA") and the CNV issued new rules for valuation and disclosure that will be of mandatory application for the Telecom Group starting January 1, 2003. The new rules are aimed at leveling the accounting rules of Argentina with the International Accounting Standards. However, Telecom has decided to begin applying the new rules as of this fiscal year in accordance with Resolution No. 434 of the CNV (see Note 4.1.c. of the consolidated financial statements).

..  Consolidated net revenues

Consolidated net revenues for FY 2002 totaled 3,983, a decrease of 3,021 or 43%, compared to 7,004 for FY 2001 as a result of the inflation adjustment of the figures as of December 31, 2001 and the rates that were frozen after the "pesification" enforced by the Government. Non-adjusted by inflation revenues for FY 2002 would have reached 3,228, an increase of 18 or 1% compared to FY 2001 (3,210) mainly as a consequence of the increases in non-regulated services, as explained below.

In the basic telephony business, the main component of revenues, measured service, decreased by 769 or 43% to 1,012 during FY 2002 as compared to FY 2001 (1,781). Non-adjusted figures would have shown a decreased of 7 or 1% reaching
809. The decrease was evidenced both in revenues from local and domestic long distance as the rates were frozen after the "pesification" enforced by the Government and the deterioration of the macroeconomic conditions in the country that has had a negative impact on the number of customer lines.

Total traffic volume (Local and DLD) measured in minute decreased by 6% for FY 2002 when compared to FY 2001. Additionally, the outgoing international long distance traffic, measured in minutes, decreased by 10%, compared to FY 2001.

Monthly basic charges decreased by 572 or 47%, to 635 for FY 2002 when compared to FY 2001. Non-adjusted figures would have shown a decrease of 59 or 11% reaching 494 mainly due to the fact that rates were frozen after the "pesification" enforced by the Government and to a lower average number of lines in service of approximately 377,000 lines.

Revenues from supplementary services decreased by 123 or 50% to 121 for FY 2002 when compared to FY 2001. Non-adjusted figures would have shown a decrease of 17 or 15% reaching 95 mainly due to the fact that rates were frozen after the "pesification" enforced by the Government and to a lower number of subscribers to these services.

Revenues from installation fees paid by new customers decreased by 32 or 62% to 20 for FY 2002 as compared to FY 2001. Non-adjusted figures would have shown a decrease of 7 or 29% reaching 17 largely due to a lower number of lines connected (approximately 134,000 lines connected in FY 2002 as compared to 322,000 lines connected during FY 2001) partially compensated by a higher average installation price (P$120 to P$67 per line, denominated in current pesos).

Revenues from public telephony decreased by 184 or 49% to 191 for FY 2002 when compared to FY 2001. Non-adjusted figures would have shown a decrease of 20 or 12% reaching 152. The decrease was a consequence of the rates frozen after the "pesification" enforced by the Government, the lower traffic generated by public telephony telecommunication centers ("Telecentros") and the lower revenues received from public payphones and telephone cards.

Revenues generated by fixed interconnection services during FY 2002 decreased by 46 or 26% to 131. Non-adjusted figures would have shown an

                                       III

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

increase of 23 or 28% reaching 104. Meanwhile, revenues generated by interconnection services provided to cellular operators decreased by 1 or 2% to
40. Non-adjusted figures would have shown an increase of 13 or 68% reaching 32.

Regarding the international telephony business, during FY 2002 revenues decreased by 81 or 24% to 258 when compared to FY 2001. Non-adjusted figures would have shown an increase of 55 or 35% reaching 211 mainly due to the revenues generated by the subsidiary Telecom USA partially offset by the frozen rates and lower outgoing traffic above mentioned.

Revenues generated by the data transmission business totaled 365, representing a decrease of 207 or 36%. Non-adjusted figures would have shown an increase of 37 or 14% reaching 299, as a consequence of higher revenues generated by the ground networks and international connectivity. Additionally, Internet dial-up measured services increased as a consequence of the higher number of Internet subscribers of other ISPs that use the special prefix 0610 and local numbers with 4004 numbering or similar to access Telecom's network. As of December 31, 2002 Internet minutes represented 31% of total traffic measured in minutes transported over the fixed-line network.

Internet revenues decreased by 11 or 16% to 57 during FY 2002. Non-adjusted figures would have shown an increase of 15 or 48% reaching 46 mainly due to the increase in ADSL high-speed access fees. As of December 31, 2002, the number of ADSL subscribers reached approximately 30,000. Furthermore, Internet dial-up customers reached approximately 147,000.

The revenues generated by the cellular business during FY 2002, decreased by 781 or 43% to 1,028 when compared to FY 2001. Non-adjusted figures would have shown an increase of 34 or 4% reaching 863.

Non-adjusted revenues of Telecom Personal in Argentina would have decreased by 81 or 11% to 687 when compared to FY 2001. The decrease was due to the lower average number of subscribers during the year, lower levels of traffic and lower sales of handsets. Furthermore, the average revenue per user decreased by 11% (to P$25 per customer per month for FY 2002, denominated in current pesos). The customer base reached as of December 31, 2002, approximately 850,000, 1,279,000 and 62,000 subscribers for the Multiple Area of Buenos Aires (AMBA), Northern and Southern regions, respectively. Total cellular subscribers of Telecom Personal in Argentina reached approximately 2,191,000, an increase of approximately 55,000 customers, or 3%, as compared to December 31, 2001.

Nucleo, the subsidiary that provides cellular and PCS services in Paraguay, generated 176 in revenues during FY 2002 which are consolidated into the revenues of Telecom Personal. This represented an increase of 43 or 32%, as compared to FY 2001. Non-adjusted figures would have shown an increase of 115 or 189% reaching 176. The increase can be mainly attributed to exchange differences and the slight increase in the customer base. As of December 31, 2002, Nucleo had approximately 519,000 cellular and PCS customers, an increase of approximately 18,000 customers, or 3%, as compared to December 31, 2001.

In the directories edition business, revenues from our affiliated company Publicom decreased by 79. Non-adjusted figures would have decreased by 24 or 51% reaching 23 due to the sharp deterioration in the advertising market.

..  Consolidated operating costs

The cost of services provided, administrative expenses, and sales expenses for the nine month period ended December 31, 2002 amounted 4,189, representing a decrease of 1,918 or 31% when compared to the same period of year 2001, mainly due to the restatement in constant pesos of figures at December 31, 2001.

..  Investment plan

                                       IV

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

Telecom has invested 20,644 in fixed assets, since the start of operations on November 8, 1990, of which 236 (175 million in current pesos) corresponds to FY 2002 and derived mainly from commitments undertaken during the previous year.

Of the total amount invested for the period, 172 or 73% corresponds to basic telephony, data transmission and Internet (outside plant 16%, switching 13%, transmission 32%, information systems 30%, infrastructure 3% and others 6%) and 27% or 64 to cellular telephony and directories edition.

                                        V

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

3. Summary comparative consolidated balance sheets

                                                                            December 31,
                                                      ---------------------------------------------------------
                                                            2002        2001        2000      1999       1998
                                                      ---------------------------------------------------------
Current assets                                              2,112       2,646       3,160     3,055      2,623
Non-current assets                                         10,755      11,821      12,511    12,335     10,915
                                                      ---------------------------------------------------------
Total assets                                               12,867      14,467      15,671    15,390     13,538
                                                      =========================================================
Current liabilities                                        11,675       3,995       3,834     4,870      2,693
Non-current liabilities                                       343       5,279       6,266     5,348      5,926
                                                      ---------------------------------------------------------
Total liabilities                                          12,018       9,274      10,100    10,218      8,619
Minority interest                                             368       2,363       2,529     2,313      2,213
Temporary differences from translation                         36           -           -         -          -
Shareholders' equity                                          445       2,830       3,044     2,859      2,706
                                                      ---------------------------------------------------------
Total liabilities, minority interest and
Shareholders' equity                                       12,867      14,467      15,673    15,390     13,538
                                                      =========================================================

4. Summary comparative consolidated statements of operations

                                                             For fiscal years/twelve month periods ended
                                                                              December 31,
                                                      ---------------------------------------------------------
                                                           2002        2001        2000      1999       1998
                                                      ---------------------------------------------------------
Net sales                                                  3,983       7,004       7,349     7,282      7,394
Operating costs                                           (4,189)     (6,107)     (6,154)   (5,711)    (5,604)
                                                      ---------------------------------------------------------
Operating profit                                            (206)        897       1,195     1,571      1,790
Equity losses from related companies                         (23)         (6)         (2)        -          -
                                                             (10)        (18)        (15)      (17)       (15)
Financial and holding results                             (5,262)       (503)       (424)     (410)      (371)
Other expenses, net                                         (173)       (129)       (105)     (142)      (172)
Unusual losses                                                 -         (33)          -         -          -
                                                      ---------------------------------------------------------
Net income (loss) before income tax and minority
interest                                                  (5,674)        208         649     1,002      1,232
Income tax                                                 1,294        (111)       (316)     (382)      (426)
Minority interest                                          1,995         (44)       (149)     (251)      (319)
                                                      ---------------------------------------------------------
Net income (loss)                                         (2,385)         53         184       369        487
                                                      =========================================================

5. Consolidated ratios

==============================================================================================================
                                                   12.31.02    12.31.01    12.31.00    12.31.99    12.31.98
                                                  ------------------------------------------------------------
Liquidity (1)                                        0.18        0.66        0.82        0.63        0.97
Solvency (2)                                         0.07        0.56        0.55        0.51        0.57
Locked up capital (3)                                0.84        0.82        0.80        0.80        0.81
Pretax return on capital (4)                        (1.46)       0.02        0.06        0.13        0.18
==============================================================================================================

(1) Current assets/Current liabilities
(2) Shareholders' equity plus minority interest and temporary differences from translation/Total liabilities.
(3) Non current assets/Total assets
(4) Net income (loss)/Shareholders' equity average.

6. Outlook

The FY2002 was developed in a social, political and economical adverse context, characterized by a high level of uncertainty, where the recession was transformed into a serious depression. Additionally, the economic changes imposed by the National Government put the telecommunications industry in general and Telecom in particular into a critical situation, affected by the "pesification" of the tariffs at the rate of US$1 =$1, among other matters.

As a consequence of the current macroeconomic environment in Argentina, the devaluation and volatility of the peso, the above mentioned "pesification" of the tariffs and the timeframe defined by the Argentine Government for the discussions related to the adjustment of the regulated tariffs, on April 2, 2002, Telecom announced the suspension of principal payments on all Telecom Group's financial debt obligations. Afterwards, on June 24, 2002 the Board of Directors also announced the suspension of interest payments on all Telecom Group's financial debt obligations.

In this context, Telecom has initiated conversations with its main financial creditors in order to find a definitive solution to its debt restructuring process. In this process, Telecom announced its intention to launch cash tender offers for a portion of its financial debt obligations and to make partial interest payments on its financial debt obligations, subject to the obtainment of the necessary approvals or authorizations from both the tender offers and the partial interest payments. The tender offers and the partial interest payments are the first steps of Telecom' plans to restructure their outstanding financial indebtedness and their ongoing debt service obligations.

                                        VI

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

In this uncertain and critical context, Telecom works hard on reducing its cost structure and adapt it to the new environment. Likewise, Telecom has significantly reduced its investment plan and has increased its efforts to generate a substantial reduction of its expenditures and more cash inflows. In addition, an early resolution of the tariff's structure renegotiation will be essential in order to revert the lower profitability shown in the present fiscal year.

However, Telecom maintains and reinforces its mission of being the leading company in providing telecommunications solutions. In this way, Telecom works on the construction of the solid position as integrator, by unifying offer channels, converging operation of the clients and services and organizing synergy.

Telecom is still committed to the country and it is capable of facing successfully the challenge to continue growing in this highly complex environment.

Buenos Aires, March 10, 2002

                                                          THE BOARD OF DIRECTORS

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

             Alicia Moreau de Justo 50, 11/th/ Floor - Buenos Aires

               FISCAL YEAR No. 14 beginning January 1, 2002, with
         comparative information for the fiscal years ended December 31,
        2002 and 2001 and for the twelve month period ended December 31,
                                      2000

      CONSOLIDATED FINANCIAL STATEMENTS at December 31, 2002, 2001 and 2000

Principal Company activity: Investments

Date of registration with the Public Commerce Registry:

  By-laws: October 31, 1990
  Last amendment to by-laws: June 15, 2001

Registration number with the Superintendency of Corporations: 8025 - Book 108
- Volume A of Corporations

Expiration of Company charter: October 31, 2089

                               CAPITAL COMPOSITION
                              at December 31, 2002

                          Capital stock                              Subscribed
                          -------------                              and paid-in
                                                                      (Note 9)
                                                                     -----------
Ordinary shares, $10 nominal value and one vote per share:
          Class "A"                                                  26,652,000
          Class "B"                                                  26,652,000
                                                                     ----------
                                                                     53,304,000
                                                                     ==========

Preferred shares, $10 nominal value and one vote per share (Note 9):
          Class "A"                                                  10,624,500
          Class "B"                                                  14,704,550
                                                                     ----------
                                                                     25,329,050
                                                                     ==========

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

                  CONSOLIDATED BALANCE SHEETS (see Note 4.1.c)

------------------------------------------------------------------------------------------------
                                                                     In million of Argentine
                                                                   constant pesos (Notes 4.1.d)
At December 31,                                                        2002            2001
------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and banks (Note 5.a)                                                 89             128
Investments (Note 5.b)                                                 1,336             345
Trade accounts receivable (Note 5.c)                                     596           1,479
Other receivables (Note 5.d)                                              76             633
Inventories (Note 5.e)                                                    12              48
Other assets (Note 5.f)                                                    3              13
                                                                      ----------------------
Total current assets                                                   2,112           2,646
                                                                      ----------------------
NON-CURRENT ASSETS
Trade accounts receivable (Note 5.g)                                       1               8
Other receivables (Note 5.h)                                             138             117
Investments (Exhibit C)                                                   59             118
Fixed assets (Exhibit A)                                               9,618          10,535
Intangible assets (Exhibit B)                                            937           1,033
Goodwill (Note 5.i)                                                        2              10
                                                                      ----------------------
Total non-current assets                                              10,755          11,821
                                                                      ----------------------
TOTAL ASSETS                                                          12,867          14,467
                                                                      ======================
LIABILITIES
CURRENT LIABILITIES
Accounts payable (Note 5.j)                                              391           1,071
Debt (Note 8)                                                         11,053           2,533
Compensation and social benefits payable (Note 5.k)                       61             133
Taxes payable (Note 5.l)                                                 119             186
Other liabilities (Note 5.m)                                              42              58
Reserves (Exhibit E)                                                       9              14
                                                                      ----------------------
Total current liabilities                                             11,675           3,995
                                                                      ----------------------
NON-CURRENT LIABILITIES
Accounts payable (Note 5.n)                                                -              24
Debt (Note 8)                                                            144           4,559
Compensation and social benefits payable (Note 5.o)                       29              83
Taxes payable (Note 10)                                                    -             454
Other liabilities (Note 5.p)                                              29              28
Reserves (Exhibit E)                                                     141             131
                                                                      ----------------------
Total non-current liabilities                                            343           5,279
                                                                      ----------------------
TOTAL LIABILITIES                                                     12,018           9,274
Minority interest                                                        368           2,363
Temporary differences from traslation                                     36               -
SHAREHOLDERS' EQUITY (according to Statement of changes)                 445           2,830
                                                                      ----------------------
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY         12,867          14,467
                                                                      ======================

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

                                                               Christian Chauvin
                                                                    President

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

        CONSOLIDATED STATEMENTS OF OPERATIONS (see Notes 4.1.c and 4.1.f)

---------------------------------------------------------------------------------------------------------------------
                                                                              In million of Argentine constant pesos
                                                                                           (Note 4.1.d)
Fiscal years/twelve month period ended December 31,                             2002        2001           2000
---------------------------------------------------------------------------------------------------------------------
Net sales (Notes 5.q and 18)                                                  3,983         7,004          7,349
Cost of services provided (Exhibit F)                                        (2,872)       (3,598)        (3,655)
                                                                            ------------------------------------
Gross profit                                                                  1,111         3,406          3,694
Administrative expenses (Exhibit H)                                            (283)         (539)          (559)
Sales expenses (Exhibit H)                                                   (1,034)       (1,970)        (1,940)
                                                                            ------------------------------------
Operating profit (loss)                                                        (206)          897          1,195
Equity losses from related companies (Note 5.r)                                 (23)           (6)            (2)
Depreciation of goodwill (Note 5.s)                                             (10)          (18)           (15)
Financial and holding results (Notes 5.t and 18)                             (5,262)         (503)          (424)
Other expenses, net (Note 5.u)                                                 (173)         (129)          (105)
Unusual losses (Note 5.v)                                                         -           (33)             -
                                                                            ------------------------------------
Net income (loss) before income tax and minority interest                    (5,674)          208            649
Income tax (Note 10)                                                          1,294          (111)          (316)
Minority interest                                                             1,995           (44)          (149)
                                                                            ------------------------------------
Net income (loss)                                                            (2,385)           53            184
                                                                            ====================================
Net income (loss) per share                                                 (231.76)         1.11          12.78
                                                                            ====================================

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

                                                               Christian Chauvin
                                                                   President

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
    For the fiscal years ended December 31, 2002 and 2001 and for the twelve month period ended December 31, 2000 (see Notes 4.1.c and 4.1.f))
              (In million of Argentine constant pesos - Note 4.1.e)

==============================================================================================================================
                                              Shareholders' contributions                       Earnings
                                 ------------------------------------------------------------------------------------
                                                                   Contributions
                                    Capital Stock                       not
                                                                    capitalized
                                 ---------------------             --------------
            Concept               Ordinary             Adjustment      Share                   Unappropriated           Total
                                   shares    Preferred to capital      issue            Legal    retained            Shareholders'
                                 Outstanding  shares      Stock    premiums (1)  Total  Reserve  Earnings     Total    equity
----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2000                53       27          127         1,034  1,241   136          1,482   1,618       2,859
Adjustment to the results of
previous years (see Note 4.1.c)            -        -            -             -      -     -              -       -           -
                                 -----------------------------------------------------------------------------------------------
Adjusted balance at January 1,
2000                                      53       27          127         1,034  1,241   136          1,482   1,618       2,859
Net income (see Note 4.1.d)                -        -            -             -      -     -            184     184         184
                                 -----------------------------------------------------------------------------------------------
Balance at December 31, 2000              53       27          127         1,034  1,241   136          1,666   1,802       3,043
Redemption of shares on January
26, 2001 approved by the
Shareholders' Annual Ordinary
and Extraordinary Meeting held
on January 19, 2001                        -       (1)          (2)         (117)  (120)    -              -       -        (120)
As approved by the
Shareholders' Annual Ordinary
and Extraordinary Meeting held
on January 19, 2001
    Legal reserve                          -        -            -             -      -    21            (21)      -           -
    Cash dividends                         -        -            -             -      -     -           (103)   (103)       (103)
Redemption of shares on May 4,
2001 approved by the
Shareholders' Annual Ordinary
and Extraordinary Meeting held
on April 26, 2001                          -       (1)          (1)          (28)   (30)    -              -       -         (30)
As approved by the
Shareholders' Annual Ordinary
and Extraordinary Meeting held
on April 26, 2001
    Legal reserve                          -        -            -             -      -     2             (2)      -           -
    Cash dividends                         -        -            -             -      -     -            (13)    (13)        (13)
Net income (see Note 4.1.d)                -        -            -             -      -     -             53      53          53
                                 -----------------------------------------------------------------------------------------------
Balance at December 31, 2001              53       25          124           889  1,091   159          1,580   1,739       2,830
As approved by the
Shareholders' Annual Ordinary
Meeting held on April 25, 2002
    Legal reserve                          -        -            -             -      -     2             (2)      -           -
Net loss (see Note 4.1.d)                  -        -            -             -      -     -         (2,385) (2,385)     (2,385)
                                 -----------------------------------------------------------------------------------------------
Balance at December 31, 2002              53       25          124           889  1,091   161           (807)   (646)        445
================================================================================================================================

(1) Share issue premiums resulting from subscription and payment of Class "A" and "B" preferred shares. The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

                                                               Christian Chauvin
                                                                   President

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

       CONSOLIDATED STATEMENTS OF CASH FLOWS (see Notes 4.1.c and 4.1.f))

------------------------------------------------------------------------------------------------------------------
                                                                                    In million of Argentine
                                                                                    constant pesos (Note 4.1.d)
Fiscal years/twelve month period ended December 31,                                2002        2001        2000
------------------------------------------------------------------------------------------------------------------
CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES
------------------------------------------------------
Net income (loss)                                                                  (2,385)         53         184
Adjustments to reconcile net income to net cash provided by operating activities
    Bad debts expense and allowances for other receivable                             195         563         334
    Depreciation of fixed assets                                                    1,965       1,677       1,584
    Amortization of intangible assets                                                 110         133         116
    Equity losses from related companies                                               23           6           2
    Depreciation of goodwill                                                           10          18          15
    Results from translation                                                            4           -           -
    Materials usage                                                                    47          65          81
    Fixed asset disposals                                                              54           7          24
    Reserves                                                                          100          39          46
    Interest and other financial expenses                                           4,534         560         456
    Termination benefits                                                                3         (13)        (17)
    Minority interest                                                              (1,995)         44         149
    Income tax                                                                     (1,294)       (122)         39
    Net decrease (increase) in assets                                                 978        (214)       (441)
    Net decrease in liabilities                                                      (689)       (399)        (36)
                                                                              ------------------------------------
Total cash flows provided by operating activities                                   1,660       2,417       2,536
                                                                              ------------------------------------
CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES
------------------------------------------------------
    Acquisition of investments and related intangible assets                            -           -         (15)
    Fixed asset acquisitions                                                         (387)     (1,148)     (1,501)
    Intangible asset acquisitions                                                     (24)       (253)       (298)
    Investments not considered as cash or cash equivalents                            101          (7)        436
                                                                              ------------------------------------
Total cash flows used for investing activities                                       (310)     (1,408)     (1,378)
                                                                              ------------------------------------
CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES
------------------------------------------------------
    Debt proceeds                                                                      18       1,582       2,519
    Repayment of debt                                                                 (42)     (1,462)     (2,457)
    Payment of interest and related expenses                                         (443)       (959)       (747)
    Dividends paid                                                                      -        (116)        (57)
    Dividends paid to minority shareholders of Telecom                                  -        (207)       (122)
    Redemption of Class "A" preferred shares                                            -        (150)          -
                                                                              ------------------------------------
Total cash flows provided by (used for) financing activities                         (467)     (1,312)       (864)
                                                                              ------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                      883        (303)        294
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR                                    441         744         450
                                                                              ------------------------------------
CASH AND CASH EQUIVALENTS AT YEAR/PERIOD END                                        1,324         441         744
                                                                              ====================================

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.
Notes 6 and 18 provide additional information regarding the Consolidated statements of cash flows.

                                                               Christian Chauvin
                                                                   President

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (*)
 For the fiscal years ended December 31, 2002 and 2001 and for the twelve month period ended December 31, 2000 (see Notes 4.1.c and 4.1.f)
   (Amounts in million of Argentine constant pesos or as otherwise indicated -
                                  Note 4.1.d)

                                      INDEX

    Note No                                      Concept                              Page
    ---------                                    -------                              ----
                Glossary of terms                                                       12

       1        Company operations                                                      13

       2        Regulatory framework of Telecom                                         13

       3        Devaluation of the peso and the conversion into
                pesos of the tariffs of public services: its impact
                on the economic and financial situation of Telecom Group                17

       4        Bases of presentation and summary of significant
                accounting policies                                                     26

       5        Details of principal consolidated financial statement captions          34

       6        Supplementary consolidated cash flow information                        36

       7        Transactions and balances with related companies
                and parties as defined under Law No 19550 Section 33                    38

       8        Debt                                                                    40

       9        Capital stock                                                           43

      10        Income tax: adoption of the deferral method                             47

      11        Capital leases                                                          49

      12        Commitments and contingencies                                           49

      13        Renegotiation of contracts of Telecom with the
                public administration                                                   54

      14        Suspension of payments of financial debt of the
                Telecom Group                                                           54

      15        Causes of mandatory reduction of capital stock                          55

      16        Consolidated information by business segment                            56

      17        Consolidated quarterly information                                      60

      18        Relevant additional information                                         60

      19        Unconsolidated information                                              62

      20        Differences between Argentine and U.S.GAAP                              64

      21        Restrictions on unappropriated retained earnings                        68

      22        Events subsequent to December 31, 2002                                  68

(*) Conventionally, the definitions used in these consolidated financial statements are included in the Glossary of terms.

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                GLOSSARY OF TERMS

The following definitions are not intended as technical definitions, but to assist the reader to understand certain terms as used in the Company's financial statements.

The Company/Nortel                       Nortel Inversora S.A.

Telecom Argentina/Telecom                Telecom Argentina Stet-France Telecom
                                         S.A.

Telecom Group/Group                      Economic group formed by Telecom
                                         and its controlled companies.

ENTel Empresa Nacional de Telecomunicaciones, which had provided public telecommunication services in Argentina until its privatization.

SC                                       The Argentine Secretary of
                                         Communications.

SBT                                      Basic Telephone Services.

CNV                                      The National Securities Commission.

Personal/Nucleo/Cable Insignia/Micro     Correspond to the corporations
Sistemas/Telecom Internet/Publicom/      controlled by Telecom or that were
Latin American Nautilus/Multibrand/      controlled or jointly controlled by
Nahuelsat/Internacional/Telintar/        Telecom as defined under the Argentine
                                         Corporation Law or that are related
                                         parties.

Telecom Argentina USA/ Agroconnection    Corresponds to Telecom Argentina USA
                                         Inc. and Agroconnection Inc., a
                                         controlled and a related company of
                                         Telecom, respectively, as defined under
                                         the Argentine Corporation Law.

CNC/CNT The Argentine National Communications Commission, ex Argentine National Communications.

The Pliego                               List of Conditions approved by Decree
                                         No. 62/90, related to the privatization
                                         of ENTel.

STM                                      Mobile Telephone Service.

SRMC                                     Mobile Cellular Radiocommunication
                                         Service.

AMBA Metropolitan Area Buenos Aires, the area of the Federal District and greater Buenos Aires.

PCS Personal Communications Service. A wireless communications service with systems that operate in a manner similar to cellular systems.

Telecom Italia/FCR/Operators             Telecom Italia S.p.A. and France Cables
                                         et Radio S.A. (a controlled company by
                                         France Telecom S.A.), jointly referred
                                         to as the Operators.

Telefonica                               Telefonica de Argentina S.A.

SU Universal Service: the availability of SBT at an affordable price to all persons within a country or specified area.

IPC                                      Consumer Price Index.

Price Cap                                The application of annual reductions to
                                         the general level of Telecom's rates.

SEC                                      Securities and Exchange Commission of
                                         the USA.

BCRA                                     The Central Bank of the Argentine
                                         Republic.

CPCECABA Professional Board of Economic Sciences of Ciudad Autonoma de Buenos Aires.

Constant pesos                           Currency unit of the financial
                                         statements, that is, constant Argentine
                                         pesos as of period end, according to
                                         FACPCE RT 6.

RT/FACPCE/Argentine GAAP                 Technical Resolutions issued by the
                                         Argentine Federation of Professional
                                         Boards of Economic Sciences, that is
                                         generally accepted accounting
                                         principles of Argentina.

VPP                                      Equity method.

IAS/IASC International Accounting Standards issued by the International Accounting Standard Committee.

AFIP/DGI                                 The Argentine Tax Authority.

IGJ                                      Justice Department's Inspector General

U.S.GAAP                                 Generally Accepted Accounting
                                         Principles in USA.

BCBA/NYSE                                Buenos Aires and New York Stock
                                         Exchanges, respectively.

PPP                                      Share Ownership Program.

EBITDA                                   Earnings before Interest, Taxes,
                                         Depreciation and Amortization.

OCI                                      Other comprehensive income.

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

NOTE 1 - COMPANY OPERATIONS

a) The Company was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom which was formed as a result of the privatization of the public telecommunication services under the name of "Sociedad Licenciataria Norte S.A.". Telecom was awarded a non-expiring license to operate in the northern region of the Argentina and began operations on November 8, 1990 (the "Transfer Date").

   The privatization was effected through a Transfer Agreement (the "Transfer Agreement") between the Argentine Government, as one party, and the Company, at that time represented by the winning consortium, and was implemented through the transfer of ENTel operating assets necessary for the provision of telephone services in the northern region.

b) Telecom was formed as a result of the privatization of ENTel which had provided public telecommunication services in Argentina. Telecom obtained a license to operate in a designated Northern Zone, beginning operations on November 8, 1990, and provided public telecommunications services on an exclusive basis for seven years subsequent to this date, having the right to a three-year extension of this exclusivity period.

   Telecom filed the appropriate petition with the SC to extend the license exclusivity period. Acknowledging Telecom's filing, the Argentine government established the standards for an orderly transition towards an openly competitive telecommunications market by October 10, 1999, the date at which the exclusivity period ended and Telecom remained qualified to provide SBT nationally.

   Likewise Telecom merged various companies under its ownership to provide the following services: international long distance in the Northern Zone, national telex, value added services, data transmission and internet. In order to adapt to the new market demands, Telecom expanded its corporate purpose. This expansion was opportunely approved by the SC and the CNV.

   Telecom achieves its business objective of providing services through integration with its subsidiaries. Activities carried out by these entities at December 31, 2002 are as follows:

   ------------------------------------------------------------------------------------------------------
                                                        Ownership         Telecom
                                                        by Telecom      control is         Date of
            Activity                 Subsidiary         in capital      through the    incorporation in
                                                        stock and        following:         Telecom
                                                          votes
   ------------------------------------------------------------------------------------------------------
   Cellular telephone         Telecom Personal            99.99%             -             07.06.94
      service                 Nucleo                      67.50%         Personal          02.03.98
                              Cable Insignia (a)          75.00%         Personal          03.18.98
   ------------------------------------------------------------------------------------------------------
   Data transmission          Micro Sistemas (a)          99.99%             -             12.01.97
   ------------------------------------------------------------------------------------------------------
   International              Telecom Argentina USA      100.00%             -             09.12.00
   telephone service
   ------------------------------------------------------------------------------------------------------
   Directories edition        Publicom                    99.99%             -             06.11.92
   ------------------------------------------------------------------------------------------------------

   (a) Companies not operative at December 31, 2002.

c) Publicom, a subsidiary of the Company, was established for the principal purpose of editing, printing, selling and distributing leaflets, magazines, telephone subscriber directories, annuals, directories and all other types of publications, as well as selling advertising in such publications and the development and sale of all types of advertising linked to telephone service or which is based on the means and elements used to provide the service. These activities may be provided by itself or by third parties or associated to third parties.

NOTE 2 - REGULATORY FRAMEWORK OF TELECOM

a) Regulatory bodies and practices

Telecom and its telecommunication subsidiaries are regulated by the CNC, decentralized organism dependent on the SC, which is supervised by the Ministry of Economy. The SC is responsible for developing of sector policies, approving and administrating fundamental technical

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

plans, assisting the Ministry of Economy in rate matters affecting Telecom and the development of telecommunication regulations.

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

Some of the more pertinent regulations are:

- The Privatization Regulations, which regulate the process of privatization, including the Pliego,
-  The Transfer Agreement,
- Telecommunication licenses granted to Telecom and to subsidiaries that provide telecommunication services,
- Rate agreements and related decrees and regulations approved in Decree No. 764/2000.

b) Licenses held at December 31, 2002

..  Telecom licenses

Telecom holds licenses to provide the following services in Argentina for an indefinite period:

   * Fixed local telephone service,
   * Public telephone service,
   * Long distance, both national and international,
   * Point to point connections, both national and international,
   * Telex, both national and international,
   * Value added services, data transmission, video conferencing, broadcast signal transmission and community repeater,
   * Internet access.

..  Licenses of Telecom's subsidiaries

Personal is licensed for an indefinite period, on a competitive market basis, to provide STM in the northern region of Argentina, and data transmission and value added services nationally. Additionally, Personal holds a license to provide SRMC in the AMBA, a license without expiration date to provide PCS service in Argentina and the register for the rendering of national and international long distance telephone service.

Nucleo, controlled by Personal, is licensed to provide STM service over Band B nationwide in Paraguay and PCS service in some areas of Paraguay.

c) Causes of revocation of licenses

..  SBT license

Some of the causes that could revoke Telecom's license are:

(i)   the interruption of all or a substantial part of licensed service;
(ii) a change in corporate business purpose (without a previous authorization of the appropriate regulatory bodies) or a change of corporate domicile outside of Argentina;
(iii) any sale, encumbrance or transfer of assets that has the effect of reducing services provided, without the prior approval of the appropriate regulatory bodies.
(iv) reduction of the Company ownership of Telecom's capital stock to less than 51%, or the reduction to less than 51% of the collective ownership by the Company shareholders who existed at the date of possession, without the prior approval of the appropriate regulatory bodies.
(v) the assignment or delegation of the commitments of the Operators without the prior approval of the appropriate regulatory bodies.

If Telecom's license is revoked, the Company must transfer its shares in Telecom to the regulatory bodies, in trust, for subsequent sale at public auction. Upon the sale of these shares, the regulatory bodies may renew Telecom's license under conditions to be determined.

..  STM license

According to the STM Pliego, the following causes could revoke Personal's license:

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

(i)   repeated interruptions of the services described in the STM Pliego;
(ii) a transference of the license and/or the rights and obligations related to that license, without previous authorization of the CNC;
(iii) taxes constituted over the license;
(iv)  creditors meeting or bankruptcy of Personal;
(v) the liquidation or dissolution of Personal, without previous authorization of the CNC.

d) Decree to deregulate telecommunication services

Decree No. 764/2000 approved, among other items, three new regulations whose basic provisions are as follows:

   o General licensing regulation

   Establishes a single license valid throughout Argentina for the provision of all telecommunication service, fixed or mobile, wired or wireless, national or international, with or without proprietary infrastructure. Service providers need not be exclusively devoted to the telecommunications business. There are no requirements for minimum investment or coverage. Radio broadcasting entities may apply for telecommunication licenses. The resale of services is authorized, subject to a license being received. Foreign companies are not restricted from entry.

   o National interconnection regulation

   Establishes a decrease in interconnection index prices of approximately 50%. Increases the number of network components and functions on behalf of the dominant provider (Telecom in the northern zone and Telefonica, in the southern zone), and also details the interconnection obligation down to the local level, the rate setting process and the separation of the local loop. Introduces the interconnection method for numeric translation services known as NTS for the internet, audiotext and collect calls and the transfer of telephone numbers.

   o SU Regulation

   Fixes the rate of contribution to the SU Fund at 1% of telecommunication services income. Establishes an Administrative Counsel to manage the SU Fund and oversee the specific programs of the SU. Adopts a "play or pay" mechanism to ensure compliance with SU Fund contributions, but establishes a contribution exemption mechanism for SBT licensees, which considers both net losses and the percentage market participation of other local telephone service providers. The Regulatory Authority has neither implemented the formation of the Fund nor the official programs to be subsidized.
   The SC repeated during this period the procedure of consulting over the Administration of the SU Fund and over the regulation of the contribution to the Fund. Telecom replied once more that, beyond the specific intention of the procedure of consulting, it is highly necessary to compensate the social benefits programs that are currently being rendered, retroactively from the end of the exclusivity period.

   Later, the SC determined a work group which main purpose is the analysis of the "Hybrid Cost Proxy Model", in order to specify the SU costs. This group should expose its conclusions by the end of 1Q'03.

e) Regulation for the call by call selection of the providers for long distance services

On December 28, 2001, the former Ministry of Infrastructure and Housing, issued Resolution No. 613/01 which approved the rules for the call by call selection ("SPM") of the providers for long distance services.

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

The call by call selection is a system that, applied to long distance services, allows users to dial in each call the access code 17 (for national long distance calls) or 18 (for international long distance calls) and the three digits PQR for the provider's identification, in order to select the long distance provider which he prefers.

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

Subsequently, and considering the claims submitted against Resolution No. 613/01 by several carriers, the Ministry of Economy issued Resolution No. 75/03, introducing several changes to the Regulations. The main changes were as follows: long distance carriers' freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations connected with service promotion and advertising.

As regards implementation terms, Resolution No. 75/03 sets forth that origin providers, both fixed and mobile, must have their equipment and networks available to provide the SPM service within 120 running days since February 6, 2003.

f) CPP for international calls

In September 2002 the SC determined that overseas calls terminated in cellular telephones would pay for Calling Party Pays ("CPP") charges. In order to identify such calls, customers dialing from outside must add a prefix to the cellular number

g) Rate structure

On November 28, 1991, Telecom and Telefonica signed a rate agreement with the Argentine government, which was ratified by Decree No. 2585/91 and became effective on December 18, 1991. The principal features of the agreement, which modified the Transfer Agreement, are as follows:

1) Rates, measured in basic units or "pulsos", are denominated in United States dollars and will be adjusted twice annually (April and October) to reflect changes in the overall IPC of the United States of America. Rate adjustments do not require prior regulatory body approval. Since year 2000, adjustments were not made as required by the SC.

2) Invoicing to customers will be in local currency, at exchange rates existing at the close of the billing period.

Law No. 25561 of "Public Emergency law and reform of the exchange rate", effective January 6, 2002, in Section 8 nullifies contract clauses providing for adjustments to the value of payments with reference to United States Dollars or other foreign currencies as well as any indexation clauses based on price indexes or similar mechanism. As a consequence, from that date on, the Company's tariffs were set in pesos at a US$1 to $1 exchange rate. Likewise, Decree No. 293/2002 started a process of renegotiation of contracts with the public Administration in which the rate structure is involved. Additional information on the process of renegotiation of tariffs and the SBT contract is given in Note 13.

..  Rate rebalancing

On December 1, 1999, SC Resolution No. 4269/99 ratified the application of methodology outlined by SC Resolution No. 1801/97. This verified the revenue differences of SBT licensees at the end of a two year period which resulted from rate rebalancing in February 1997. Additionally, the impact of the rate rebalancing was determined to be an increase in revenues of approximately $9.5 million. The future refunding of this amount has not so far been ruled upon by the Regulatory Bodies.

..  Price Cap

   On December 15, 1999, the "Rate Reduction Agreement between the Argentine government and Telecommunications Companies" was signed, establishing as of March 1, 2000, the following:

   [_] the reduction of monthly basic charges to commercial and government clients by 19.5%;

   [_] the application of discount plans for local measured service and for Internet service for residential domestic customers;

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

   [_] the computation of non collected income from the 110 service as payment in advance of future Price Caps.

   The Price Cap is an annually rate regulation system that includes increasing elements (such as the rate increments twice a year - April and October -) and reducing elements (such as the annually adjustments on the efficiency factor
   - November -).

   On April 6, 2000, the Argentine government, Telefonica and Telecom signed an agreement which established, for the application of the 2000 cap, a 6.75% reduction of revenues of licensees covered by the rate regulation (6% as set by the SC and 0.75% as determined by licensees) in the period November 2000/October 2001. The 6% reduction should be applied through the following:

   1. the application of discounts for monthly basic charges to commercial and government clients and discount plans for local measured service and for Internet service to residential domestic customers, in force since March 2000;

   2. the non application of the 110 service approved rate since January 2000 up to November 8, 2001;

   3. the non application of the restatement of the pulse rate considering the variation of the IPC of the United States of America as it should be applied in April and October 2000.

   The economic impact generated by 1. and 2. since January 2000 through November 2000 was discounted (considering a 12% annual rate) in three installments that would be each added to the 2000, 2001 and 2002 caps, respectively.

   If in November 2000 the 6% reduction would not be reached, the regulatory body would determine in which items of the Rate structure should be applied the discounts in order to reach the agreed reduction.

   At this date, the regulatory body has requested Telecom all the information needed to audit the 2000 cap but the final opinion is still pending.

   In April 2001, the Argentine government, Telefonica and Telecom signed an agreement which established, for the application of the 2001 cap, a 5.6% efficiency factor for the period November 2001/October 2002, with the following additional discounts:

   1. the non application of the 2001 pulse rate adjustments related to the variation of the IPC of the United States of America;

   2.  the second installment of the 2000 cap agreement mentioned above.

   The surplus should be applied as from November 8, 2001 but it is still pending because it was affected by a preliminary injunction stating not to carry out any tariff adjustments. Telecom appealed this injunction arguing that if one part of the formula cannot be applied, the price cap system should be null. Finally, Law No. 25561 of Public Emergency prohibited the tariff adjustments explicitly.

NOTE 3 - DEVALUATION OF THE PESO AND THE CONVERSION INTO PESOS OF THE TARIFFS OF PUBLIC SERVICES: ITS IMPACT ON THE ECONOMIC AND FINANCIAL SITUATION OF TELECOM GROUP

By the end of December 2001, the seriousness of the social and economical argentine crisis produced a change in the government and, on January 1, 2002, the National Congress appointed to Dr. Eduardo Duhalde as the president in order to complete the period which was left incomplete by Dr. Fernando de la Rua.

With the purpose of overcoming the crisis, on January 6, 2002, the National Congress issued Law No. 25561 of "Public Emergency and Foreign Exchange System Reform Act" which produced a profound change in the economic model and a modification of the Convertibility Law applicable until that moment. Later on, Decrees Nos. 214/02, 905/02 and 992/02 of "Rearrangement of the financial system" and Decree No.

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

260/02 of "Foreign Exchange System Reform Act" were issued, which substantially modified some of the measures adopted by Law No. 25561.

The following are some of the measures adopted by the National Government, which are applicable at the date of issuance of these consolidated financial statements:

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

1.  Transactions due in foreign currency

    On January 6, 2002 a new exchange regime was enforced by the creation of an official and a free exchange market. The existence of both exchange markets was provisory, as the government subsequently decided for the free and single exchange market. In general terms, in the official market all assets for export and import transactions and certain financial activities should be carried out, subject to a previous restructuring that postpones their original maturity dates. The rest of the transactions related to the payment and transfer of foreign currency abroad should be carried out in the free market. The initial exchange rate in the official market was $1.40 to US$1.

    The deposits in US dollars and other foreign currencies in financial entities were converted into pesos at an exchange rate of $1.40 to US$1 or its equivalent in other foreign currencies. The debts in US dollars or other foreign currency within the Argentine financial system in existence at January 6, 2002 were converted into pesos at an exchange rate of $1 to US$1 or its equivalent in other foreign currency. These deposits and debts will be adjusted as from February 3, 2002 by a Stabilization Reference Coefficient ("CER") and interest rate with a cap stated by the BCRA.

    The payable obligations denominated in US dollars or other foreign currency that existed up to January 6, 2002 in Argentina, non related to the financial system, of any origin or nature, were converted into pesos at an exchange rate of $1 to US$1 or its equivalent in other foreign currency. These balances will be adjusted as from February 3, 2002 by the CER. If as a consequence of this provision, the resulting value of the assets or the services is superior or inferior at the payment time, any of the parties may request an equitable readjustment of the price. If an agreement is not reached, the courts shall issue a decision over the case. In order to keep a fair adjustment of the price, it must be considered the market value of goods or services with imported components.

    The payable obligations denominated in US dollars or other foreign currency that existed up to January 6, 2002 in foreign countries must be paid at the free market exchange rate.

    Since February 3, 2002, many payable obligations denominated in US dollars or other foreign currency were converted into pesos at an exchange rate of $1 to US$1, including futures contracts and options in foreign currency, agreed under the Argentine law applicable before January 5, 2002, in which one of the parties was a financial entity.

    On March 5, 2003, the Argentine Supreme Court of Justice rendered judgement in the case "Provincia de San Luis vs. Banco de la Nacion Argentina on summary proceedings to protect a constitutional rights" providing for the unconstitutionality of sections 2 and 12 of Decree No. 214/02 and, therefore, leaving without effect -for this case- U.S. dollars deposits pesification. It should be noted that this decision does not affect in any manner whatsoever the pesification of those debts in U.S. dollars not related to the financial system and, as at the date of issuance of these consolidated financial statements, the potential consequences to the financial entities' debtors are impossible to foretell.

2.  Contracts with the public administration

    US dollars or foreign currency adjustments clauses and indexation clauses based on foreign price indexes, as well as any other indexing mechanism adopted under public contracts executed by the National Government, including works and public services, have been suspended. The applicable prices and tariffs to that date have been converted into pesos at the exchange rate of $1 to US$1. Additional information is given in Note 13.

3.  Deferred deduction of the exchange rate difference in income tax

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                              NORTEL INVERSORA S.A.
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    Net losses originated in the devaluation of the peso over the assets and liabilities in foreign currency in existence up to January 6, 2002 (considering the exchange rate of US$1=$1.40 as established by Decree No. 2568/02), will be deductible for income tax purpose only at a rate of 20% per year starting in fiscal year 2002. The difference between the $1.40 rate and the exchange rate at year end will be entirely deducted for income tax purpose in fiscal year 2002.

4.  Restriction of transfers of funds abroad

    According to Communication "A" 3471 of the BCRA (amended by Communication "A" 3878), the transfers to foreign countries for financial loans executed until August 8, 2003, inclusive, require a previous consent of the BCRA regardless of the manner of payment, save for some exceptions specially disclosed in the Communication. In this way, Communication "A" 3859 has removed, as from January 7, 2003, the existing limitations to the transfers abroad related to the payment of dividends or earnings, if these dividends or earnings are originated in financial statements authenticated by independent accountants.

    Likewise, Communication "A" 3709 of the BCRA excluded payment of principal and interest services of financial obligations abroad from the previous consent requirement, provided that:

    . financial debt has been restructured and judicially approved according to the provisions of the Law of Bankruptcy and Reorganization Proceedings;

    . the agreement attained with creditors pursuant to the majorities provided by said law implies refinancing of matured and outstanding debt at average terms pursuant to the agreement that shall not be shorter than four years, providing a grace period not shorter than two years for the payment of principal services;

    . interest services are paid quarterly or at longer terms and the annual interest rate agreed for the refinanced debt is not superior - effectively on an annual basis - to the equivalent of six month LIBOR plus 3%;

    . the above mentioned agreement provides for releases, discharges, capitalization or other similar measures that consider a reduction of the outstanding principal at the agreement execution date of, at least, 40% of its nominal value or 60% of said value in the case of capitalization;

    . the Foreign and Exchange Office has issued an acknowledgement of receipt of the information on the refinanced obligations.

    On the other hand, by virtue of Communication "A" 3843 (as amended by Communications "A" 3866 and "A" 3880) the following payments of principal and interest services abroad have been excluded from the BCRA's prior approval requirement:

    1. Principal payments of matured and not matured loans received from the non financial private sector when all the following requirements are complied with:

       1.1. Payments of principal installments are part of a refinancing agreed with the creditor as of December 26, 2002.

       1.2. Refinancing includes cash payments that do not exceed 10%, 5% six months after the agreement execution date and another 5% twelve months after such date.

       1.3. Refinancing of the outstanding principal payable in cash has an average life of at least five years more than the average life of the outstanding debt refinanced as of the agreement execution date, discounting payment in cash. When the operation includes matured installments, the increase of the renewed obligations average life shall be calculated considering the prior maturity-dates schedule, allocating the matured operations with maturity dates on the agreement execution date.

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                              NORTEL INVERSORA S.A.
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       1.4.   Financial principal debts are:

       1.4.1. Corporate bonds, commercial paper and bonds.

       1.4.2. Syndicated loans with foreign banks.

       1.4.3. Financial loans with foreign banks that do not have collateral backed by debtor's assets abroad, or collateral of individuals or corporations with domicile in Argentina.

       1.4.4. Financial loans contracted with foreign parent companies and subsidiaries.

       The refinancing requirements set forth in items 1.1 and 1.3 will be considered fulfilled for the principal payments upon payment through the single and free foreign exchange market as of December 26, 2002 and prior to the principal service payment, of the new financial financing, in terms not inferior to five year average life for an amount not inferior to the amount of the debt being cancelled.

    2. Principal services of matured and not matured loans received from the non financial private sector not refinanced under the terms of the above item 1, in the case any of the following conditions applies:

       2.1. The amount paid by the original debtor of the financial debt partially or totally cancelled does not exceed an equivalent of US$300,000 on a monthly basis.

       2.2. The principal payments being cancelled have already matured by December 31, 2002 and are financial debt that as of December 31, 2001, did not exceed the equivalent of US$1,000,000, computing all the matured and not yet matured installments payable as principal, provided that cancellation occurs prior to March 31, 2003.

    3. Financial interest payments to foreign creditors up to fifteen running days in advance before maturity date of each interest installment.

    Last, by way of Communication "A" 3872 (as amended by Communication "A"3880), the BCRA has provided that individuals and corporations of the private non financial sector may operate in the single and free exchange market for a period of sixty running days as of January 27, 2003, for an amount equivalent to up to 5% of the matured and outstanding principal debt as foreign securities and financial loans, with original maturity dates or refinancing not later than December 31, 2002 in relation to original debt prior to February 10, 2002 and outstanding or not refinanced to date, if the following conditions apply:

a) The computable financial debt must be reported pursuant to the reporting regime provided by Communication A3602.

b) Foreign currency purchased in the single and free exchange market will be allocated to the creation of a trust to be managed by a local banking entity acting as trustee. This requirement will be considered fulfilled as regards those purchases made not later than February 21, if funds are made available to the trust fund before February 28, 2003. Otherwise, the access and settlement of the funds through the single and free exchange market should be reported within the following ten working days.

c) The beneficiary of the trust fund is the individual or corporation that creates it.

d)  Each beneficiary may constitute only one trust fund.

e) Trust funds may only be invested at market values in foreign assets that should be securities issued by foreign governments, foreign corporations stock listed internationally and not related with the beneficiary, parent company or comptroller, and/or in certificates deposited in foreign banks that shall not be internationally rated below "A" by any of the risk rating agencies registered with the BCRA. Foreign currency deposits in custody accounts with local banks will also be accepted. The beneficiary shall carry out investment options pursuant to the terms of the trust agreement.

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                              NORTEL INVERSORA S.A.
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f)  Profits and capital gains coming from these investments will form part of the trust.

g)  Trust funds will only be released for the following purposes:

          a) for their admission and settlement in the local foreign exchange market with the BCRA's prior approval, and/or

          b) to be applied abroad in the cancellation of the beneficiary's external debt with respect to foreign securities and financial loans taken before February 10, 2002 restructured under the general guidelines issued by the BCRA or that have been specifically approved by it.

    In compliance of this communication, on February 27, 2003, Telecom executed a collateral trust agreement with Banco Societe Generale S.A., with a US$32,350,000 initial transfer.

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                              NORTEL INVERSORA S.A.
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..    Principal effects of the measures adopted by the National Government over the business of the Telecom Group

1.   Renegotiation of Telecom's tariffs

Section 8 of Law No. 25561, which converted into pesos at an exchange relation of $1 to US$1 the tariffs of public services, shall have a significant impact over the economic-financial equation of Telecom and the Telecom Group.

The magnitude of the devaluation of the Argentine peso with respect to the US dollar, has affected the "natural hedge" mentioned in Note 4.1.f. This is so because the currency of the most significant revenues of Telecom will be the peso, while the currencies in which Telecom was financed from the enactment of the Convertibility Law were basically the US dollar and the Euro.

This alteration between the revenue currency and the sources of financing currency has produced a double impact, that is:

a) an initial impact, represented by the net debts in foreign currency at December 31, 2001 in foreign countries, which represented US$2,661 million approximately, for the Telecom Group; and

b) an impact over the transactions during the renegotiation period of the tariffs, in which the economic equation of the business of Telecom is being affected by the increase of the costs of certain imports of materials necessary for operations.

The management of Telecom, based on the framework stated in section 9 of Law No. 25561 for the renegotiation of the SBT tariffs, has considered in its cash flows projections, the modification of its tariffs in order to recompose the economic-financial equation of Telecom Argentina. This should decrease the impact above mentioned and allow Telecom to continue with its ordinary course of business, in a competitive and non-regulated market, with reasonable profitability levels to remunerate its shareholders and the financial creditors.

2.   Devaluation of the peso

The devaluation of the Argentine peso had serious consequences on the economic and financial situation of Telecom Group, as follows:

[X] a reduction of 84% of the Shareholders' equity of Telecom existing at the beginning of the fiscal year during the year ended December 31, 2002, considering the exchange relation at December 31, 2002 of US$1 = $3.37 and the basis for accounting described in point 4 below;

[X] a financial impact that derived in the declaration of Telecom's Board of Directors of the suspension of principal and interest payments of the financial debt of Telecom and its subsidiaries in Argentina (Note 14). The market value of Telecom's corporate bonds is approximately 41% over their book value at December 31, 2002, while this ratio was approximately 68% and 95% at December 31, 2001 and 2000, respectively;

[X] a decrease in the market capitalization of Telecom of approximately 66% (US$437 and US$1,292 at December 31 2002 and 2001, respectively) when compared to the ADR evolution at December 31, 2002 and at December 31, 2001 (US$2.22 and US$6.56, respectively).

From the beginning of the operations - November 8, 1990 - until December 31, 2001, Telecom had accumulated net income of approximately $5,495 million (in constant pesos at December 31, 2002). The net loss for the fiscal year ended at December 31, 2002, reached the amount of $4,354 and includes a net loss for exchange rate differences over assets and liabilities in foreign currency, net of inflation, of approximately $3,792.

Additionally, the devaluation of the Argentine peso provoked a decrease in the market capitalization of Nortel (Class "B" preferred shares) of approximately 69% (US$37 and US$119 at December 31 2002 and 2001, respectively) when compared to the ADR evolution at December 31,

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                              NORTEL INVERSORA S.A.
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2002 and at December 31, 2001 (US$1.25 and US$4.05, respectively).

3.   Impact of the crisis on the economic and financial situation of the Group

The macro-economic scenario where Telecom operated during this fiscal year was characterized by instability in the foreign exchange market and in inflation indexes as well as a strong contraction of activity levels (GDP fell by approximately 13.3%) especially during the first half of the year.

The financial system activities were deeply affected by "pesification" and deposits rescheduling measures implemented to solve the system's lack of liquidity. In addition, temporary restrictions were applied to transactions in foreign currencies with the purpose of controlling the exchange rate's evolution.

Actual devaluation enabled a record commercial surplus that, together with the reduction of the public and private sectors' financial payments abroad, contributed to redress the balance in the foreign exchange market.

As of the second semester of 2002, little by little the Argentine economy started to recover certain extremely basic macro-economic balances. The exchange rate gradually stabilized and, consequently, inflation rates dropped (Consumer prices index reached 30.5% in the first half of the year and 8% in the second; wholesale inflation reached 95.6% in the first half and 11.6% in the second).

The described crisis has negatively impacted in the Group's business during fiscal year 2002, notwithstanding the efforts made by the management to reduce the operative costs, the investments and the level of financial indebtedness. The principal consequences for the Group were:

[X] reduction of 43% of the consolidated sales compared to fiscal year 2001, generated by a lower number of clients in fixed telephone service, the prohibition of adjustment of the fixed telephone service rates, the fall of the average consumption of the post and pre payment cellular clients and the significant reduction of the advertisement in the directories edition business.

[X] In October, 2001 Telecom started to receive from its clients provincial bonds and LECOP. The collection in public bonds represented approximately 18% of the total collection of Telecom for the fiscal year 2002.

[X] the costs of the Group were affected by the creation of new taxes (levied on bank debits and credits) by $37 million and the increase of the employer's social security contributions by approximately $11 million (both non-adjusted figures).

[X] as a summary of all the foregoing, the operating profit was reduced by $1,101 million compared to the fiscal year 2001, becoming a loss of $202 million or a 5.1% margin.

4.   Effects on the significant accounting estimations at December 31, 2002

The above mentioned facts have been taken into account by the management of the Company and Telecom in order to perform the significant accounting estimations included in the present consolidated financial statements. The future actual results may differ from those estimations.

The management of the Company and Telecom have considered the following accounting criteria for the valuation of the assets and liabilities at December 31, 2002 and the quantification of certain significant estimations:

[_]  Criteria for the recognition of the devaluation effects of the peso:
     Argentine GAAP states that the financial results must be recognized in the period in which they are generated, except for the case in which they integrate the costs of the assets that, by virtue of their nature, require an extensive period of undisposable capital. Notwithstanding the foregoing, the magnitude of the

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     devaluation and the general impact in all sectors of the economy caused the issuance of CPCECABA Resolution No. 3/02, adopted by CNV Resolution No. 398/02 that requires the capitalization of foreign currency exchange differences in some circumstances. Telecom has applied the methodology stated in this resolution to calculate the capitalization (Note 4.2.a).

[_] Accounting for inflation of the financial statements: Decree No. 1269/02 of the National Government and CNV Resolution No. 415/02, reestablished the mechanism of accounting for inflation. The Company has applied the methodology stated in RT 6 and in CPCECABA Resolution No. 3/02 to calculate the restatement for inflation in the consolidated financial statements.

[_] Valuation of the provincial public bonds: as part of the credit collection from the public sector, Telecom has received bonds to cancel the credits for services rendered to the different provincial governments. Telecom's intention has been to hold them until their maturity date for which, following Argentine GAAP and having the financial capacity to retain them, Telecom has valued them at their cost plus amortized discount earned using the market rate of return. Notwithstanding the foregoing, because of the economic crisis affecting the national and provincial public sector, the fall of the price of such bonds has been very significant and it is not expected to suffer any changes in the short term. Consequently, despite the intention to hold the provincial bonds until their maturity date, the management of Telecom decided to value since December 31, 2001, the holding of these bonds at their estimated sales price.

     Likewise, those public bonds received as part of the collection of the particular clients, have been valued as follows:

     a) at its nominal value -without accruing any interests-: for the holding of bonds that Telecom applies for their value and in the short term in order to cancel its tax and commercial liabilities. At December 31, 2002 the Group holds $5 million of bonds with these characteristics, which were included in Cash and Banks.

     b) at its estimated sale price: for the holding of bonds that cannot be applied in the short term in order to cancel tax and commercial liabilities. At December 31, 2002 the Group holds $31 million of bonds with these characteristics, which were included in Cash and Banks. The results from holding these kind of bonds were a loss of $72 million, that are included in Financial and holding results in the Consolidated statement of operations.

[_] Recoverability of trade accounts receivable with the public sector: Telecom has considered that the default of the public sector will only produce a delay in the collection. In order to reduce the effect of this delay, Telecom has optimized the compensation actions of the obligations -especially in tax matters- with the public sector. The financial loss that this delay produces has been considered in Telecom's estimations.

[_] Recoverability of trade accounts receivable with the private sector: the serious economic situation existent in our country during the last year, added to the restrictive banking measures over the access and circulation of cash set forth by the National Government at the beginning of this fiscal year, have produced a significant increase in the payment delay. Consequently, Telecom has increased the charges for doubtful accounts receivable, originating deviations with respect to the average payment delays and uncollectable amounts of the last years. However, this trend has been reduced as from 2Q'02 as a consequence of a purge of customer database performed in 1Q'02.

[_] Obligations originated in private contracts, non related to the Argentine financial system: although Decree No. 214 stated the conversion into pesos at an exchange rate of $1 to US$1, the involved parties are entitled to request for a readjustment of the price based on equity principles and in case an agreement is not reached, the courts shall issue a decision over the case. The

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     adequate valuation of this type of credits and debts in our country shall depend on the renegotiation of each of these contracts. The management of Telecom fit its estimations according to the advances of the negotiation process and the possible results.

[_] Recoverability of fixed and intangible assets value: at December 31, 2002 the Telecom Group owns fixed and intangible assets (together "fixed assets") for a total of $10,555 million, equivalent to 82% of the total consolidated assets. As indicated in Note 4.2.h and 4.2.i, these assets have been depreciated based on their useful lives, estimated for each class of fixed assets and the reasonability of the applicable rates must be considered in the context of the de-regulation and the increase of the competition which has characterized the Argentine telecommunication market from October 1999 until the end of 2001.

     Considering the changes in the economic rules during the year 2002 and in particular the perspective of business in the telecommunications industry, Telecom's plans, as from fiscal year 2003, consider the reduction of the future investments without substantially affecting the quality of the services rendered. This decision might change the replacement policy of fixed assets, and consequently in the present depreciation rates. In order to obtain a conclusion about this matter, Telecom and Personal have initiated an integral study of the remaining useful lives of the fixed assets which results will be known during fiscal year 2003.

     The recoverable value of the fixed assets depends on the capacity to generate net cash flows sufficient to absorb the net book value during the periods it is estimated these assets will be useful for the Group.

     The management of Telecom periodically evaluates the recoverable value of such fixed assets by the preparation of economic-financial projections considering alternative scenarios based on macroeconomic, financial and telecommunications market hypothesis, which are considered probable or conservative.

     Notwithstanding the foregoing, the devaluation of the Argentine peso and the "pesificacion" of the public services tariffs and the contracts between private parties executed before January 6, 2002, set forth a significant change in the rules for all of the economic factors of the country. At the date of issuance of these consolidated financial statements the economic and political situation has not stabilized, which generates different and probable scenarios. In particular, the results of the renegotiations of Telecom's tariffs under the terms foreseen by Law No. 25561 and Decree No. 293/02 shall have a significant impact on the economic-financial equation of Telecom.

     Despite the already mentioned difficulties and considering section 9 of mentioned law which states that the National Government shall consider the profitability of the public services companies in order to assess the recoverable value of the fixed assets, the management of Telecom have adopted for their projection of incoming cash flows the modification of its tariffs which allows it to recompose the economic-financial equation of Telecom in a non-regulated and competitive market, with reasonable levels of profitability to pay its shareholders and financial creditors. Additionally, the economic-financial projections include the satisfactory results of the Group's financial debt restructuring described in Note 14.

     Based upon the described methodology regarding the recoverable value of the assets and the satisfactory processes of renegotiations of Telecom's tariffs and the financial debt of the Group, the management of Telecom considers that fixed asset and intangible assets, taken as a whole, are not valued in excess of recoverable value.

[_] Recoverability of tax credits generated by the devaluation of the peso: in accordance with Argentine GAAP related to income taxes

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     accounted for by the deferral method the recoverability of tax credit carryforwards against future income must be evaluated and requires a careful analysis of their recoverability. The amount of the tax credit carryforwards at December 31, 2002 generated fundamentally by the devaluation of the Peso is approximately $2,241 million and its recoverability shall depend essentially on the results of the processes of renegotiation of Telecom Argentina's tariffs and restructuring of the financial debt of the Telecom Group (Notes 13 and 14, respectively). Likewise, the management of Telecom has considered the capitalized foreign currency exchange differences and the effect of the accounting for inflation of the fixed assets as temporary differences and has recorded a deferred tax liability of $1,541 million. Additionally, the Group has recorded other temporary differences, that summed up to the amounts mentioned above, which result in a deferred tax credit at December 31, 2002 of approximately $573 million.

     The National Government, through Decree No. 2568/02 dated December 11, 2002, stated that net losses from exchange differences of assets and liabilities in foreign currency in existence up to January 6, 2002 must be determined considering the exchange rate of US$1=$1.40 and will be deductible for income tax purpose only at a rate of 20% per year starting in fiscal year 2002. Consequently, the difference between the $1.40 rate and the exchange rate at year end ($3.37) must be entirely deducted for income tax purpose in fiscal year 2002.

     This Decree nullified the interpretation of Telecom and its fiscal counsel, which considered that the whole exchange difference would be deferred in the period 2002 - 2006. As a consequence of this and considering the five year prescription period for tax loss carryforward, the probabilities to obtain enough taxable profits in the period 2002 - 2006 in order to use the tax credit carryforwards existing at December 31, 2002 and the deductible exchange differences for the next four fiscal years, have diminished. So, the management of Telecom has decided to record a reserve at December 31, 2002, in addition to the existing reserve of Nucleo of $18 million, for the total net deferred tax credits of Telecom and Personal of $350 million and $192 million, respectively.

     Regarding the recoverability of tax credit on minimum presumed tax of $84 million, as the prescription period is ten years, the Board of Directors of Telecom estimates that its recoverability is probable based on the economic-financial projections.

[_] Classification of debt: as some creditors have exercised their rights to accelerate the maturity of their debts as expressed in Note 14, the management of Telecom has decided to disclose all its debt as current liabilities, except for the debt with the Titan financial trust, which has been refinanced as indicated in Note 8.

NOTE 4 - BASES OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1  Bases of presentation

The CPCECABA and the CNV approved RT 16, 17, 18, 19 and 20 of the FACPCE which establish new accounting and disclosure principles. These new RT fit in the project of harmonization of Argentine GAAP with IAS issued by the IASC and they would take effect as from the Telecom Group's fiscal year beginning January 1, 2003.

As the Company's objective was always the adoption of accounting principles consistent with IAS and that conform closely to the U.S.GAAP, the management of the Company decided the early adoption of the new RT, in accordance with CNV Resolution No. 434. Additional information on the impact of these new standards on the Company's financial condition and the results of operations is given in
Note 4.1.c.

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So, the Company's consolidated financial statements have been prepared in accordance with Argentine GAAP (RT 4, 5, 6, 8, 9, 14, 16, 17, 18 and 19 established by the FACPCE, modified by the CPCECABA and subsequently adopted by the CNV. The consolidated financial statements include certain reclassifications and disclosures to conform more closely to the form and content required by the SEC.

Where investments in subsidiaries are accounted for by the equity method, Argentine GAAP requires companies with a controlling financial interest in other companies to present both parent company and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these consolidated financial statements, the parent company's summarized financial information is included in Note 19. This approach has been adopted for the convenience of the reader of the financial statements.

In accordance with procedures defined in FACPCE RT 4, financial statements at December 31, 2002, 2001 and 2000 have been consolidated on a line by line basis for majority-owned subsidiaries, as follows:

      ----------------------------------------------------------------------------------------------
                                             December 31,
      ----------------------------------------------------------------------------------------------
              2002                                2001                                2000
      ----------------------------------------------------------------------------------------------
      Telecom                            Telecom                               Telecom
      Publicom                           Publicom                              Publicom
      Personal                           Personal                              Personal
      Micro Sistemas                     Micro Sistemas                        Micro Sistemas
      Telecom Argentina USA              Telecom Argentina USA                 Telecom Internet (*)
      ----------------------------------------------------------------------------------------------

    (*) Merged into Telecom on November 30, 2001.

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Additionally, certain reclassifications to the comparative figures were included in order to reach a better comparison between those figures and the ones for December 31, 2002.

a)   Financial statements used for consolidation

Financial statements at December 31, 2002, 2001 and 2000 and for the fiscal years/twelve month period ended December 31, 2002, 2001 and 2000 have been used for the consolidation (see e below). Consequently, these periods coincide with those of the Company.

b)   Foreign currency translation

The Group follows FACPCE RT 18 with the amendments introduced by the CPCECABA to translate the foreign corporations financial statements (Nucleo, Telecom Argentina USA, Latin American Nautilus and Intelsat Ltd.) into Argentine pesos for purposes of consolidation, total or in a line, considering that companies as companies non integrated.

According to this RT, the investments in these companies have been valued at exchange rate at year-end.

Exchange rates differences resulting from the translation of those financial statements are included in the Company's consolidated balance sheet in Temporary differences from translation.

c) Effect of the new accounting standards in the consolidated financial statements

The early adoption of the new accounting standards in accordance with CNV Resolution No. 434, resulted in changes of valuation and disclosure criteria that have been recorded by the Group as per the following detail:

[X]  Changes in the valuation criteria of assets and liabilities

1. Accounting measurement of certain assets and liabilities at their current value. RT 16, which establishes the notions of professional accounting standards, includes as one of the measurement criteria, the use of the discounted amount of the net cash flow to be received and disbursed for assets and liabilities, respectively, (current value). As a result, RT 17 provides as general criteria

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     the accounting measurement of certain assets and liabilities in currency based on the calculation of its current value, using the internal rate of return determined at the time of measurement, except the company intends and finds it feasible to dispose of its assets or advance payment of its liabilities.

2. Loans arising from refinancing. RT 17 establishes that when an arms' length debt is replaced with another one, the terms of which are substantially different from the original ones, the pre-existing account will be written off and a new debt will be acknowledged, the accounting measurement of which shall be made based on the best possible estimate of the sum payable, discounted using a rate evidencing the market assessments on the time value of money and the specific risks of the debt. In addition, the standard provides, without admitting any evidence to the contrary, that the terms are substantially different if the discounted value of the new debt differs at least by ten percent from the discounted value of the refinanced debt. In such regard, as stated in Note 8, the agreements entered into during FY 2002 by the TITAN Financial Trust are a refinancing subject to the new accounting standards, so that Personal wrote off its existing debt and acknowledged a new debt, pursuant to the new agreement entered into, at its current value, by using a discount rate of 12% p.a. in US dollars.

3. Derivative Financial Instruments. RT 20 establishes the particular valuation and exposure criteria for derivative instruments and hedging transactions. As per this standard, hedging derivative instruments must be acknowledged in financial statements as assets or liabilities at their current values as of the measurement date. In the case of a derivative instrument to protect cash flow risks, the change in its current value is charged, as per the CPCECABA's amendment, to a specific account called "Temporary measurement differences of derivative instruments determined as an effective hedge" included in the balance sheet and which shall be reclassified as period income when assets or liabilities subject matter of the hedge have an impact on such period's income. Instead, in the case of a derivative instrument to protect the risks of changes in the current value, changes in the current value are directly charged to period income. In both cases, the non-cash portion of derivative financial instruments is directly charged to period income when such event is known. As of December 31, 2002, the application of this standard to Telecom did not give rise to any accounting effect for there were no current derivative instrument existing as of such date and comparative figures were not adequate since the transition standard establishes the non-correction of accounting balances of years prior to the first year of application.

4. Temporary differences from translation. RT 18 amended by CPCECABA establishes that the exchange differences arising from translation of financial statements in foreign currency shall be exposed as an additional chapter between liabilities and the stockholders' equity called "Temporary differences from translation" instead of their being acknowledged as period income.

5. PCS License. RT 17 amended by CPCECABA in item 5.13.3 establishes that if the useful life of an intangible asset is undefined, its depreciation may not be necessary, subject to comparisons of the accounting residuary value and its recoverable values. Therefore, the Management of Telecom decided to suspend the systematic depreciation of the PCS license as from year 2002 considering that the accounting residuary value of such license does not exceed its recoverable value at the closing of the accounting period.

[X]  Changes in disclosure criteria

1. Reclassification of costs included in net sales. RT 19 establishes that only reimbursements and allowances may be deducted from sales

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

     and not direct taxes. Therefore, turnover taxes and other costs directly associated with sales were reclassified at operating costs.

[X] Goodwill. RT 19 provides for the breakdown of the goodwill in a specific caption within the balance sheet separating it from the Intangible Assets caption. Depreciation of the caption shall be set forth in the consolidated statement of operations as Depreciation of goodwill. In previous years/twelve month periods, the Company included it within Equity losses from related companies.

[X]  Exposure and Valuation of Class "A" Preferred Shares

At the time of issuance of Class "A" preferred shares, there were no domestic standards in place regulating the accounting treatment of preferred shares with a scheduled redemption and the Company decided to expose such shares in its stockholders' equity and to value them at their nominal value, restated in constant pesos at each year end, since, based on their issue terms, they were a principal instrument subject to corporate risk.

RT 17 establishes as a particular standard that redeemable preferred shares are part of the liabilities when their issue terms directly or indirectly bind the issuer to redeem them for a determined or determinable amount on a fixed or determinable date. In addition, RT 16 establishes essentiality as one of the characteristics inherent in the information contained in financial statements, stating that transactions and events must be accounted for and exposed basically considering their substance and economic reality.

With the adoption on an early basis of the new standards, the Company's Management -with it legal counsel's assistance- made a new analysis of the issue in the light of RT 16 and 17 and reached the conclusion that Class "A" preferred shares must continue being part of Nortel's stockholders' equity.

The grounds for this position include:

..    The redemption and dividend commitment of Class "A" preferred shares is subject to the condition there exist liquid and realised profits.

..    The liability to redeem Class "A" preferred shares arises only after meeting the condition precedent that there exist liquid and realised profits.

..    Therefore, holders of Class "A" preferred shares are shareholders and not creditors.

The adoption of these new valuation and disclosure criteria resulted in the following impact for the year ended December 31, 2002 and in a retroactive adjustment for the comparative figures, as follows:

                                                                         Years/twelve month periods ended
                                                               -----------------------------------------------------
                                                                 12.31.02     12.31.01      12.31.00     12.31.99
                                                               -----------------------------------------------------
..  Changes in valuation criteria of assets and                                    (loss) profit
   -------------------------------------------                                    -------------
   liabilities
   -----------
1. Other receivables
         The Telecom Group                                                -            (3)          (3)            -
         Minority interest                                                -             1            2             -
                                                               -----------------------------------------------------
                                                                          -            (2)          (1)            -
                                                               -----------------------------------------------------
2. Loans arising from refinancing
         The Telecom Group                                               43             -            -             -
         Minority interest                                              (20)            -            -             -
                                                               -----------------------------------------------------
                                                                         23             -            -             -
                                                               -----------------------------------------------------
3. Derivative financial instruments
         The Telecom Group                                                -             -            -             -
         Subsidiaries of Telecom                                          -             -            -             -
                                                               -----------------------------------------------------
                                                                          -             -            -             -
                                                               -----------------------------------------------------
4. Temporary differences from translation
         The Telecom Group                                              (36)            -            -             -
         Minority interest                                               21             -            -             -
                                                               -----------------------------------------------------
                                                                        (15)            -            -             -
                                                               -----------------------------------------------------
5. PCS license
         The Telecom Group                                               44             -            -             -
         Minority interest                                              (20)            -            -             -
                                                               -----------------------------------------------------
                                                                         24             -            -             -
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Total valuation adjustments FY 2002                                      32             -            -             -
Total  adjustments  in  Unappropriated  retained  earnings  at            -            (2)          (1)            -
years/periods end
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
..  Changes in disclosure criteria
   ------------------------------
1. Net sales
         The Telecom Group
             -  Turnover tax                                            131           233          223          218
-------------------------------------------------------------------------------------------------------------------

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

             -  Settlement outgoing expenses                            102            70           94          127
             -  Other direct costs of sales                              34            48           19            -
                                                               ----------------------------------------------------
                                              Higher net sales          267           351          336          345
                                                               ----------------------------------------------------
2.   Cost of services provided
         The Telecom Group
             -  Turnover tax                                           (131)         (233)        (223)        (218)
             -  Settlement outgoing expenses                           (102)          (70)         (94)        (127)
             -  Other direct costs of sales                             (34)          (48)         (19)           -
                                                               ----------------------------------------------------
                                        Higher operating costs         (267)         (351)        (336)        (345)
                                                               ----------------------------------------------------
Net effect of reclassifications in the Consolidated
statements of operations                                                  -             -            -            -
-------------------------------------------------------------------------------------------------------------------

d)   Accounting for inflation

The consolidated financial statements have been prepared in million of Argentine pesos of constant currency, recognizing the inflation effects. In order to prepare the accounting for inflation, the mechanism established by RT 6 was used.

From September 1995, in accordance with the Argentine GAAP and CNV Resolution No. 272/95 with provisions of National Government Decree No. 316/95, inflation adjustments of financial statements had been discontinued.

However, the end of the stability context, which characterized the period in which the Convertibility Law was applicable and had justified the discontinuation of the accounting for inflation, forced the CPCECABA to issue Resolution No. 3/02 which reestablished the mechanism of restatement of the financial statements according to RT 6, amended by RT 19, using the Wholesale Internal Prices Index, from January 1, 2002.

In July 2002, National Government Decree No. 1269/02 repealed Decree No. 316/95, reestablishing the accounting for inflation of the financial statements. The CNV, though Resolution No. 415/02, adopted this procedure. Consequently, present financial statements are restated in constant pesos since January 1, 2002, fulfilling the accounting and legal standards.

Changes in price indices for the fiscal years/twelve month period ended December 31, 2002, 2001 and 2000 have been as follows:

  --------------------------------------------------------------------------------------------------------------
               Years/Period                Wholesale Internal Prices Index          Consumer Prices Index
  --------------------------------------------------------------------------------------------------------------
  January'00 - December'00                                1.08                              (1.81)
  January'01 - December'01                                2.71                              (0.80)
  January'02 - December'02                              118.21                              40.95
  --------------------------------------------------------------------------------------------------------------

Implicit financing costs have been segregated in the disclosure of assets and liabilities, where significant.

e)   Change of fiscal year-end and comparative financial statements

Consolidated financial statements at December 31, 2002 include as comparative information the fiscal year and the twelve month period ended December 31, 2001 and 2000, respectively, adapted to the new fiscal tear-end approved in September 30, 2000 and included in the Company's Consolidated financial statements at December 31, 2001 as comparative information.

The comparative figures corresponding to the statements of operations, of changes in shareholders' equity and of cash flow for the twelve month period ended December 31, 2000 are the result of the addition of the figures corresponding to the fiscal year ended September 30, 2000 to the irregular fiscal year ended December 31, 2000 and the deduction of the amounts corresponding to the three month period ended December 31, 1999. The auditors that reviewed the financial statements used for the calculation of those comparative figures (December 31, 2000, September 30, 2000, and December 31,
1999) issued the reports in all cases without observations.

f)   Financial instruments to hedge financial risk or reduce financing costs

During the period in which the Convertibility Law that fixed the exchange rate between Argentine peso and the dollar at $ 1 = US$ 1 was in force, as part of its risk management strategy, Telecom Group had decided to convert a significant portion of its debt obligations denominated in foreign currencies other than the U.S. dollar to the

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

U.S. dollar in order to reach a "natural hedge" with its income fixed in dollars as described in Note 2.g. Occasionally, the Group had also swapped the interest on debt in order to balance its financial payments between fixed and floating interest on debt.

However, due to the change in current macroeconomic conditions described in Note 3, Telecom Group terminated all of its foreign currency and interest rate swap agreements during the second quarter of the year 2002 (see Note 8).

Telecom and its subsidiaries do not invest in speculative derivative financial instruments.

g)   Concentration of credit risk

Telecom and some of its subsidiaries provide telecommunication services to residential, commercial and governmental clients, granting credit in accordance with regulations governing such services, generally without security. The fixed customer lines (pre-paid lines were not included) were 3,293,952, 3,583,622 and 3,575,389 at December 31, 2002, 2001 and 2000, respectively, and the cellular customer lines (pre-paid lines were not included) were 462,730, 722,906 and 897,310 at these dates, respectively, and represents a diverse customer base.

The risk of collectibility varies among customers largely due to the individual financial situation of the customer. The Telecom Group evaluates the risk of uncollectable accounts and provides an allowance for doubtful accounts receivable.

h)   Cash and cash equivalents

In the Consolidated statements of cash flow, the Company includes as cash and cash equivalents all highly liquid investments purchased with an original maturity of three months or less.

i)   Revenue recognition of Telecom

Revenue is recognized as services are provided to customers. Revenue recognized may result in receivables not yet billed to customers.

However, in the case of revenues for installation fees, Telecom recognizes them in the period in which the installation service is completed, jointly with the related costs. Considering that the installation costs are higher than the related revenues, it is considered that this criterion corresponds with U.S.GAAP (see Note 20), because U.S.GAAP requires the deferral of the installation fees and the related costs considering the estimated average useful life of customers. However costs in excess of the related revenues cannot be deferred.

For services paid for by the customers but not yet provided to them, Telecom records a liability.

Both services provided for but not billed and services paid for but not rendered are estimated using technical measurement information systems.

j)   Net income (loss) per share

The Company calculates net income (losses) per common share on the basis of 5,330,400 common shares outstanding with a $10 nominal value and one vote per share, considering the net income (loss), less the dividends corresponding to the Class "A" and Class "B" preferred shares.

4.2      Principal valuation criteria

a) Balances in foreign currency: at exchange rates existing at each year/period end. Exhibit G shows details of foreign currency balances. Foreign exchange gains or losses expressed in constant pesos, net of the effect of the inflation, were credited to or charged against net income of each year/period, as appropriate.

     As the devaluation of the peso has been significant, the CPCECABA issued Resolution No. 3/02, subsequently adopted by CNV Resolution No 398/02, that

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

     requires for the capitalization of foreign currency exchange differences by debt, originated in the devaluation of the Argentine peso as from January 6, 2002.

     These resolutions establish that capitalized foreign currency exchange differences are in advance for the accounting for inflation and are included in the future restatement of the financial statements in constant pesos. Meanwhile, the excess over these constant figures will be recorded in the financial statements. Telecom calculated the capitalization following the methodology described in these resolutions. The financial results capitalized are detailed in Note 5.t. and Exhibit A.

     Considering that in the second quarter of fiscal year 2002, the restatement in constant pesos was reestablished and, considering the volatility of the economical and operating variables that affect the Group's business, the management of Telecom considers reasonable not to capitalize foreign currency exchange differences on fixed assets from April 1, 2002.

b) Cash and banks in pesos: at nominal value plus accrued interest at each year/period-end, where applicable.

c) Trade accounts and other receivables in currency and liabilities originated in the sale or purchase of goods and services and in financial transactions: at its accounting measurement, as a result of the discounted value of the cash flows that will be generated by assets and liabilities by using the internal rate of return at the moment of the initial measurement. This measurement does not significantly differs from the nominal value plus accrued interest at each year/period-end.

     Premiums or discounts are amortized on a straight-line basis over the debt period. Legal fees, commissions and other bond issuance costs corresponding to debt issuance are capitalized as Intangible assets and amortized over the term of the corresponding debt. Amortization is classified within Financial and holding results in the Consolidated statement of operations.

     The costs of foreign currency and interest rate swap contracts were amortized on a straight-line basis over the term of the corresponding debt and classified within Interest on debt and Foreign currency exchange losses within Financial and holding results in the Consolidated statement of operations. Results from swaps cancellation described in Note 8 are included within Financial and holding results in the Consolidated statement of operations.

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

d) Other receivables and liabilities in currency not included in c) above (except for deferred tax assets and liabilities and retirement benefits): at its accounting measurement, as a result of the discounted value of the cash flows that will be generated by assets and liabilities by using the internal rate of return at the moment of the measurement. This measurement does not significantly differs from the nominal value plus accrued interest at each year/period-end.

e)   Investments:

     .    Short term investments: at nominal value plus accrued interest.

     . Public bonds to be held to maturity: at cost plus amortized discount earned using the internal rate of return at date of purchase (see the additional information in Note 3).

     .    Other public bonds: at market value less estimated sales costs.

     .    Equity investments of Telecom:

          - related companies in which Telecom has significant influence: and its related companies: at the VPP based upon subsidiaries financial statements and using comparable accounting criteria as are used for the Company's consolidated financial statements. In those companies where their financial statements closing date is different than that of the Telecom's one, financial statements with a closing date of no more than three months are used for consolidation purposes.

          The management of the Company is not aware of any event that modifies its financial position or the results of its operations or significantly affects the valuation of its investments in subsidiaries or related companies and the corresponding results at December 31, 2002, since the approval date of their financial statements.

     .    - Investment in Intelsat Ltd.: at acquisition cost or VPP, the least.

     .    Capital contributions: at nominal value restated as detailed in Note
          4.1.d.

     Investments in foreign companies were valued at exchange rates existing at each year/period-end. Foreign exchange gains or losses are accounted for in the Temporary differences from translation caption of the Consolidated balance sheets. Investments are detailed in Exhibit C and D.

f) Inventories: at each year/period-end replacement cost. Inventories have been recorded at amounts which do not exceed their net realizable value.

     The sales prices of cellular handsets are influenced by a marketing strategy to achieve higher market penetration by reducing customer access costs, without losing sight of the overall cellular business profitability. As a result, on occasion, the management of Telecom decides to sell handsets at prices lower than replacement cost. As these sales price policies are the result of decisions of the management of Telecom, promotional prices are not used to calculate the net realizable value of such inventories.

g)   Other assets:

     . Deferred printing costs: at cost restated as detailed in Note 4.1.d, which is expensed as directories are issued.

     .    Raw materials: at each year-end replacement cost.

h)   Fixed assets:

     .    Transferred from ENTel: at the transfer price, restated as detailed in
          Note 4.1.d less accumulated depreciation at year/period-end. At December 31, 2002, title transfer of 4.73% of these assets remains to be completed; Telecom is in full

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

          possession of these assets, and they are integrated into the economic activity of Telecom.

     . Acquired subsequent to November 8, 1990: at acquisition cost, restated as detailed in Note 4.1.d less accumulated depreciation.

     The cost of fixed assets whose construction over a prolonged period of time is financed includes capitalized interest on associated third party financing. These costs are detailed in Note 5.t. and Exhibit A.

     Fixed asset acquisitions financed by leases are recorded at the estimated price which would have been paid on a cash basis, with the unpaid amount discounted using the internal rate of return at the moment of the initial measurement (including the purchase price option), recorded as a liability.

     Fixed assets whose operating condition warrants replacement earlier than the end of the useful life, are depreciated based on the remaining useful life assigned in accordance with the Telecom's investment plan.

     Fixed assets are depreciated using the straight-line method over the estimated useful lives of each asset class.

     Fixed assets, net of accumulated depreciation, taken as a whole, are not valued in excess of recoverable value (see the additional information in Note 3). Fixed assets activity is detailed in Exhibit A.

i) Intangible assets: at acquisition cost, restated as detailed in Note 4.1.d less accumulated amortization at year/period-end.

     The cost of intangible assets developed over a prolonged period of time includes capitalized interest on associated third party financing. These costs are detailed in Note 5.t.

     Intangible assets are depreciated using the straight-line method, over the estimated useful lives of each asset class, except for PCS license, as follows:

     System development costs                       60 months
     Debt issue costs                               Initial debt term
     Usage rights                                   180 months
     Exclusivity rights                             Contract term
     Websites                                       24 months
     Trademarks and patents                         180 months

     Telecom has suspended the amortization of the PCS license as from FY 2002 in accordance with the new accounting standards, because it is an intangible with non-defined useful life, whose accounting value does not exceed its recoverable value.

j) Goodwill: at acquisition cost, restated as detailed in Note 4.1.d less accumulated amortization at year/period-end. Goodwill is depreciated using the straight-line method over a sixty months period.

k) Dismissal indemnities and termination payments are charged to other expenses when a termination decision is made by Telecom.

l)   Taxes payable:

..    Income Tax: income tax is calculated on estimated taxable income at the statutory tax rate in effect at year-end (35%). The resulting amount was charged to Income tax in the Consolidated statement of operations. It also includes the effects of the adoption of the deferral method (see Note 10).

     Deferred tax assets and liabilities have been valued at nominal value in accordance with CNV Resolution No. 434.

     . Tax on minimum presumed income: the Telecom Group has estimated tax loss carryforward by the end of the year 2002. Consequently, for the fiscal year ended December 31, 2002, a credit for tax on minimum presumed income was recorded and has been included in Other receivables, because it was estimated that the payments for this tax will be recoverable within the legal term of prescription.

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

   . Turnover Tax: for the fiscal years/twelve months period ended December 31, 2002, 2001 and 2000, turnover taxes as an overall percent of applicable revenues were 3.41%, 3.38% and 3.08%, respectively.

m) Other liabilities:

   . Retirement benefits: represent obligations for accrued and unpaid benefits stipulated in collective bargaining agreements. Accruals are actuarially determined based upon existing information at each year-end.

n) Reserves:

   . Asset reserves: have been provided for doubtful accounts receivable, other receivables for the recoverability of the deferred net assets and for inventories whose realization is not assured based upon year/period-end analyses. Additional information is given in Note 3.

   . Liability reserves: have been provided for contingencies based upon management estimates and the opinion of legal counsel.

   Activity in these reserves is detailed in Exhibit E.

m) Shareholders' equity accounts: they are restated as described in Note 4.1.d, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock. The redeemable preferred shares, whose characteristics are detailed in Note 7, have been valued at nominal value restated as detailed in Note 4.1.d, and disclosured in the equity shareholder's , because the compromised redemption, and the corresponding dividends, are subject to the existence of liquid and realized income.

n) Statement of operations accounts: they are restated as follows:
   . charges by consumption and non monetary assets depreciation (fixed and intangible assets) were recorded considering the restated amounts;
   . financial results in constant pesos are disclosed net of the effect of the inflation generated by the corresponding assets and liabilities;
   .  other results at cost restated as described in Note 4.1.d.

o) Unusual losses: represent losses that perform only one of the necessary requirements to be classified as extraordinary (atypical and exceptional issue) and that must be shown as a separate caption in the ordinary results.

   They corresponded to a part of the "Tax on credits and debits in bank accounts and other operations" that impacts directly in the costs of the Group, because, until February 18, 2002, only one portion of this tax could be deducted from the determinative income tax and VAT. The new tax is in force since April 3, 2001 to December 31, 2002. Its collection would be affected to the creation of a Fund of Public Emergency and the Government had expressed its intention to consider the total tax as payment in advance of VAT and income tax at the moment that it would cease the economic emergency.

   As a consequence of the serious economic crisis and the importance of this tax measured in terms of tax collection, the National Government extended its force until December 31, 2004. The management of the Company had estimated that this extension would be probable; so that, as from the second quarter of fiscal year 2002, $46 million of unusual losses have been reclassified to Operating costs.

NOTE 5 - DETAILS OF PRINCIPAL CONSOLIDATED FINANCIAL STATEMENT CAPTIONS

The composition of principal financial statement captions is as

                              NORTEL INVERSORA S.A.


follows:
------------------------------------------------------------------------------------------------------------
Consolidated balance sheets at December 31,                                             2002        2001
------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
--------------
a) Cash and banks
            Cash                                                                               3           9
            Banks                                                                             50          87
            National and Provincial Public bonds (*)                                          36          32
                                                                                     -----------------------
(*) With settlement power in their respective jurisdictions and used by Telecom
to pay taxes there.                                                                           89         128
                                                                                     =======================
b)  Investments
            Short term investments (Exhibit D)                                             1,151         345
            Public bonds (Exhibit C)                                                         185           -
                                                                                     -----------------------
                                                                                           1,336         345
                                                                                     =======================

------------------------------------------------------------------------------------------------------------
Consolidated balance sheets  at December 31,                                            2002        2001
------------------------------------------------------------------------------------------------------------
c) Trade accounts receivable
          Basic national and international telephone service, data
          transmission and internet                                                          516       1,239
          Cellular telephone service in the Argentine Republic                               282         591
          Cellular telephone service abroad                                                   69          59
          Directories edition                                                                 25         103
                                                                                     -----------------------
        Subtotal of trade accounts receivable                                                892       1,992
          Allowance for doubtful accounts receivable (Exhibit E)                            (296)       (513)
                                                                                     -----------------------
                                                                                             596       1,479
                                                                                     =======================
d) Other receivables
         Deferred tax assets (Note 10)                                                         4         152
         Tax credits                                                                          17          59
         Prepaid expenses                                                                     16          35
         Accounts receivable from employees                                                    8          24
         Accounts receivable from unions                                                       1           2
         Swap agreements collateral                                                            -         292
         Various                                                                              30          69
                                                                                     -----------------------
                                                                                              76         633
                                                                                     =======================
e) Inventories
         Cellular handsets and equipment (Exhibit F)                                          17          52
         Allowance for obsolescence of inventories (Exhibit E)                                (5)         (4)
                                                                                     -----------------------
                                                                                              12          48
                                                                                     =======================
f) Other assets
        Deferred printing costs                                                                2           9
        Raw materials                                                                          1           4
                                                                                     -----------------------
                                                                                               3          13
                                                                                     =======================
NON-CURRENT ASSETS
------------------
g) Trade accounts receivable
        Basic national telephone service                                                       -           8
        Directories edition                                                                    1           -
                                                                                     -----------------------
                                                                                               1           8
                                                                                     =======================

h) Other receivables
        Deferred tax credit (Note 10)                                                        581          37
        Credit on tax on minimum presumed income                                              84          45
        Other tax credits                                                                      1           4
        Certificates of tax credit                                                            31          41
        Prepaid expenses                                                                       6          15
        Receivables from sale of Sky Argentina S.C.A                                           5          11
        Various                                                                                7           1
                                                                                     -----------------------
          Subtotal                                                                           715         154
        Allowance for other receivables                                                     (577)        (37)
                                                                                     -----------------------
                                                                                             138         117
                                                                                     =======================

i) Goodwill

==================================================================================================================
                             Original             Original           Amortization
                              value                value    -------------------------------      Net         Net
                               at                 at year   Accumulated  For    Accumulated    balance     balance
                            beginning  Additions    end         at       the      at year       2002        2001
                             of year                         beginning   year       end
                                                              of year
------------------------------------------------------------------------------------------------------------------
On the acquisition of Cable         1          2        3          (1)      -           (1)          2           -
Insignia
On the acquisition of              71          -       71         (61)    (10)         (71)          -          10
Soluciones
On the acquisition of Micro         5          -        5          (5)      -           (5)          -           -
Sistemas
                            --------------------------------------------------------------------------------------
Total 2002                         77          2       79         (67)    (10)         (77)          2
==================================================================================================================
==================================================================================================================
Total 2001                         77          -       77         (49)    (18)         (67)                     10
==================================================================================================================

CURRENT LIABILITIES
-------------------
i) Accounts payable
        Vendors                                                      357     881
        Advance from customers (Note 4.1.h)                           21      22
        Capital leases (Note 11)                                       2      63
        Companies Law No. 19550 Sect. 33 and related parties
(Note 7.c)                                                            11     105
                                                                  --------------
                                                                     391   1,071
                                                                  ==============
j) Compensation and social benefits payable
        Vacation, awards and social benefits                          41      94

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------
        Termination benefits                                   15          28
        Compensation fund                                       5          11
                                                      -----------------------
                                                               61         133
                                                      =======================

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
Consolidated balance sheets  at December 31,                                            2002        2001
------------------------------------------------------------------------------------------------------------
k) Taxes payable
        Tax on minimum notional income                                                        50           -
        Income tax (net of payments)                                                           -          31
        VAT (net of payments)                                                                 27          65
        Turnover tax                                                                          24          44
        Other taxes                                                                           18          46
                                                                                     -----------------------
                                                                                             119         186
                                                                                     =======================
l) Other liabilities
        Declared and available dividends payable                                               3           4
        Declared and available Redemption of Class "A" Preferred shares payable               13           9
         Repair fund                                                                          13          13
         Contribution to social programs for Internet access and other                         4          28
         Various                                                                               9           4
                                                                                     -----------------------
                                                                                              42          58
                                                                                     =======================
NON-CURRENT LIABILITIES
m) Accounts payable
          Vendors                                                                              -           4
          Capital leases (Note 11)                                                             -          20
                                                                                     -----------------------
                                                                                               -          24
                                                                                     =======================
n) Compensation and social benefits payable
         Termination benefits                                                                 18          52
         Compensation fund                                                                    11          31
                                                                                     -----------------------
                                                                                              29          83
                                                                                     =======================
o) Other liabilities
          Retirement benefits                                                                  6          15
           Lease of international capacity                                                    14           9
          Various                                                                              9           4
                                                                                     -----------------------
                                                                                              29          28
                                                                                     =======================

------------------------------------------------------------------------------------------------------------
Consolidated statement of operations                                                Income (expense)
                                                                                    ----------------
Years/twelve month period ended December 31,                                  2002        2001        2000
------------------------------------------------------------------------------------------------------------
p) Net sales
 National and international telephone service                                    2,510       4,453       4,768
 Cellular telephone service                                                      1,028       1,809       1,907
 Data transmission and Internet                                                    422         640         558
 Directories edition                                                                23         102         116
                                                                          ------------------------------------
                                                                                 3,983       7,004       7,349
                                                                          ====================================
q) Equity loss from related companies
       Latin American Nautilus                                                     (15)         (5)          -
       Intelsat Ltd.                                                                 -           2           -
      Agroconnection                                                                 -          (2)          -
      Multibrand                                                                     -           -          (2)
      Nahuelsat                                                                     (8)         (1)          -
                                                                          ------------------------------------
                                                                                   (23)         (6)         (2)
                                                                          ====================================
s) Depreciation of goodwill
Soluciones                                                                         (10)        (15)        (15)
Micro Sistemas                                                                       -          (2)          -
Cable Insignia                                                                       -          (1)          -
                                                                          ------------------------------------
                                                                                   (10)        (18)        (15)
                                                                          ====================================
r) Financial and holding results Generated by assets
      Interest earned on short term investments                                     (3)         48          67
      Interest earned on trade accounts receivable                                  78          89          79
      Foreign currency exchange gains                                              621          (2)          -
      Results from measurement of assets at present value                            -          (3)         (3)
      Results on holding of national and provincial public bonds by                (72)          -           -
collection
      Losses on exposure to inflation                                           (2,073)          -           -
      Other financial results                                                      (84)        (13)         22
                                                                          ------------------------------------
     Total generated by assets                                                  (1,533)        119         165
                                                                          ------------------------------------

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
Consolidated statement of operations                                                Income (expense)
                                                                                    ----------------
Years/twelve month period ended December 31,                                  2002        2001        2000
--------------------------------------------------------------------------------------------------------------
   Generated by liabilities
      Interest on debt (*)                                                        (912)       (663)       (646)
      Capitalized interest and foreign currency exchange differences by             66         103         129
        debt on work in progress and intangible assets
      Capitalized foreign currency exchange differences by debt                    891           -           -
      Results from swaps cancellation                                             (279)          -           -
      Tax on corporate indebtedness                                                 (4)        (15)        (48)
      Foreign currency exchange losses                                          (4,412)        (13)          4
      Gains on exposure to inflation                                               935           -           -
      Results from measurement of liabilities at present value                      43           -           -
                                                                          ------------------------------------
      Other financial results                                                      (57)        (34)        (28)
                                                                          ------------------------------------
     Total generated by liabilities                                             (3,729)       (622)       (589)
                                                                          ------------------------------------
Total financial and holding results                                             (5,262)       (503)       (424)
                                                                          ====================================
(*) Includes (9), (11) and (7), respectively, corresponding to the amortization of debt issue costs.

s) Other expenses, net
Dismissal indemnities and termination benefits                                     (48)        (83)        (48)
Reserves for contingencies                                                        (100)        (39)        (46)
Disposal of inventories leased without charge                                      (22)          -           -
Net income from sale of fixed assets and other income (expense), net                (3)         (7)        (11)
                                                                          ------------------------------------
                                                                                  (173)       (129)       (105)
                                                                          ====================================
t) Unusual losses
Tax on credits and debits in bank accounts an other bank operations                  -         (33)          -
                                                                          ====================================

NOTE 6 - SUPPLEMENTARY CONSOLIDATED CASH FLOW INFORMATION

The Company uses the indirect method of reconciling net income to cash flows provided by operating activities.

Funds in excess of daily cash needs are invested in short term investments with maturities of less than nine months and, as a result, such investments are not presented in the Consolidated statements of cash flows.

The composition of cash and cash equivalents is as follows:

                                                       At December 31,
                                                       ---------------
                                              2002      2001     2000    1999
                                              ----      ----     ----    ----
       Cash and banks                           53        96       52      39
       Short term investments                1,271       345      692     411
                                            ---------------------------------
       Total of cash and cash equivalents    1,324       441      744     450
                                            =================================

Income tax payments are as follows:

----------------------------------------------------------------------------
Years/twelve month period ended December 31,     2002       2001       2000
----------------------------------------------------------------------------
Income tax paid                                       -        233       277
                                                  ==========================

Changes in assets and liabilities by financial statement caption are as follows:

Net decrease (increase) in assets
    Investments not considered as cash or cash equivalents              55             -            -
    Trade accounts receivable                                          (98)         (223)        (354)
    Other receivables                                                1.027          (137)          65
    Inventories                                                        (16)          142         (152)
    Other assets                                                        10             4            -
                                                              ---------------------------------------
                                                                       978          (214)        (441)
                                                              =======================================
Net increase (decrease) in liabilities
    Accounts payable                                                  (385)         (440)         131
    Compensation and social benefits payable                          (129)           11          (48)
    Taxes payable                                                      (59)           87          (20)
    Other liabilities                                                  (21)          (16)         (42)
    Reserves                                                           (95)          (41)         (57)
                                                              ---------------------------------------
                                                                      (689)         (399)         (36)
                                                              =======================================

..  Principal non-cash transactions

The principal non-cash transactions, which are not reflected in the Consolidated statements of cash flows are as follows:

                            NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Years/twelve month period ended December 31,                      2002          2001          2000
------------------------------------------------------------------------------------------------------
Fixed asset acquisitions financed by debt and accounts                   11           342          770
payable
Fixed asset acquisitions financed by capital leases                       1             9            7
Intangible assets acquisitions financed by accounts payable               -             4           11
Inventories acquisitions financed by accounts payable                     -            33          103
Capitalized interest on fixed assets and intangible assets               67           103          129
Inventories leased without charge                                        11            33          161
Transactions with national and provincial public bonds
     Trade accounts receivable collections                              847            32            -
     Income tax payments                                                (46)            -            -
     Other taxes payments                                              (402)            -            -
     Accounts payable payments                                         (222)            -            -
                                                              ----------------------------------------
                                                                        267           556        1,181
                                                              ========================================

.. Principal investing activities

Non current investments and related intangible assets acquisitions are as follows:

  Intelsat Ltd.                                                           -             -            2
  Capital contributions to Latin American Nautilus                        -             -          (13)
  Capital contributions to Agroconnection                                 -             -           (2)
  Advanced for the acquisition of shares of Latin American                -             -           (2)
  Nautilus
                                                              ----------------------------------------
                                                                          -             -          (15)
                                                              ========================================

Fixed asset acquisitions include the following:

Debt repayment on fixed assets acquired in prior periods               (237)         (598)        (585)
                                                               =======================================

Intangible asset acquisitions include the following:

System development costs                                                (18)          (59)         (76)
PCS licenses                                                             (1)         (183)        (185)
Exclusivity rights                                                       (3)          (11)         (28)
Usage rights                                                             (1)            -           (7)
Band B of Paraguay licence                                               (1)            -            -
Websites                                                                  -             -           (2)
                                                               ---------------------------------------
                                                                        (24)         (253)        (298)
                                                               =======================================

Funds used and generated by Investments not considered as cash or cash equivalents are as follows:

Public bonds                                                             99            (9)         196
Investment denominated in foreign currency                                -             -          229
Proceeds from sales of fixed asset                                        2             2           11
                                                              ----------------------------------------
                                                                        101            (7)         436
                                                              ========================================

.. Principal financing activities

The principal components of financing activities are:

Corporate bonds                                                           -           356          522
Bank loans                                                               18         1,226        1,997
                                                              ----------------------------------------
Debt proceeds                                                            18         1,582        2,519
                                                              ========================================
Notes                                                                     -           (31)         (31)
Corporate bonds                                                           -          (218)      (1,466)
Notes                                                                   (42)       (1,213)        (910)
Bank loans and others                                                     -             -          (50)
                                                              ----------------------------------------
Repayment of debt                                                       (42)       (1,462)      (2,457)
                                                              ========================================
Notes                                                                     -            (2)          (4)
MEDS                                                                      -             -          (33)
Corporate bonds                                                        (190)         (312)        (412)
Swap contracts collateral                                               (67)         (292)           -
Bank loans and others                                                   (86)         (142)        (116)
Fixed asset and inventory acquisitions                                  (98)         (185)        (116)
Tax on corporate indebtedness                                            (2)          (22)         (55)
Debt issue costs                                                          -            (4)         (11)
                                                              ----------------------------------------
Payment of interest and related expenses                               (443)         (959)        (747)
                                                              ========================================

                            NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES AND PARTIES AS DEFINED UNDER LAW No.19550 SECTION 33

a) Related parties

Related parties are those legal entities or individuals other than related companies defined under Law No. 19550, Section 33, and which are related to the Operators.

b) Management Contract. Suspension of certain services and payment of the Management Fee until the Contract maturity.

In accordance with point 3.1.3 of the Pliego, Telecom entered into a management agreement with the Operators, approved by Decree No. 2332/90 as appendix of the Transfer Agreement. The Management Contract would be automatically renewed as long as Telecom continued to provide services during the exclusivity period.

Under this contract, the Operators committed to provide Telecom with their experience, technology and operating skills in the area of public telecommunications services including, between other provisions, the selection and hiring of qualified management personnel.

In August 1999, the parties ratified a new five years management contract ("the Contract", effective since the expiration date of the previous contract) with terms and conditions substantially equivalent to the original contract, renewable for a subsequent five year period (since the maturity of the exclusivity period of the license, which was on October 9, 1999) upon agreement by all parties.

In October 2001, considering the Argentine economic recession, the Operators granted Telecom a temporary decrease of the fee set forth in Point 2.7 of the Contract ("Management Fee"),, from 3% to 1.25%, without affecting the services to be provided by the Operators or the clauses of the Contract. This decrease was effective during the period extending from October 1, 2001 to March 31, 2002.

Considering the seriousness and extension of the crisis that affected to Argentina and its impact over Telecom's situation, the Board of Directors agreed with the Operators to suspend transitorily - except for the provisions of the section referred to as "Management and Know - how" on highly qualified personnel to assist in the management - from April 1, 2002 to December 31, 2002 the rights and obligations of the parties provided for in section II of the Contract, which included the suspension of the accrual and collection of the Management Fee. The latter notwithstanding the special services required by Telecom pursuant to what is specifically provided in the Contract. Likewise, France Cables et Radio S.A. and Telecom Italia SpA. stated that, as the Operators - pursuant to Decree No 62/90, as amended and supplemented -, confirmed their intention to provide Telecom with all the reasonable support and cooperation in order to help Telecom overcome its present difficulties, exclusively recovering travelling and hotel expenses related to their involvement in these matters.

Considering that there is an extension of the causes that motivated the agreement before mentioned, Telecom required the Operators to extend all its terms until the Contract maturity, provided in Point 7.2 of mentioned contract (October, 2004), which has been accepted by the Operators.

c) Balances with Law No. 19550, Sect. 33 Telecom's related companies and parties:

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Consolidated balance sheets at December 31,                                             2002           2001
----------------------------------------------------------------------------------------------------------------
NON-CURRENT ASSETS
Investments
Multibrand (Exhibit C)                                                                           -            2
                                                                                   -----------------------------
    Total with related companies                                                                 -            2
                                                                                   =============================
CURRENT LIABILITIES
Accounts payable
Multibrand                                                                                       1            2
Latin American Nautilus                                                                          3            1
                                                                                   -----------------------------
 Total with related companies                                                                    4            3
                                                                                   -----------------------------
Telecom Italia S.p.A. Argentina branch                                                           -           31
Telesoft S.p.A. Argentina branch                                                                 -           11
Saritel S.A.                                                                                     -            4
Pirelli Cables S.A.                                                                              -            2
Teco Soft Argentina S.A.                                                                         1            -
France Cables et Radio Argentina Branch                                                          6           39
Tel 3 S.A                                                                                        -            4
Sofrecom Argentina S.A.                                                                          -           11
                                                                                   -----------------------------
 Total with related parties                                                                      7          102
                                                                                   -----------------------------
Total                                                                                           11          105
                                                                                   =============================

d) Transactions with Law N(degree) 19550, Sect.33 Telecom's related companies and parties:

--------------------------------------------------------------------------------------------------------------
Years/twelve month period ended December 31,                              2002          2001          2000
--------------------------------------------------------------------------------------------------------------
* Services received                                                               Cost of services
  ------------------                                                              ----------------
Multibrand                                                                      (3)           (9)           (9)
Latin American Nautilus                                                        (15)           (4)            -
Nahuelsat                                                                       (7)          (11)           (3)
Intelsat Ltd.                                                                   (8)           (7)           (9)
                                                                     -----------------------------------------
    Subtotal related companies                                                 (33)          (31)          (21)
                                                                     -----------------------------------------
Telecom Italia S.p.A. Argentina branch                                         (13)         (118)         (148)
Telesoft S.p.A. Argentina branch                                               (14)          (35)          (26)
Teco Soft Argentina S.A.                                                       (10)            -             -
Olivetti Argentina S.A.                                                         (2)           (7)           (2)
France Cables et Radio Argentina branch                                        (14)         (122)         (159)
Sofrecom Argentina S.A.                                                         (9)          (22)           (9)
Tel3                                                                            (1)           (7)           (4)
Italtel S.A. (*)                                                                 -             -            (2)
Sirti Argentina (*)                                                              -             -            (7)
    Subtotal related parties                                                   (63)         (311)         (357)
                                                                     -----------------------------------------
Total cost of services provided                                                (96)         (342)         (378)
                                                                     -----------------------------------------
* Goods purchased

Telesoft S.p.A. Argentina branch                                                  6            50           52
Teco Soft Argentina S.A.                                                          4             -            -
Pirelli Cables S.A.                                                               1             2            -
Sofrecom Argentina S.A.                                                          14            33           46
Tel3 S.A.                                                                         5            20           28
Olivetti Argentina S.A.                                                           -             2            4
Saritel S.A.                                                                      -             4            4
                                                                     -----------------------------------------
Sirti Argentina (*)                                                               -             -           44
                                                                     -----------------------------------------
Total goods purchased to related parties                                         30           111          178
                                                                     -----------------------------------------

(*) Sirti Argentina and Italtel were no longer Telecom Group's companies since
    August 2000 and September 2000, respectively.

e) Information on companies of the Telecom Group

    .  Merger with Internacional

    Telintar, a company dissolved and then merged with Internacional, that was then merged into Telecom as from October 1, 1999, presented to the DGI in April 1995 a claim for the refund of operations and asset taxes of approximately $6 million. As the DGI has yet to rule on the company's claim, the corresponding requested refund has not been recorded.

    .  Sale of shares of Agroconnection

    On April 24, 2002, Telecom's Board of Directors approved the transfer of its interest in Agroconnection (21,428 Class "A" preferred shares) to the remaining shareholders of that company. The transfer price was agreed in $150,000, of which $1,000 were received in cash and the balance will be cancelled by way of a credit to advertise in the Agro Connection S.A. site. This operation was fulfilled on June 28, 2002.

    .  Sale of interest in Intelsat Ltd.

    On June 6, 2002, the Board of Directors of Telecom approved the transfer of 200,432 ordinary shares of its whole interest in Intelsat Ltd. (260,432 ordinary shares) in the Initial Public Offering ("IPO") of its ordinary shares that this company intended to conduct at the NYSE and that would be completed by no later than

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

December 31, 2002. However, the market's adverse conditions impelled to the cancellation of the IPO, as noticed in January 2003.

NOTE 8- DEBT

Debt consists of the following:

  ---------------------------------------------------------------------------------------------------------
  Consolidated Balance Sheets at December 31,                2002                          2001
  ---------------------------------------------------------------------------------------------------------
  Current
  . Capital
  Corporate bonds                                         5,367                          894
  Bank loans and others                                   2,082                          783
  Fixed asset acquisitions                                2,503                          643
  Inventory acquisitions                                    507      10,459              100         2,420
                                                    -------------------------------------------------------
  . Accrued interest                                                    560                            113
                                                    -------------------------------------------------------
  . Compensatory interest                                                34                              -
                                                    -------------------------------------------------------
                                                                     11,053                          2,533
                                                    -------------------------------------------------------
  Non-current
  . Capital
  Corporate bonds                                             -                        2,538
  Bank loans and others                                     141                          928
  Fixed asset acquisitions                                    -                          845
  Inventory acquisitions                                      -         141              248         4,559
                                                    -------------------------------------------------------
  . Accrued interest                                                      3                              -
                                                                        144                          4,559
                                                    -------------------------------------------------------
  Total debt                                                         11,197                          7,092
                                                    =======================================================

Corporate bonds of Telecom

Telecom issued various debt instruments under Corporate Bonds Law No. 23576. The following is a summary of the major characteristics of each outstanding issue:

----------------------------------------------------------------------------------------------------------------
                                                                            Annual      Book value  Market value
      Global         Date of      Nominal value  Term, in   Maturity    interest rate      at           at
      Program         issue       (in million)     Years      date          as a %       12.31.02     12.31.02
                                                                                         (a)
----------------------------------------------------------------------------------------------------------------
B
----------------------------------------------------------------------------------------------------------------
     Series C        11.15.95            US$200        7    11.15.02         12.0000           425  (e)      136
     Series E        05.05.97            US$100        8    05.05.05    (b)   4.6990           337           145
     Series F        05.30.97    (d)   Euro 207       10    05.30.07          8.8750           731           299
     Series H        03.18.98    (d)   Euro 207       10    03.18.08    (c)   4.8100           731           299
     Series I        04.08.99          Euro 200        5    04.08.04          8.3750           706           332
     Series K        07.01.99          Euro 250        3    07.01.02          7.2500           883           233
----------------------------------------------------------------------------------------------------------------
D
----------------------------------------------------------------------------------------------------------------
     Series 1        04.07.00          Euro 250        3    04.07.03          7.6250           883           415
     Series 2        07.02.01          Euro 190        3    07.02.04          9.5000           671           316
----------------------------------------------------------------------------------------------------------------
                                                                Capital plus premiums        5,367         2,175
                                                                                                     ===========
                                                               Accrued payable interest        399
                                                                                         ---------
                                                                   Compensatory interest         7
                                                                                         ---------
                                                                                             5,773
                                                                                         =========

(a) Tax on corporate indebtedness is not included.
(b) The series was issued at LIBOR plus 3.125%.
(c) 6 month LIBOR for Itl plus 1.5%.
(d) They were originally issued in Italian Lira.
(e) Last available quotation.

..   Use of financing proceeds

Series C was applied to restructure liabilities and working capital in Argentina. As a result of the repurchase of obligations in 1997 (US$72 million) and retirement of obligations on November 15, 1999 (US$1,873,000), the principal balance outstanding is US$126,127,000.

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

Series E was applied to restructure liabilities.

Series F, H, I, K, 1 & 2 were used to restructure liabilities and for working capital in Argentina.

..  Global debt programs

  [_] Global program B

The period for debt instruments permitted to be issued under this program ended August 10, 1999. At December 31, 2002, Telecom has six series of bonds outstanding under this program.

  [_] Global programs C and D

Telecom has two programs for the issue and re-issue of corporate bonds not convertible into shares: one for short-term debt up to US$200 million ("C") and one for medium term debt up to US$1,500 million ("D"). At December 31, 2002, Telecom has two series of bonds outstanding under program D.

..  Characteristics of corporate bonds

Telecom's shareholders granted the Board of Directors of Telecom the authority to set the terms of debt instruments within each program: amount, interest rate, series price and currency denomination.

Debt instruments corresponding to corporate bonds and indebtedness programs have been assessed by two businesses which rate risk within Argentina.

Terms and conditions of corporate bonds establish certain commitments by Telecom, in case that:

a) Telecom permits certain liens on assets or revenues in order to offer security for certain debt obligations, without offering equal coverage to corporate bonds outstanding.

b) Telecom and its subsidiaries may merge or consolidate with any outside party, selling or otherwise disposing of assets which may be considered integral to the provision of telecommunication services.

Banks loans

 [_] Syndicated loans to Telecom

  ----------------------------------------------------------------------------------------------------------------
      Lead bank      Nominal value  Term,    Maturity     Annual interest rate         Debt       Net book value
                      (in million)  in years   Date              as a %            amortization  at 12.31.02 (a)
  ----------------------------------------------------------------------------------------------------------------
  Banc of America    US$ 135        3        9.28.03   LIBOR plus 1.625%           At maturity.       455
                                                       (year 1)
                                                       LIBOR plus 1.875%           Prepayment
                                                       (year 2)
                                                       LIBOR plus 2.125%           permitted
                                                       (year 3)
  ----------------------------------------------------------------------------------------------------------------
  (a)Includes capital and interest                                                                    455

                                                                                                 =================

At December 31, 2002 LIBOR was 1.38%.

[_]  Titan financial trust

Personal issued two promissory notes dated August 23, 2000 for US$ 30 million each, with maturity dates on August 23, 2002 and August 25, 2003, respectively, in favor of Bank of America N.A., Buenos Aires Branch, which were part of the TITAN Telecom Personal 2000 Class I Financial Trust constituted under the zero coupon regime by the mentioned entity according to Law No 24441 of the Argentine Republic. Simultaneously, Personal and the trustee executed an early cancellation agreement under which Personal, given certain events, agreed to the notes' early cancellation at their current value and to bear the early termination costs arising from the forward purchase agreements that, under the Trust agreement, trustee should contract

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

as coverage of the dollar revenue coming from the notes' collection and the disbursements in pesos deriving from its payment obligation under the debt securities.

Subsequently, Personal notified trustee of the occurrence of a fact that constituted an event of default under the terms of the early cancellation agreement. This situation resulted in the submission of a refinancing proposal modifying the Trust's terms and conditions. Such proposal was accepted by Trustee.

Pursuant to Decree No 992/02 in relation to the re-organization of the financial system, under which liabilities in dollars of forward contracts were converted into pesos at a rate of US$1= $1.40, Personal notified its intention of suspending the negotiations and the execution of the documentation provided for in the proposal. These facts gave rise to controversies between the parties resulting in the execution of an arbitration agreement.

On November 28, 2002 an arbitration court issued a final and unappealable award for the parties providing that after the passing of Decree No 992/02, Personal was legally bound to carry out the transactions set forth in the proposal, award which has been duly and timely complied with.

In fulfillment of the award, on December 13, 2002, the parties executed an agreement providing for the termination of the early cancellation agreement and the forward contracts with retroactive effect as of June 13, 2002. By virtue of this, Personal undertook the obligation to bear the forward contracts termination costs for an approximate amount of US$ 27 million evidenced in four promissory notes denominated in US dollars and governed by the law of the State of New York (the "BofA Promissory Notes"), payable in 18 consecutive quarterly installments after a grace period running from June 13, 2002 to and including December 31, 2003, plus interest at LIBOR plus an annual 3% interest rate payable quarterly as from the expiration of the grace period. Likewise, it was agreed to replace the original promissory notes by a new promissory note for an approximate amount of US$ 27 million under the terms and conditions set forth by the law of the State of New York (the "Holders' Promissory Note") payable on June 13, 2008 plus interest at LIBOR plus an annual 3% interest rate accruing as of June 13, 2002 that will be quarterly paid as from the expiration of the grace period. The agreement provides that LIBOR plus 3% shall not exceed a 10% annual interest rate.

It should be noted that this debt is not excluded from the financial debt total restructuring that the Telecom Group is carrying out together with its creditors.

Valuation and disclosure of debt as of December 31, 2002

According to the Argentine new accounting rules early application, mentioned in
Note 4.1.c., Telecom has analyzed the impact of new agreements on the TITAN Financial Trust valuation. To that respect, pursuant to these accounting rules said agreements have been ranked as debt refinancing, given that the new debt discounted value differs more than 10% from the original debt discounted value. Consequently, and according to the provisions of RT 17, section 4.5.8. "Currency liabilities originated in refinancing", Telecom recorded the debt reduction existing at the time the mentioned agreements were executed and acknowledged a new debt based upon the best estimate of the sum payable, discounted at a 12% annual rate, which reflects the time value of money and the risks specific to this operation. This refinanced debt was reported as non current loans according to the terms of the new agreement.

This new way of measuring the debt at its present value compared to the original debt recorded value, generated earnings before tax for approximately $43 million during the 2002 fiscal year that were recognized in Results from measurement of liabilities at present value within Financial and holdings results in the consolidated statements of operations.

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

[_]  Other bank loans

In addition, the Group is indebted under bank loans for 1,627 (capital and exchange rate differences), bearing an average annual rate of 5.25%.

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

Fixed asset acquisitions

Loans received from banks and other financial institutions for varying amounts and maturity dates bear an average annual interest rate of 4.70%. Some of the more pertinent are:

..   Ceded by ENTel to Telecom

L'Instituto Centrale Per Il Credito a Medio Termine ("Mediocredito Centrale") granted the Argentine government a loan credit of approximately Euro 103 million to finance a project for the digitalization of the Argentine telephone network.

The Argentine government ceded to Telecom rights to this loan credit for approximately Euro 50 million. Reimbursement of the capital used will be made in thirty semi-annual, equal installments bearing an annual interest rate of 1.75%. The Argentine government continues to be the debtor obligated to repay the Mediocredito Centrale. Telecom is obligated to comply with the loan credit's terms and, should it fail to make defined loan installment payments, has authorized the Argentine government to settle such debts with amounts owed Telecom for telecommunication services rendered to the government after the date of non-compliance. At December 31, 2002, the balance owed is 139 (capital plus accrued interest), which approximates Euro 39 million.

..   Japan Bank loan to Telecom

On June 29, 1998 Telecom signed a loan agreement with Japan Bank for International Cooperation under which it borrowed Yen 11,652 million on September 9, 1998 with repayment due on June 15, 2010. At December 31, 2002, the balance owed is 335 (capital plus accrued interest).

Inventory acquisitions

Loans received from banks and other financial institutions for varying amounts and maturity dates bear an average annual interest rate of 4.53%.

Derivative financial instruments

As described in Note 4.1.f, Telecom Group had entered into foreign currency swap and interest rate swaps to hedge the different risks exposed in relation to its debts. However, in connection with its decision to suspend the payments on its financial debts described in Note 14, Telecom Argentina initiated discussions with its counterparts to mutually unwind and terminate its interest rate and currency swap obligations, as payments under such hedges were not consistent with the decision to suspend the payments on its financial debt obligations. In addition, as the Argentine peso is no longer pegged to the U.S. dollar, such hedges no longer served their intended purpose.

As a consequence, during the second quarter of fiscal year 2002, Telecom Group mutually agreed with its swap counterparts to unwind all interest rate and currency swap agreements. The unwinding of these swap arrangements was carried out at its fair value and generated losses of approximately $279 million before income tax which were recognized in Results from swaps cancellation within Financial and holdings results in the Consolidated statements of operations and an increase of Telecom Group's financial debt position by approximately US$75 million. No cash payments were made to the swap counterparts in connection with the termination of the swap agreements.

NOTE 9 - CAPITAL STOCK

1.  Of Nortel

1.1   Capital stock

The Company's capital at December 31, 2002 is as follows:

Ordinary shares subscribed, paid-in and registered at the Public Register of Commerce
Class "A" ordinary shares (belonging to Telecom Italia Group)              26.65
Class "B" ordinary shares (belonging to France Cables et Radio Group)      26.65

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                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

                                                                       ---------
                                                                           53.30
                                                                       =========


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                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

Preferred shares subscribed, paid-in and registered at the Public
Register of Commerce
Class "A" preferred shares                                                 10.62
Class "B" preferred shares                                                 14.70
                                                                       ---------
                                                                           25.32
                                                                       =========

1.2   Preferred shares

Classes "A" and "B" preferred shares are governed by the Argentine laws and are related to the jurisdiction of the Ciudad Autonoma de Buenos Aires commercial courts.

..    Class "A" preferred shares

The issuance terms of Class "A" preferred shares provide:

a) An annual cumulative preferential base dividend of 6% for the fiscal years until December 31, 2006 that, for the purposes of its computation, is independent from the results generated in the period and equivalent to a fixed percentage on the price of subscription less any payment prior to redemption.

     In addition, it is set forth that base dividends for any given fiscal year of the Company not declared and paid at the end of the fifth calendar month after closing of the fiscal year, shall accrue interest as of the last day of said calendar month until the date they are made available to shareholders, at LIBOR. At December 31, 2002, this rate is 1.4494% and the amount of these interests is approximately $ 0.23 million.

b) An additional non cumulative dividend for each fiscal year since 1994 until the last redemption period that will be due on December 2006, if the distributable return on capital exceeded 10%.

c) Their scheduled redemption in ten equal successive annual payments during the years 1998 to 2007.

     The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves. In the case of an accrued and unpaid redemption, said sum shall bear interest as of the scheduled redemption payment date until the date they are made available to shareholders, at LIBOR. At December 31, 2002, this rate is 1.4494% and the amount of these interests is approximately $ 0.76 million.

d) Their obligatory redemption if Telecom Italia and FCR, jointly, sell or cease to hold the ownership or direct or indirect control of more than 50% of the outstanding shares of common stock of the Company. Redemption payments shall only be effected with funds out of liquid and realized profits and/or distributable reserves.

e) Holders of Class "A" preferred shares shall be entitled to vote in case of failure to pay base dividends, accrual and failure to pay additional dividends and/or in any of the events provided for in Incise 6 of the Terms of Issuance. In the case such right to vote applied, each holder of Class "A" preferred shares shall be entitled to cast one vote per share and will vote together with Class "B" preferred shares, if the latter were entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors where, as it is set forth in Section 15 of the corporate Bylaws. They shall be entitled to the election of one regular director and one alternate director jointly with Class "B" preferred shares in the case they are also entitled to vote. The right to vote of Class "A" preferred shares holders shall cease upon the completion of the distribution by the Company of all base dividends and additional dividends previously accrued and unpaid, plus the applicable interest.

     Considering that the Company did not pay Class "A" preferred shares holders the compromised amount due to the fiscal year ended December 31, 2001, these shareholders were entitled to vote, according to the issuance term and conditions applicable to that class of shares. The voting right was exercised in Class "A preferred Shareholders Meeting held on April 25, 2002, in which

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                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

     these shareholders elected a regular director and in Class "A" and Class "B" preferred Shareholders Meeting held on September 13, 2002, in which both shareholders elected a regular director and an alternative director jointly.

f) Class "A" preferred shares rank pari passu without any preference among them and have priority as regards rights to dividends and rights in the case of winding up in relation to shares of common stock, Class "B" preferred shares and any other class of preferred shares issued by the Company at any time.

Likewise, in accordance with Decree No 214/02, explained in Note 4 to the consolidated financial statements, the redemption of capital corresponding to preferred shares, that under the issuance terms should be in U.S, dollars, has been converted into pesos at an exchange rate of $1=US$1 and, as of February 3, 2002 is subject to the application of the "CER" ("reference stabilization index").

As a consequence of the application of the CER, the capital corresponding to Class "A" preferred shares and the dividends accrued at year-end, before and after of Decree No.214/02 are as follows:

                                                                  Before Decree No.     After Decree No.
                                                                    214/02 (US$)             214/02
                                                                ------------------------------------------
        Class "A" preferred shares:
             Par value                                                       11                    11
             Amount calculated according to the issue terms                 317                   446
        Preferred dividends accrued:
             Corresponding to fiscal year 2001                               19                    27
             Corresponding to fiscal year 2002                               19                    27

..    Class "B" preferred shares

The Terms of Issuance of Class "B" preferred shares set forth that:

a)   Class "B" preferred shares are not redeemable.

b) A non cumulative dividend equivalent to a share (49.46%) of the Company's profits legally available for distribution after the payment of the dividends on Class "A" preferred shares. On April 25, 1997, a Special Meeting of Shareholders resolved to amend section 4(a) ("right to dividends"), reducing the formula for the calculation of dividends by 50 basic points (0.50%) (currently 48.96%) as of June 16, 1997. This resolution was filed with the Superintendency of Legal Entities on July 16, 1997 under number 7388.

c) Holders of Class "B" preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in incise 6 of the Terms of Issuance. In the case such right to vote applies, each holder of Class "B" preferred shares shall be entitled to cast one vote per share and shall vote jointly with Class "A" preferred shares, if the latter were also entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the Company's Bylaws. Class "B" preferred shares shall be entitled to elect one regular director and one alternate director, jointly with Class "A" preferred shares if the same were also entitled to vote. Class "B" preferred shares' right to vote shall cease upon the disappearance of the causes that gave rise to such right.

d) Class "B" preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock held by Nortel.

The Company has agreed not to allow its subsidiary Telecom to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders' equity, as shown

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                                       55

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At December 31, 2002, the ratio has exceed 1.75 as a consequence of the devaluation of the peso, exclusively.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No.12056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company's Class "B" preferred shares.

..    Class "A" and Class "B" preferred shareholders Meeting

On September 13, 2002, an special Class "A" and Class "B" shareholders Meeting was held, because of the Class "B" preferred shareholders request, in view of the terms and conditions of issuance of the Classes "A" and "B" preferred shares, the Company's By-laws, the Company's quarterly balance sheet approved on June 6, 2002, and the applicable corporate rules and regulations. In that meeting, it was resolved the election of a Director and an Alternate Director by the Class "A" and Class "B" preferred shareholders jointly.

..    Transfer of Nortel's listed share to a reduced trading panel

As long as the negative retained earnings absorb the totality of reserves and more than fifty per cent of the adjusted capital stock, because of the serious economic situation described in Note 3, the BCBA resolved to trade Nortel's listed shares in a reduced trading panel, according to the provisions of Section 38 incise b) of the Rules to List in the BCBA

..    Nortel's ADRs listing in NYSE

Under NYSE rules, the ADRs average closing price of a security can not be less than US$1.00 over a 30-day trading period. Consequently, on July 22, 2002, the Company was notified by the NYSE in order to meet the minimum share price criteria, by bringing its share price and average share price back above $1.00; if not, the ADRs would be delisted. The Company replied to the NYSE informing that, as approved by the corresponding Shareholders' Meeting, the necessary actions will be taken in the corresponding terms, in order to meet the NYSE standards. It should be noted that in the meantime, Nortel's share price increased and ADRs met once again NYSE's standards on minimum price per ADR

2.   Capital stock of Telecom

Telecom's shares are publicly quoted and traded on the BCBA and the NYSE. Only Class "B" shares are effectively traded, as the Company owns all Class "A" shares and Class "C" shares are dedicated to the Share Ownership Program.

Class "B" shares began trading on the BCBA on March 30, 1992, and on the NYSE, under the symbol TEO, on December 9, 1994 in the form of American Depositary Receipts ("ADR" or "ADS") upon SEC approval of the Exchange Offer. Under provisions of the Exchange Offer, holders of the Company's ADRs which are restricted under Rule 144-A and holders of Global Depositary Receipts issued under Regulation S were permitted to exchange them for unrestricted ADR, equivalent to 5 Class "B" shares. As from July 15, 1997 Class "B" shares are traded through the International Quotation System of the Mexican Stock Exchange.

Month end market quotations on the BCBA have been as follows:

              Month          1999            2000           2001                 2002           2003
              -----          ----            ----           ----                 ----           ----
                             ------------------------------------------------------------------------------
                                         Price per share (in Argentine pesos as of each date)
                             ------------------------------------------------------------------------------
      January                4.80            7.41           4.48                 2.68           2.14
      February               5.39            8.37           3.25                 2.34           2.48
      March                  5.44            6.94           3.13                 1.79
      April                  6.85            5.55           3.15                 1.15
      May                    5.69            4.94           3.14                 0.74
      June                   5.50            5.52           3.09                 0.60
      July                   5.39            5.12           1.97                 0.68
      August                 5.63            4.70           1.97                 0.74
      September              5.42            4.35           1.71                 0.70
      October                5.50            3.54           1.25                 0.99

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                                       56

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

      November               5.85            2.96           1.26                 1.59
      December               6.88            3.04           1.81                 1.69

..    Share ownership program

The PPP, established by the Argentine government, included 10% of Telecom's shares, representing the Class "C" shares transferred to the former employees of ENTel by the government in December, 1992. These shares were pledged to guarantee the balance of the sales price owed by the Telecom's shareholders to the Argentine government. Prepayment of the balance owed was approved by Decree No. 1623/99 and made by the PPP in March 2000, thereby releasing the pledge.

Shares held by the Guaranty and Repurchase Fund (the "Fund") of the PPP were restricted from sale until an injunction was released. Once the injunction is lifted, the Fund may sell an amount of shares necessary to cancel the debt owed to former employees participating in the PPP. Shares then remaining in the Fund will be distributed in accordance with the decision of the majority of employees at a special meeting convened in accordance with Decree No. 584/93 Section 15.

The Shareholders' Meeting of March 14, 2000 approved the conversion of 52,505,360 Class "C" shares affected to the PPP into Class "B" shares to facilitate their sale. In May 2000 participating PPP shareholders sold 50,663,377 shares nationally and internationally as approved by the CNV and as registered with the SEC. As of December 31, 2002 52,415,411 Class "C" shares have been converted into Class "B" shares.

On September 17, 2002, the Judicial Inspector of the PPP required Telecom to take the necessary steps to convert 15,000,000 Class "C" shares held by the Fund into Class "B" shares since the precautionary measures that affected them had been raised. Telecom replied that a conversion requires a Shareholders' Meeting and further proposed to obtain judicial authorization so that said Meeting should consider the conversion of all Class "C" shares into Class "B" shares in order to avoid holding successive Meetings every time some shares held by the Fund were released from precautionary measures. The PPP Inspector informed that he had not gotten the judicial authorization yet. Telecom is considering this matter.

..    Transfer of Telecom's listed shares and Corporate bonds to a reduced trading panel

As long as the negative retained earnings absorb the totality of reserves and more than fifty per cent of the adjusted capital stock, because of the serious economic situation described in Note 3, the BCBA resolved to trade Telecom's listed shares in a reduced trading panel, according to the provisions of Section 38 incise b) of the Rules to List in the BCBA. By the same causes and as a consequence of the suspension of payments of its financial debt, it has also been transferred to a reduced trading panel the trading of Telecom's
Corporate bonds, according to the provisions of Section 39 incises a) and c) of the above mentioned Rules.

..    Telecom's ADRs listing in NYSE

Under NYSE rules, the ADRs average closing price of a security cannot be less than US$1.00 over a 30-day trading period. Consequently, on July 29, 2002, Telecom was notified by the NYSE in order to meet the minimum share price criteria, by bringing its share price and average share price back above $1.00 within six months of receipt of the notification; if not, the ADRs would be delisted. Telecom replied to the NYSE informing that the necessary actions would be taken in the corresponding terms, in order to meet the NYSE standards.

However, the NYSE requested Telecom to inform if the measures to correct the minimum average share price would be adopted by the Board of Directors within six month of receipt of the notification or if the issue would be discussed in the next Shareholders' Meeting.

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                                       57

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------
After ratifying its intention of adopting the provisions necessary to meet the minimum price criterion set forth by the NYSE and, thus, maintain Telecom's ADRs listing in the market, the NYSE was informed that the issue would be submitted to the Shareholders' consideration including it in the Agenda of the next Annual Shareholders' Meeting. It should be noted that in the meantime, Telecom's share price increased and ADRs met once again NYSE's standards on minimum price per ADR. Therefore, the Board could propose the Shareholders' Meeting that it should grant the Board the powers to order an increase in the number of shares evidenced by each Telecom ADR (the "Ratio Change"), if it were necessary to comply with the ADR minimum price criterion, or if the Board deemed it convenient.

NOTE 10 - INCOME TAX: ADOPTION OF THE DEFERRAL METHOD

o  Income tax

The composition of the income tax recorded in the consolidated statement of operations is the following:

  --------------------------------------------------------------------------------------------------------------
  Years/twelve month period ended December 31,                                 2002        2001         2000
  --------------------------------------------------------------------------------------------------------------
  Current tax (expense) benefit                                                       -       (105)          (87)
  Deferred income tax (expense) benefit                                           1,980         57           (23)
  Restatement in constant pesos                                                   1,144        (60)         (130)
  Deferred income tax (expense) related to the restatement in constant
  pesos of fixed assets, intangible assets and other assets                      (1,276)         -             -
                                                                            ------------------------------------
                                                                                  1,848       (108)         (240)
  Allowances for net deferred tax assets                                           (554)        (3)          (76)
                                                                            ------------------------------------
  Total                                                                           1,294       (111)         (316)
                                                                            ====================================

o  Deferred income tax

The Company and Telecom Group have accounted for income taxes under the deferral method according to the FACPCE RT 17.

Deferred income tax provision at each year/period-end has been determined based upon the temporary differences between the financial and tax bases of assets and liabilities. Deferred tax assets arise largely from asset realization allowances not deductible for tax purposes, from tax loss carryforwards and from tax basis of foreign currency exchange differences generated by debts in foreign currency. Deferred tax liabilities principally arise from differences in fixed and intangible assets valuation as compared to the tax basis of such assets, substantially due to differences in depreciation and the tax treatment of capitalized interest and the accounting for inflation in those captions.

To account for these differences, the Company uses the liability method of accounting. Under this method, deferred income taxes are established for all temporary differences, recognizing their variations in Income tax in the consolidated statement of operations. In these aspects, RT 17 is substantially consistent with SFAS 109 and with IAS 12.

Deferred tax credit recoverable value depends on the existence of future profits subject to income tax sufficient to be used before the legal lapse of the right. To that respect, Telecom's management considers that, due to Decree No 2568/02 mentioned in Note 3, Telecom's and Personal's probability of recovering deferred tax credits was significantly affected generating uncertainty as to its recovery capacity.

Therefore, in accordance with Argentina GAAP and applying a cautious criterion, Telecom's management has decided to provision the total of Telecom's and Personal's deferred tax credits.

The following summarizes the composition of the deferred income taxes:

  --------------------------------------------------------------------------------------------------------
  Consolidated balance sheets at December 31,                                      2002          2001
  --------------------------------------------------------------------------------------------------------
  Net current deferred tax assets (liabilities)
  ---------------------------------------------
  Allowance for doubtful accounts receivable                                              95           168
  Capital leases                                                                         (1)            24
  --------------------------------------------------------------------------------------------------------

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                                       58

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

  Reserves                                                                                 3             4
  Income tax loss carryforward                                                           279             2
  Fixed assets                                                                          (346)          (31)
  Intangible assets                                                                      (29)          (15)
  Capitalized financial results on fixed and intangible assets, net of                   (78)          (20)
  depreciation
  Foreign currency exchange differences originated in the devaluation of the              64             -
  peso
  Other                                                                                   17            20
                                                                               ----------------------------
  Total net current deferred tax assets                                                    4           152
                                                                               ----------------------------
  Net non-current deferred tax assets (liabilities)
  -------------------------------------------------

  Capital leases                                                                           -             4
  Reserves                                                                                49            46
  Retirement benefits                                                                      2             7
  Income tax loss carryforward                                                         1.992            87
  Fixed assets                                                                        (1.436)         (369)
  Intangible assets                                                                      (38)          (26)
  Capitalized financial results on fixed and intangible assets, net of                  (284)         (183)
  depreciation
  Foreign currency exchange differences originated in the devaluation of the             292             -
  peso
  Other                                                                                    4            17
                                                                               ----------------------------
  Total net non-current deferred tax assets (liabilities)                                581          (417)
                                                                                         585          (265)

  Allowance for deferred tax credits                                                    (572)          (37)
                                                                               ----------------------------
  Total net deferred tax assets (liabilities)                                             13          (302)
                                                                               ----------------------------

The reconciliation of pre-tax income at the statutory rate, to the income tax expense presented in the consolidated financial statements for the years/period ended December 31, 2002, 2001 and 2000 is as follows:

    -------------------------------------------------------------------------------------------------------
    Years/Period ended December 31,                                       2001          2000          1999
    -------------------------------------------------------------------------------------------------------
    Pre-tax income tax calculated at the statutory rate (35%)            1,986           (74)         (227)
    Permanent differences
    ---------------------
    Equity losses from related companies and depreciation of               (12)           (8)           (6)
    goodwill
    PCS license amortization                                                 -           (15)           (9)
    Restatement in constant pesos of permanent differences                (114)
    Expiration of tax loss carryforwards                                  (554)           (3)          (76)
    Others, net                                                            (12)          (11)            2
                                                                -------------------------------------------
                                                                         1,294          (111)         (316)
                                                                ===========================================

The detail and the expiration date of tax credit carryforwards and the corresponding valuation allowance at December 31, 2002 is as follows:

    Expiration date      The Company      Telecom       Publicom      Personal      Nucleo    Consolidated
    ---------------      -----------      -------       --------      --------      ------    ------------
2003                              -             -             -             1           -               1
2004                             11             -             -             -           6              17
2005                              -             -             -             2          12              14
2006                              1             -             -            18           -              19
2007                                        1,804             6           410           -           2,220
                     -------------------------------------------------------------------------------------
Subtotal                         12         1,804             6           431          18           2,271
                     =====================================================================================

NOTE 11 - CAPITAL LEASES

At December 31, 2002 Telecom holds capital leases by an amount of 2, which due dates are within fiscal year 2003. A summary by major class of fixed assets covered by capital leases, is as follows:

                              Book value      Lease terms    Amortization period
                              ----------      -----------    -------------------
  Computer equipment                37       3 to 4 years    2,3 and 6 years
  Accumulated depreciation         (27)
                            -----------
  Net value                         10
                            ===========

NOTE 12 - COMMITMENTS AND CONTINGENCIES

a)   Holding of shares commitments

1. In compliance with the terms and conditions of issuance of Classes "A" and "B" preferred shares, the Company may not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding;

2. The Pliego provide details of the obligations for both the Company and Telecom, non-fulfillment of which could lead to the subsidiary's license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom to the CNC, which would proceed to sell the shares by public auction.

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                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom are as follows:

     a) not to reduce its participation in Telecom to less than 51% of the share capital without the authorization of the Regulatory Authority;

     b) not to reduce the participation of the Shareholders in the Company at the time of taking possession to less than 51% of the share capital with voting right, without the authorization of the Regulatory Authority;

     c) that the controlling operator shall not reduce its interest in a subsidiary pre-qualified as operator under the terms of 3.1.12 of the Bidding Terms.

The obligations assumed by Telecom are detailed in section 13.10.6 of the Pliego, excluding sub-sections h) and n).

b) Purchase commitments of the Telecom Group

At December 31, 2002 the Telecom Group had entered into purchase contracts with domestic and foreign vendors totaling 24 for: switching and PCS network transmission equipment, construction of network, the repair and/or installation of public telephones, infrastructure works and other services. In general, the contracts have been or are expected to be financed, directly or indirectly, by domestic and foreign vendors.

c)   Contingencies of the Company

1. Proceedings against the Company. Preliminary injunction. Case Farallon Telco Argentina LLC ("Farallon")v/Nortel Inversora S.A. and Others o/summary proceedings (File No. 38352/01)

On April 24, 2001, the Company was served with notice regarding the scheduling of a mandatory mediation hearing (as stated in Law N(degree) 24573) to take place on May 9, 2001 in order to try to reach an agreement with respect to the claim filed by Farallon. The purpose of the claim is to nullify the points 1, 2, 4, 6 and 7 of the order of the day corresponding to the Company's shareholders' meeting held on January 19, 2001, with the amount of damages unspecified. At the hearing on May 9, 2001, a new hearing was scheduled for June 6, 2001, which then terminated the mediation process because the parties did not reach an agreement.

Within the scope of this process, the court issued the following preliminary injunction: a) the suspension of shareholders' resolution number 2 adopted at the shareholders' meeting held on January 19, 2001; and b) the appointment of a judicial overseer in charge of informing the court about the Company's administration, performing a comparative analysis of the Company's contracting practices with other national and international telecommunications companies, and informing the court on a monthly basis regarding the state of the Company's corporate books.

Said precautionary measure was appealed by the Company and on May 28, 2002 the Court of Appeals in Commercial Matters resolved as follows: (a) to confirm the suspension of the meeting's resolution of January 19, 2001 regarding item 2 of the agenda; (b) revoking the appointment of a judicial inspector; (c) to seizing Farallon's interest in the Company; (d) imposing costs of the appeal as incurred.

During the month of December 2001 the Company has been served with a claim filed in the judicial system by the plaintiff. Considering that in the documentation attached to the claim were documents in English language and no translation into Spanish was attached, the Company informed the court about this fact and requested the suspension of the term to answer the pleading (according to Section 123 of the Civil and Commercial Procedural Code). This petition was granted by the court, who decided to suspend the term to answer the pleading on December 19, 2001.

This term has not been resumed (see final Note to this chapter).

2.   Case Farallon v/Nortel Inversora S.A. o/pre-trial proceedings

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                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

These proceedings were carried out without the intervention of Nortel Inversora S.A., being the plaintiff's purpose to perform certain acts before initiating the main lawsuit. Because of the characteristics of this kind of proceedings, no amounts were involved.

We are not aware of the resolution of this procedure. However, taking into consideration that the plaintiff has served notice of the petition in the proceeding referred to in item c) 1, it is our understanding that the referred pre-trial proceedings have concluded. Upon conclusion of the main petition referred to in item c) 1, the court will probably rule on the fees payable to the attorneys taking part in the pre-trial proceedings, and will then distribute the payments of such fees in the sentence. It is impossible to calculate the amount of the mentioned legal costs to date (see final Note to this chapter)

3. Proceedings against the Company. Preliminary injunction. Case v/Nortel Inversora S.A. and Others o/summary proceeding (File N(degree) 38977/01)

On August 21, 2001, the Company was served notice regarding the scheduling of a mandatory mediation hearing (as stated in Law N(degree) 24573) to be held on September 12, 2001. The purpose of this claim is to nullify the points 1, 2, 4, 6 and 7 of the order of the day corresponding to the Company's shareholders' meeting held on April 26, 2001, with the amount of damages unspecified. On September 12, 2001, because some of the parties required to appear in the hearing had not been served notice regarding the aforementioned hearing, a new mediation hearing for October 2, 2001 was scheduled. On that date, because of the absence of the parties that requested the hearing and after forty-five minutes had passed form the scheduled time, upon request of the parties present at the hearing, the mediation process and hearing was closed without reaching any agreement.

The Company was served notice of the scheduling of a new mediation hearing under the scope of this same claim, for November 6, 2001. Considering the facts described in the previous paragraph and the Argentine laws currently in force, the Company didn't attend such hearing, because the scheduling of the same was invalid and, in consequence, unfounded.

Within the scope of this procedure the court issued the following preliminary injunction: a) the suspension of shareholders' resolution number 2 adopted at the shareholders' meeting held on April 26, 2001; and b) the appointment of a judicial overseer in charge of the same activities as the judicial overseer appointed for the case described in point above.

This preliminary injunction has been duly appealed by the Company. Subsequently, and until today, the Company has not received any service of complaint against it based on the above-mentioned claim (see final Note to this chapter).

4. Private Sector Mediation. Case Farallon v/Nortel Inversora S.A. and others o/Nullify of Ordinary Shareholders' Meeting

On July 11, 2002, the Company was notified that a mediation hearing would be held on July 19, 2002. On July 16, 2002, Nortel notified Farallon's counsel, as initiating party, and the mediator appointed by him, that, in exercising its rights under the applicable rules in force, it opted for appointing another mediator.

The mediation hearing was held on August 9, 2002, at the offices of Ms. Dujmovic, the mediator appointed by the Company and the other responding parties. At that hearing, mediation was ended by resolution of the parties, who did not reach any agreement. To date, the Company has not received any service of complaint (see final Note to this chapter).

5. Private Sector Mediation. Case Farallon v/Nortel Inversora S.A. and others o/Nullify of Special Shareholders' Meeting

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                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

On July 11, 2002, the Company was notified that a mediation hearing would be held on July 19, 2002. On July 16, 2002, Nortel notified Farallon's counsel, as initiating party, and the mediator appointed by him, that, in exercising its rights under the applicable rules in force, it opted for appointing another mediator.

The mediation hearing was held on August 8, 2002, at the offices of Ms. Fernandez Lemoine, the mediator appointed by the Company and the other responding parties. The parties resolved to continue the proceedings and to schedule a new hearing for August 12, 2002. At that hearing, mediation was ended by resolution of the parties, who did not reach any agreement. To date, the Company has not received any service of complaint (see final Note to this chapter).

Final Note: By the end of February, 2003, and as a consequence of the explanations given by the Board and the Company's Audit Committee, Farallon stated its intention of abandoning the action and the right in all the proceedings filed against the Company. This abandonment included the Company and all the defendants in the above mentioned legal actions.

On February 27, 2003, in a duly called meeting of the board, the Company's Directors resolved that Nortel- without acknowledging any fact or right whatsoever and with the only purpose of ending the legal actions mentioned in the above items 1 to 5 given Farallon's abandonment of the action and the right
- should offer Farallon the payment of a one-time total and final sum of three hundred and fifty thousand U.S. dollars to partially pay the expenses directly or indirectly related to the above mentioned cases incurred by Farallon, the latter company assuming on an exclusive basis the payment of the rest of the expenses incurred in relation to the filing and promotion of said actions. Said sum is provisioned as of December 31, 2002.

On March 3, 2003, the Company, Farallon and the other parties involved executed an agreement under which Farallon, by virtue of the explanations given by the Board and the Company's Audit Committee, abandoned the action and the right in all the legal actions filed against the Company and bound itself not to file any other claim based on identical grounds. The abandonment was in connection with the Company and all the other defendants in the mentioned legal actions. The motion to abandon the action and right has been submitted to the court. On March 5, 2003, the judge that hears the case acknowledged the abandonment of the right and action of the mentioned legal actions.

6. GCBA vs Nortel Inversora S.A. enforcement of tax collection proceeding (File EJF N(degree) 38.131

The case is heard by the Tax Court: Juzgado en lo contencioso administrativo y tributario de la Ciudad de Buenos Aires N(degree)8, Secretaria N(degree)16. The purpose of the claim is to seek collection of installment No. 12 of gross income tax levied in the City of Buenos Aires pertaining to tax year 1993. The amount sought is of $1,564.44 plus interest and expenses. On October 3, 2002 a defense of full-evidenced payment was raised. The features of the case indicate that the outcome should be favorable for the Company.

d)   Contingencies of the Telecom Group

In the normal course of operations, Telecom is involved in various legal, fiscal and regulatory proceedings. Such operations are influenced by the development of the legal and regulatory framework of the Argentine telecommunications market.

Some of these proceedings relate to claims of former employees of ENTel, who claim the Company together with ENTel are jointly responsible for various labor claims arising prior to Telecom's assumption of operations. In the Transfer Agreement, ENTel and the

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                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

Argentine government have expressly assumed the obligation to compensate Telecom regarding any costs it might experience as a result of such labor claims. Under the Debt Consolidation Law, ENTel and the Argentine government may discharge their above-described obligations to Telecom by the issuance of bonds to Telecom. At December 31, 2002 pending amounts claimed in legal proceedings total 14.

In November 1995 Telecom, Telefonica, Telintar and the Argentine government were served notice of a complaint by a consumer group, "Consumidores Libres Cooperativa Limitada de Provision de Servicios Communitarios". The suit, entered before the National Court of Federal Administrative Disputes No 7, seeks to declare null and void all regulations and rate agreements since the Transfer Agreement, in order to reduce SBT rates charged by licensees, so that licensees realize a rate of return of not more than 16% annually on fixed assets as described in Point 12.3.2 of the List of Conditions. Additionally, the claim requested return of amounts earned in excess of this rate of return. The Appeals Court rejected some claims and deferred decisions on others until a formal decision is made, being in a evidentiary phase currently.

Court Room N(0) 4 of the Court of Appeals, has issued a preliminary injunction ordering the Government and the joint defendant companies, in which Telecom is included, not to carry out the tariffs changes established by section 2 of the agreements approved by Decree No. 2585/91 until a final resolution is issued in the case. This preliminary injunction affects the current tariff regime in Argentina because it suspends the abilities of the telecom companies to increase the tariffs charged based upon the IPC in the USA, one of the terms of the Price Cap formula included in the section 2 of the above mentioned agreement. On October 15, 2001, Telecom was served notice about this preliminary injunction and has filed an extraordinary motion before the Argentine Supreme Court of Justice.

On October 30, 2002, the CNC, through Resolution No. 1144/02, required the Company not to invoice the municipal taxes increase to its customers and to reimburse them the amounts billed for that concept. The Company has filed an appeal against this resolution.

Although the outcome of the various legal, fiscal and regulatory proceedings may not be predicted with certainty, the management of the Telecom and its legal counsel believe that the resolution of such matters will not have a material adverse impact on either Telecom operations or financial position.

NOTE 13 - RENEGOTIATION OF CONTRACTS OF TELECOM WITH THE PUBLIC ADMINISTRATION

From the enactment of Law No. 25561, US dollars or foreign currency adjustments clauses and indexation clauses based on foreign price indexes, as well as any other indexing mechanism adopted under public contracts executed by the National Government, including works and public services, have been suspended. The applicable prices and tariffs to that date have been converted into pesos at the exchange rate of $1 to US$1.

Moreover, the National Government is entitled to renegotiate such contracts under the following criteria:

[X] the impact of the tariffs upon the competitiveness of the economy and the income distribution;

[X] the quality of the services and plans of investments, if they are contractually foreseen; [X] the client's interests and the possibility to access of the services;

[X]  the security of the systems;

[X]  the profitability of the business.

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                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

Decree No. 293/2002 entitled the Ministry of Economy and Infrastructure to renegotiate all these contracts and created the Contracts Renegotiation Commission to give the Ministry the proper counsel. The mentioned decree stated that the public services contracts subject to the renegotiations include the telecommunication area of basic telephone, which is the service rendered by Telecom Argentina.

Then, Decree No. 370/2002 set forth the constitution of such Commission and Resolution No. 20/2002 of the Ministry of Economy approved the Rules for the Renegotiation of Works and Public Services Contracts, including the list of the contracts affected by these rules. The proposals of renegotiations should be filed with the National Government within a term of 120 days from March 1, 2002.

In order to comply with said renegotiation procedure, Telecom duly filed with the Contracts Renegotiation Committee information on the impact caused by the economic emergency on its financial position, more specifically on income and the pre-existing mechanisms to adjust tariffs, on operating costs, on indebtedness, on payment commitments with the National Government and on future and on going investments.

In addition, Telecom filed economic-financial information for the last three fiscal years and projected information for the years 2002 and 2003.

Resolution No. 38/2002 of the Ministry of Economy establishes that the Public Administration Bodies should not modify, directly or indirectly, the prices and tariffs of the public services in the meantime of the renegotiation.

NOTE 14 - SUSPENSION OF PAYMENTS OF FINANCIAL DEBT OF THE TELECOM GROUP

As a consequence of the devaluation and the volatility of the Argentine peso, the conversion into pesos of Telecom's tariffs and the macroeconomic and regulatory uncertainties explained in Note 3, Telecom's Board of Directors, on their meetings held on March 27, 2002 and June 24, 2002, resolved the suspension of principal and interest payments of all its financial debt and its controlled companies' financial debt in Argentina. Notwithstanding this, Telecom will continue meeting its obligations related to commercial activity in the ordinary course of business.

As a result of these decisions, as of December 31, 2002, the Telecom Group had principal debt due of US$593 million, Euro 253 million, Yen 5,143 million and $179 million, and accrued interest due of US$45 million, Euro 42 million, Yen 212 million and $11 million. At the date of issuance of these consolidated financial statements, the Telecom Group has principal debt due of US$636 million, Euro 253 million, Yen 5,143 million and $179 million and accrued interest due of US$47 million, Euro 42 million, Yen 248 million and $11 million.

The executed loan agreements and the agreements related to the issuance of Corporate bonds include clauses providing for various causes of unfulfillment, among others:

*    Failure to pay principal or interest of the pertinent loan at maturity;

* Failure to pay principal or interest of any other debt contracted either by Telecom or any of its material subsidiaries that equals or exceeds an aggregate of US$20 million ("cross default" clauses);

* Telecom's written admission of its inability to meet the commitments at maturity;

* Any final judgement providing for the payment of an aggregate equal or exceeding US$20 million;

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                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

* Telecom or any of its material subsidiaries filing petition for bankruptcy relief or reorganization proceedings, or request for approval of an out of court agreement with creditors.

Under the terms of most loan agreements and the agreements related to the issuance of Corporate bonds executed, the occurrence of any of the above mentioned events entitles grantors (whether banks or holders), their agents or trustees, to consider as due and payable the total principal disbursed and interest accrued pending at the date of such event. The parties, their agents or trustees, may elect to exercise this right.

In the case of any event of default, most of the agreements also provide for economic penalties payable through interest additional to the ordinary loan interest. The additional interest varies between an annual average of 2 and 5 %.

At the date of issuance of these consolidated financial statements, some creditors of Telecom and Personal with debts exceeding an aggregate of US$20 million have exercised their rights to accelerate their maturity.

Telecom's Board of Directors has taken and will continue to take the pertinent measures to preserve Telecom's value and maximize the cash flow. Telecom is working with its financial advisors to develop a comprehensive restructuring plan of all its financial debt and the debt of its subsidiaries in Argentina to propose in due time to its creditors. Likewise, the subsidiary Nucleo is entering into a renegotiation process of its financial debt with its financial creditors.

In this way, on February 12, 2003 and jointly with Personal, Telecom announced their intention to launch cash tender offers for a portion of their financial debt obligations and to make partial interest payments on their financial debt obligations. The timing and launch of the tender offers are subject to obtaining the approval or authorization from the BCRA (for both the tender offers and the partial interest payments), the CNV, the BCBA and other regulatory authorities, as appropriate. Additionally, the closing of the tender offers will be subject to a number of conditions as described in the documents relating to the tender offers which will be distributed upon the launch of the tender offers.

The tender offers will be open to the holders of all financial debt obligations of Telecom and Personal, including banks and bondholders. Subject to obtaining all necessary regulatory approvals, the tender offers are expected to be launched in March 2003.

Telecom and Personal intend to launch modified reverse Dutch auction tender offers for a portion of their financial debt obligations. Under the modified reverse Dutch auction process, the respective purchase prices will be determined by Telecom and Personal, as the case may be, based on offers submitted by holders of the debt obligations within a specified price range. The price range for such modified reverse Dutch auctions is expected to be 43.5% to 50% of the principal amount of the companies' debt obligations as of June 24, 2002, without giving effect to any accrued but unpaid interest, but will not be finally determined until the launch of the tender offers.

The purchase price will be the lowest price specified by the holders within the price range that will enable Telecom and Personal to use cash of up to the equivalent of US$260 million and US$45 million, respectively, to purchase portions of their financial debt obligations. The purchase price will be paid in the respective currency of such debt obligations. All holders whose offers are accepted will receive the same purchase price.

Publicom also expects to conduct a similar tender offer for its financial indebtedness and to make partial interest payments.

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

Telecom and Personal have also announced that they will each make interest payments on their financial debt obligations at the contractual rates, without giving effect to penalties or default rates, for the period through and including June 24, 2002 and will also each make partial interest payments equivalent to 30% of the contractual rates, without giving effect to penalties or default rates, on their financial debt obligations for the period from June 25, 2002 through December 31, 2002. The partial interest payments will be paid on all financial debt obligations, independent of creditors' participation in the tender offers. The partial interest payments are subject to obtaining the necessary regulatory approvals for both the tender offers and the partial interest payments.

The companies are working on the preparation of all the relevant documentation to make all necessary filings and obtain all necessary approvals and authorizations to carry out the tender offers and the partial interest payments as described above. Any further information relating to these transactions shall be published in a timely manner and through appropriate channels.

The tender offers and the partial interest payments are the first steps of the companies' plans to restructure their outstanding financial indebtedness and their ongoing debt service obligations.

Morgan Stanley & Co. Incorporated and MBA Banco de Inversiones are acting as dealer managers for the tender offers.

Valuation and disclosure of debt as of December 31, 2002

Argentine GAAP does not provide for specific rules on disclosure of current and non current liabilities for the above described situation.

In valuation matters, the Group has estimated additional costs for economic penalties of approximately $34 million as of December 31, 2002, which have been included in Debt in the consolidated balance sheets. At the date of issuance of these consolidated financial statements, the modality and opportunity of payment of capital and accrued compensatory interests are the main subjects of the debt restructuring process. So that, and considering the special circumstances out of Telecom's control that led the Group to the suspension of principal and interest payments of all its financial debt, Telecom's legal counsels believe that Telecom would have a remote probability of accruing any additional cost at the end of this process.

In disclosure matters, during March 2002, Telecom classified its debt considering the original maturities because it had been announced the above mentioned debt restructuring process and no creditor had exercised his right of acceleration of maturities.

As some creditors have exercised these rights, at the date of issuance of the consolidated financial statements at June 30, 2002, the management of Telecom decided, as from that date, to disclose debt with an original non current maturity as current debt. This was done considering the enforceability of liabilities by creditors notwithstanding the fact that they have not been realized. As of December 31, 2002, this reclassification is approximately $4,813 million. In this way, there are no accounting differences between Telecom's accounting policies and U.S.GAAP (SFAS 78).

NOTE 15 - CAUSES OF MANDATORY REDUCTION OF CAPITAL STOCK

..  The Company capital stock

Due to the economic-financial situation described in Note 3, the Company has significantly reduced its shareholders' equity at year end as a consequence of the losses reported in the fiscal year ended at December 31, 2002, that have absorbed the totality of reserves and more than fifty per cent of the adjusted capital stock.

The future evolution of the Company's shareholders' equity, depends to a great extent on the development of the economic-financial crisis described in Note 3 and, in particular: (a) on the fluctuation of the

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                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

U.S. dollar and Euro exchange rate given its impact in the Group's liabilities valuation (93% of the consolidated liabilities as of December 31, 2002 is in foreign currency), (b) on the results of the renegotiation contracts process described in Note 13 due to the effect generated by the devaluation and the "pesification" of Telecom's tariffs on the Group's operating results and Telecom's capacity to generate enough cash flows to face its financial obligations in the current maturity dates and (c) the results on the Group's debt restructuring process.

As the condition described in the first paragraph continues at the date of issuance of these consolidated financial statements, the Company would have to adopt the provisions of section 206, last paragraph of the Argentine Corporation Law referring to the mandatory reduction of capital stock.

However, the National Government through Decree No. 1269/02, has suspended the application of sections 206 and 94, incise 5 of the Argentine Corporation Law until December 10, 2003. Section 94, incise 5 sets forth as a cause of dissolution of a company the loss of capital stock. This situation arises when the Company reports a negative shareholders' equity.

.. Telecom capital stock

Due to the economic-financial situation described in Note 3, Telecom has also significantly reduced its shareholders' equity at year end as a consequence of the losses reported in present fiscal year, that have absorbed the totality of reserves and more than fifty per cent of the adjusted capital stock.

The future evolution of Telecom's shareholders' equity, depends to a great extent on the development of the economic-financial crisis described in Note 3 and, in particular: (a) on the fluctuation of the U.S. dollar and Euro exchange rate given its impact in the Group's liabilities valuation (93% of the consolidated liabilities as of December 31, 2002 is in foreign currency), (b) on the results of the renegotiation contracts process described in Note 13 due to the effect generated by the devaluation and the "pesification" of Telecom's tariffs on the Group's operating results and Telecom's capacity to generate enough cash flows to face its financial obligations in the current maturity dates and (c) the results on the Group's debt restructuring process.

As the condition described in the first paragraph continues at the date of issuance of these consolidated financial statements, Telecom would have to adopt the provisions of section 206, last paragraph of the Argentine Corporation Law referring to the mandatory reduction of capital stock.

However, the National Government through Decree No. 1269/02, has suspended the application of sections 206 and 94, incise 5 of the Argentine Corporation Law until December 10, 2003. Section 94, incise 5 sets forth as a cause of dissolution of a company the loss of capital stock. This situation arises when Telecom reports a negative shareholders' equity.

NOTE 16 - CONSOLIDATED INFORMATION BY BUSINESS SEGMENT

Telecommunications services are provided through the distribution of operating activities among various Telecom Group companies.

For a better understanding of the distinct activities performed by Telecom Group companies, the management of the Company provides consolidated information by business segment.

In presenting segment information, Telecom takes into consideration income and expenses of the individual entities, prior to elimination of intercompany transactions.

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                                       67

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

Financial expenses related to the acquisition of shares in subsidiaries and subsequent capital contributions, have been allocated to voice, data and Internet services.

                                NORTEL INVERSORA
--------------------------------------------------------------------------------

[_] Consolidated statement of operations by business segment for the fiscal year ended December 31, 2002

-----------------------------------------------------------------------------------------------------------------
                                                       Voice,
                                                      data and    Cellular                               Total by
                                                      Internet    telephone  Directories                 business
                                                      services     service     edition        Nortel     segment
-----------------------------------------------------------------------------------------------------------------
Net sales                                               2,932        1,028           23           -        3,983
Wages and social benefits                                (469)         (91)         (23)         (1)        (584)
Turnover tax                                              (90)         (40)          (1)                    (131)
Materials and supplies                                   (143)         (32)         (11)          -         (186)
Bad debts expense                                        (128)         (54)          (6)          -         (188)
Interconnection costs                                    (140)           -            -           -         (140)
Settlement outgoing expenses                             (102)           -            -                     (102)
Lease of lines and circuits                               (24)         (17)           -           -          (41)
Fees for debt restructuring process                       (15)          (3)           -           -          (18)
Fees and counsel services                                 (14)          (2)           -          (3)         (19)
Repayment for services                                    (70)          (8)          (3)          -          (81)
Management fees                                           (23)           -            -           -          (23)
Advertising                                               (14)         (14)           -           -          (28)
Costs of cellular handsets                                  -          (12)           -           -          (12)
Agent commissions and card sales                          (25)         (21)           -           -          (46)
Other                                                    (297)        (214)          (4)          -         (515)
                                                      ----------------------------------------------------------
EBITDA                                                  1,378          520          (25)         (4)       1,869
Depreciation of fixed assets                           (1,547)        (412)          (6)          -       (1,965)
Amortization of intangible assets                         (65)         (45)           -           -         (110)
                                                      ----------------------------------------------------------
Ordinary profit (loss)                                   (234)          63          (31)         (4)        (206)
Equity losses from related companies                      (15)           -           (8)          -          (23)
Depreciation of goodwill                                  (10)           -            -                      (10)
Financial and holding results                          (4,243)        (993)         (27)          1       (5,262)
Other expenses, net                                      (100)         (58)         (17)          2         (173)
                                                      ----------------------------------------------------------
Net income (loss) before income tax and minority
  interest                                             (4,602)        (988)         (83)         (1)      (5,674)
Income tax                                              1,097          184           13           -        1,294
Minority interest                                           -           25            -       1,970        1,995
                                                      ----------------------------------------------------------
Net income (loss)                                      (3,505)        (779)         (70)      1,969       (2,385)
=================================================================================================================

[_] Equity information

-----------------------------------------------------------------------------------------------------------------
Net balance of fixed assets (Exhibit A)                 7,823        1,787            8           -        9,618
Net balance of intangible assets (Exhibit B)              176          757            4           -          937
Investment in fixed assets (Exhibit A)                    172           63            1           -          236
Investment in intangible assets (Exhibit B)                 1           26            -           -           27
Fixed assets depreciation (Exhibit A)                  (1,547)        (415)          (6)          -       (1,968)
Intangible assets amortization (Exhibit B)                (72)         (50)           -           -         (122)
-----------------------------------------------------------------------------------------------------------------

[_] Consolidated statements of cash flows by business segment

-----------------------------------------------------------------------------------------------------------------
                                                      Voice,
        Fiscal year ended December 31, 2002          data and     Cellular                               Total by
                                                     Internet    telephone   Directories                 business
                                                     services      service     edition       Nortel      segment
-----------------------------------------------------------------------------------------------------------------
Cash flows provided by (used for) operating
  activities                                            1,288          367            -           5        1,660
-----------------------------------------------------------------------------------------------------------------
Investing activities
Fixed assets and intangible assets acquisitions          (258)        (153)           -           -         (411)
Other investments not considered as cash or cash
  equivalents                                             111          (10)           -           -          101
-----------------------------------------------------------------------------------------------------------------
Total cash flows used for investing activities           (147)        (163)           -           -         (310)
-----------------------------------------------------------------------------------------------------------------
Financing activities
Proceeds and repayments of debt, net                       (4)         (20)           -           -          (24)
Payment of interest and related expenses                 (354)         (88)          (1)          -         (443)
Cash and cash equivalents transfer between
  business segments                                       (84)          84            -           -            -
-----------------------------------------------------------------------------------------------------------------
Total cash flows provided by (used for) financing
  activities                                             (442)         (24)          (1)          -         (467)
-----------------------------------------------------------------------------------------------------------------
Increase  in cash and cash equivalents                    699          180           (1)          5          883
Cash and cash equivalents at the beginning of year        354           70            2          15          441
-----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at year-end                   1,053          250            1          20        1,324
-----------------------------------------------------------------------------------------------------------------

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

[_] Consolidated statement of operations by business segment for the fiscal year ended December 31, 2001

----------------------------------------------------------------------------------------------------------
                                                     Voice,    Cellular    Directories            Total by
                                                    data and   telephone     edition     Nortel   business
                                                    Internet    service                            segment
                                                    services
----------------------------------------------------------------------------------------------------------
Net sales                                              5,093       1,809           102        -      7,004
Wages and social benefits                               (875)       (177)          (89)       -     (1,141)
Turnover tax                                            (161)        (68)           (4)               (233)
Materials and supplies                                  (284)        (37)          (26)       -       (347)
Bad debts expense                                       (403)       (134)          (26)       -       (563)
Interconnection costs                                   (212)          -             -        -       (212)
Settlement outgoing expenses                             (70)          -             -                 (70)
Lease of lines and circuits                              (37)        (31)            -        -        (68)
Fees and counsel services                                (28)         (9)            -       (2)       (39)
Repayment for services                                  (138)        (15)          (24)       -       (177)
Management fees                                         (229)          -             -        -       (229)
Advertising                                             (131)        (46)           (2)       -       (179)
Costs of cellular handsets                                 -        (113)            -        -       (113)
Agent commissions and card sales                         (48)        (65)            -        -       (113)
Other                                                   (430)       (372)          (11)       -       (813)
                                                  --------------------------------------------------------
EBITDA                                                 2,047         742           (80)      (2)     2,707
Depreciation of fixed assets                          (1,282)       (391)           (4)       -     (1,677)
Amortization of intangible assets                        (70)        (63)            -        -       (133)
                                                  --------------------------------------------------------
Ordinary profit (loss)                                   695         288           (84)      (2)       897
Equity losses from related companies                      (6)          -             -        -         (6)
Depreciation of goodwill                                 (17)         (1)            -                 (18)
Financial and holding results                           (358)       (145)            -        -       (503)
Other expenses, net                                      (98)        (22)           (9)       -       (129)
Unusual losses                                           (26)         (7)            -        -        (33)
                                                  --------------------------------------------------------
Net income (loss) before income tax and minority         190         113           (93)      (2)       208
  interest
Income tax                                               (85)        (59)           33        -       (111)
Minority interest                                          -                                (44)       (44)
                                                  --------------------------------------------------------
Net income (loss)                                        105          54           (60)     (46)        53
==========================================================================================================

[_] Equity information

----------------------------------------------------------------------------------------------------------
Net balance of fixed assets (Exhibit A)                8,708       1,814            13        -     10,535
Net balance of intangible assets (Exhibit B)             249         780             4        -      1,033
Investment in fixed assets (Exhibit A)                   722         297             7        -      1,026
Investment in intangible assets (Exhibit B)               15          66             -        -         81
Fixed assets depreciation (Exhibit A)                 (1,282)       (391)           (4)       -     (1,677)
Intangible assets amortization (Exhibit B)               (77)        (67)            -        -       (144)
----------------------------------------------------------------------------------------------------------

[_] Consolidated statements of cash flows by business segment

------------------------------------------------------------------------------------------------------------------------
                                                     Voice,    Cellular                                          Total
       Fiscal year ended December 31, 2001            data     telephone   Directories                             by
                                                      and       service      edition     Nortel   Elimination   business
                                                    Internet                                                    segment
                                                    services
------------------------------------------------------------------------------------------------------------------------
Cash flows provided by (used for) operating            1,981         430             4      259          (257)   2,417
activities
------------------------------------------------------------------------------------------------------------------------
Investing activities
--------------------
Fixed asset and intangible asset acquisitions           (848)       (546)           (7)       -             -     (1,401)
Other investments not considered as cash or cash          (7)          -             -        -             -         (7)
equivalents
------------------------------------------------------------------------------------------------------------------------
Total cash flows used for investing activities          (855)       (546)           (7)       -             -     (1,408)
------------------------------------------------------------------------------------------------------------------------
Financing activities
--------------------
Proceeds and repayments of debt, net                      40         107             4      (31)                     120
Payment of interest and related expenses                (811)       (146)            -       (2)                    (959)
Dividends paid                                          (464)          -             -     (116)          464       (116)
Dividends paid to minority shareholders of Telecom         -           -             -        -          (207)      (207)
Redemption of Class "A" preferred shares                   -           -             -     (150)            -       (150)
Cash and cash equivalents transfer between business     (218)        218             -        -             -          -
segments
------------------------------------------------------------------------------------------------------------------------
Total cash flows provided by (used for) financing     (1,453)        179             4     (299)          257     (1,312)
activities
------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents        (327)         63             1      (40)            -       (303)
Cash and cash equivalents at the beginning of year       682           7             -       55             -        744
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at year-end                    355          70             1       15             -        441
------------------------------------------------------------------------------------------------------------------------

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

[_] Consolidated statement of operations by business segment for the twelve month period ended December 31, 2000

--------------------------------------------------------------------------------------------------------------
                                                       Voice,     Cellular    Directories             Total by
                                                        data      telephone     edition     Nortel    business
                                                        and        service                             segment
                                                      Internet
                                                      services
--------------------------------------------------------------------------------------------------------------
Net sales                                                5,327        1,907           115        -       7,349

Wages and social benefits                                 (845)        (164)          (89)      (3)     (1,101)
Turnover tax                                              (160)         (59)           (4)                (223)
Materials and supplies                                    (323)         (28)          (31)       -        (382)
Bad debts expense                                         (216)        (111)           (7)       -        (334)
Interconnection costs                                     (301)           -             -        -        (301)
Settlement outgoing expenses                               (94)           -             -                  (94)
Lease of lines and circuits                                (40)         (24)            -        -         (64)
Fees and counsel services                                  (39)         (15)            -        -         (54)
Repayment for services                                    (124)         (23)           (7)       -        (154)
Management fees                                           (286)           -             -        -        (286)
Advertising                                               (152)         (55)           (2)       -        (209)
Costs of cellular handsets                                   -         (175)            -        -        (175)
Agent commissions and card sales                           (72)        (221)            -        -        (293)
Other                                                     (439)        (334)          (11)       -        (784)
                                                      --------------------------------------------------------
EBITDA                                                   2,236          698           (36)      (3)      2,895
Depreciation of fixed assets                            (1,294)        (286)           (4)       -      (1,584)
Amortization of intangible assets                          (64)         (52)            -        -        (116)
                                                      --------------------------------------------------------
Ordinary profit (loss)                                     878          360           (40)      (3)      1,195
Equity losses from related companies                        (2)           -             -        -          (2)
Depreciation of goodwill                                   (15)           -             -                  (15)
Financial and holding results                             (325)        (154)            -       55        (424)
Other expenses, net                                        (96)          (7)           (2)       -        (105)
                                                      --------------------------------------------------------
Net income (loss) before income tax and minority
  interest                                                 440          199           (42)      52         649
Income tax                                                (183)         (72)           15      (76)       (316)
Minority interest                                            -            2             -     (151)       (149)
                                                      --------------------------------------------------------
Net income (loss)                                          257          129           (27)    (175)        184
==============================================================================================================

[_] Equity information

--------------------------------------------------------------------------------------------------------------
Net balance of fixed assets (Exhibit A)                  9,336        1,911            10        -      11,257
Net balance of intangible assets (Exhibit B)               311          778             7        -       1,096
Investment in fixed assets (Exhibit A)                   1,307          672             4        -       1,983
Investment in intangible assets (Exhibit B)                 63           74             -        -         137
Fixed assets depreciation (Exhibit A)                   (1,294)        (286)           (4)       -      (1,584)
Intangible assets amortization (Exhibit B)                 (71)         (52)            -        -        (123)
--------------------------------------------------------------------------------------------------------------

[_] Consolidated statements of cash flows by business segment

----------------------------------------------------------------------------------------------------------------------------
                                                       Voice,      Cellular                                           Total
    Twelve month period ended December 31, 2000         data      telephone   Directories                              by
                                                        and        service      edition     Nortel    Elimination   business
                                                      Internet                                                       segment
                                                      services
----------------------------------------------------------------------------------------------------------------------------
Cash flows provided by (used for) operating
  activities                                             2,327          201             6      172        (170)        2,536
----------------------------------------------------------------------------------------------------------------------------
Investing activities
--------------------
Non current investments and related intangible             (15)           -             -        -           -           (15)
asset acquisitions
Fixed asset and intangible asset acquisitions           (1,188)        (607)           (4)       -           -        (1,799)
Other investments not considered as cash or cash
  equivalents                                              436            -             -        -           -           436
----------------------------------------------------------------------------------------------------------------------------
Total cash flows used for investing activities            (767)        (607)           (4)       -           -        (1,378)
----------------------------------------------------------------------------------------------------------------------------
Financing activities
--------------------
Proceeds and repayments of debt, net                      (254)         364            (2)     (46)          -            62
Payment of interest and related expenses                  (581)        (129)            -      (37)          -          (747)
Dividends paid                                            (292)           -             -      (57)        292           (57)
Dividends paid to minority shareholders of Telecom           -            -             -        -        (122)         (122)
Redemption of Class "A" preferred shares                     -            -             -        -           -             -
Cash and cash equivalents  transfer between business
  segments                                                (137)         137             -        -           -             -
----------------------------------------------------------------------------------------------------------------------------
Total cash flows provided by (used for) financing
  activities                                            (1,264)         372            (2)    (140)        170          (864)
----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents           296          (34)            -       32           -           294
Cash and cash equivalents at the beginning of period       388           39             -       23           -           450
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at period-end                    684            5             -       55           -           744
----------------------------------------------------------------------------------------------------------------------------

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

NOTE 17 - CONSOLIDATED QUARTERLY INFORMATION

-------------------------------------------------------------------------------------------------------------
         Quarter ended                Net                        Operating       Net financial and      Net
                                     sales         EBITDA      profit (loss)      holding results      income
                                                                                   income (loss)       (loss)
-------------------------------------------------------------------------------------------------------------
Fiscal year 2002
----------------
March 31,                            1,354            620                 77                (5,380)    (1,991)
June 30,                               923            392               (122)               (1,489)      (513)
September 30,                          851            393               (133)                1,051        258
December 31,                           855            464                (28)                  556       (139)
                               ------------------------------------------------------------------------------
                                     3,983          1,869               (206)               (5,262)    (2,385)
                               ------------------------------------------------------------------------------
Fiscal year 2001
----------------
March 31,                            1,783            690                249                  (122)        37
June 30,                             1,728            690                234                  (121)        11
September 30,                        1,805            742                283                  (121)        25
December 31,                         1,688            585                131                  (139)       (20)
                               ------------------------------------------------------------------------------
                                     7,004          2,707                897                  (503)        53
                               ------------------------------------------------------------------------------
Fiscal year 2000
----------------
March 31,                            1,797            725                319                  (100)        87
June 30,                             1,858            738                325                   (86)        26
September 30,                        1,863            727                308                  (123)        35
December 31,                         1,831            705                243                  (115)        36
                               ------------------------------------------------------------------------------
                                     7,349          2,895              1,195                  (424)       184
-------------------------------------------------------------------------------------------------------------

NOTE 18 - RELEVANT ADDITIONAL INFORMATION

The information described in this note is not required by Argentine GAAP, so that it is additional information.

The Management of the Company considers useful this information in order to facilitate the analysis and understanding of the main business variables and particularly the way in which the restatement in constant pesos process has impacted in the amounts of sales, operating costs, EBITDA, financial and holding results and the different captions of the consolidated statement of cash flows.

So that, the historic amounts which have been used to determine the figures in constant pesos at December 31, 2002, 2001 and 2000 are as follows:

..  CONSOLIDATED NET SALES

                                                                                  December 31,
                                                                   ------------------------------------------
                                                                        2002          2001          2000
                                                                   ------------------------------------------
   National basic telephone service
     Local measured service                                              439           439           423
     DLD measured service                                                370           377           434
     Monthly basic charges                                               494           553           540
     Supplementary services (monthly charges)                             95           112           128
     Installation fees                                                    17            24            22
     Public telephones                                                   152           172           199
     Interconnection fixed                                               104            81           145
     Interconnection cellular                                             32            19            34
     Lease of lines and circuits fixed                                    15            22            14
     Lease of lines and circuits cellular                                 18            17            16
     Others                                                               50            69            44
                                                                   ------------------------------------------
                     Total National basic telephone service            1,786         1,885         1,999
                                                                   ------------------------------------------

   International telephone service

       Outgoing revenues                                                 136           123           132
       Settlement revenues (net)                                          75            33            54
                                                                   ------------------------------------------
                     Total International telephone service               211           156           186
                                                                   ------------------------------------------

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

                                                                              December 31,
                                                                  ------------------------------------
                                                                      2002          2001          2000
                                                                  ------------------------------------
      Data transmission
        Terrestrial networks                                            84            68            70
        Lease of data circuits                                          25            35            32
        Monthly charges and Internet traffic                           107            95            76
        International connectivity                                      66            40            34
        Others                                                          17            24            20
                                                                  ------------------------------------
                                           Total Data transmission     299           262           232
                                                                  ------------------------------------

      Internet
        Internet monthly fee                                            46            31            24
                                                                  ------------------------------------
                                                    Total Internet      46            31            24
                                                                  ------------------------------------

      Cellular telephony
      .   Personal
        Monthly fee and measured service                               236           303           318
        Pre-paid card                                                  124           106            66
        Calling Party Pays                                             225           245           304
        Others                                                         102           114           128
                                                                  ------------------------------------
                                                                       687           768           816
                                                                  ------------------------------------
      .    Nucleo
        Monthly fee and measured service                                50            17            15
        Pre-paid card                                                   28             8            11
        Calling Party Pays                                              82            32            29
        Others                                                          16             4             3
                                                                  ------------------------------------
                                                                       176            61            58
                                                                  ------------------------------------
                                          Total cellular telephony     863           829           874
                                                                  ------------------------------------

                                                                  ------------------------------------
                                         Total directories edition      23            47            53
                                                                  ------------------------------------

      Total historical net sales                                     3,228         3,210         3,368
      Restatement in constant pesos                                    755         3,794         3,981
                                                                  ------------------------------------
      Total net sales in constant pesos                              3,983         7,004         7,349
                                                                  ====================================

..   CONSOLIDATED OPERATING COSTS
    ----------------------------
                                                                             December 31,
                                                                  ------------------------------------
                                                                      2002          2001          2000
                                                                  ------------------------------------
      Wages and social benefits                                       (462)         (523)         (504)
      Taxes                                                            (77)          (86)          (75)
      Tax on credits and debits in bank accounts and other
      operations (*)                                                   (37)            -             -
      Turnover tax                                                    (107)         (107)         (102)
      Materials and supplies                                          (143)         (159)         (175)
      Transport and freight                                            (31)          (44)          (40)
      Bad debt expense                                                (127)         (258)         (153)
      Interconnection costs                                           (112)          (97)         (138)
      Settlement outgoing expenses                                     (83)          (32)          (43)
      Rents and Lease of circuits                                      (41)          (31)          (29)
      Fees for debt restructuring process                              (18)            -             -
      Fees and counsel services                                        (15)          (18)          (25)
      Repayment for services                                           (65)          (81)          (71)
      Management fees                                                  (13)         (105)         (131)
      Advertising                                                      (22)          (82)          (96)
      Cost of terminals                                                (10)          (52)          (80)
      Agent commissions and card sales                                 (41)          (52)         (134)
      Various                                                         (273)         (242)         (245)
                                                                  ------------------------------------
      Historical operating costs                                    (1,677)       (1,969)       (2,041)
      Restatement in constant pesos                                   (437)       (2,328)       (2,413)
                                                                  ------------------------------------
      Operating costs in constant pesos                             (2,114)       (4,297)       (4,454)
                                                                  ====================================
(*) At December'01 were disclosure in unusual losses.

..   CONSOLIDATED EBITDA
    -------------------
      Historical net sales                                           3,228         3,210         3,368
      Historical operating costs                                    (1,677)       (1,969)       (2,041)
                                                                  ------------------------------------
      Historical EBITDA                                              1,551         1,241         1,327
      Restatement in constant pesos                                    318         1,466         1,568
                                                                  ------------------------------------
      EBITDA in constant pesos                                       1,869         2,707         2,895
                                                                  ====================================

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------


..   CONSOLIDATED FINANCIAL AND HOLDING RESULTS
    ------------------------------------------
     Interest earned on short term investments and trade accounts
     receivable                                                                  119            63            67
     Foreign currency exchange gains                                             783            (1)            -
     Results on holding of national and provincial public bonds by
     collection                                                                  (32)            -             -
     Other financial results                                                      11           (6)             7
                                                                            ------------------------------------
         Historical financial results generated by assets                        881            56            74
     Restatement in constant pesos                                            (2,414)           63            91
                                                                            ------------------------------------
                          Financial and holding results in constant pesos
                                                      generated by assets     (1,533)          119           165

     Interest on debt                                                           (784)         (304)         (296)
     Foreign currency exchange losses                                         (7,963)           (6)            2
     Results from swap cancellation                                             (247)            -             -
     Other financial results                                                     (16)          (22)          (35)
                                                                            ------------------------------------
         Historical financial results generated by liabilities                (9,010)         (332)         (329)
     Restatement in constant pesos                                             4,324          (393)         (389)
                                                                            ------------------------------------
                          Financial and holding results in constant pesos
                                                 generated by liabilities     (4,686)        (725)         (718)

     Capitalized interest and foreign currency exchange differences by
     debt on work in progress and intangible assets in constant pesos             66           103           129
     Capitalized foreign currency exchange differences by debt for
     fixed assets acquisition in constant pesos                                  891             -             -
                                                                            ------------------------------------
     Total financial and holding results in constant pesos                    (5,262)         (503)         (424)
                                                                            ====================================

..   CONSOLIDATED STATEMENT OF CASH FLOWS
    ------------------------------------
     CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES
     ------------------------------------------------------
        Net income (loss) in constant pesos                                   (2,385)           53           184
        Depreciation of fixed assets and amortization of intangible
     assets                                                                    2,160         2,240         1,918
        Historical foreign currency exchange differences by assets               200             -             -
        Other results and a decrease or increase in assets and
     liabilities                                                               1,629        (1,170)         (939)
                                                                            ------------------------------------
           Total historical cash flows provided by operating activities        1,604         1,123         1,163
        Restatement in constant pesos                                             56         1,294         1,373
                                                                            ------------------------------------
     Total cash flows provided by operating activities in constant pesos       1,660         2,417         2,536
                                                                            ------------------------------------
     CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES
     ------------------------------------------------------
        Fixed asset and intangible asset acquisition                            (294)         (642)         (825)
        Investments not considered as cash or cash equivalents                   114            (3)           193
                                                                            -------------------------------------
           Total historical cash flows used for investing activities            (180)         (645)         (632)
        Restatements in constant pesos                                          (130)         (763)         (746)
                                                                            -------------------------------------
     Total cash flows used for investing activities in constant pesos           (310)       (1,408)       (1,378)
                                                                            -------------------------------------
     CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES
     ------------------------------------------------------
        Proceeds and repayments of debt, net                                     (21)           55            28
        Payment of interest and related expenses                                (302)         (440)         (342)
        Dividends paid                                                             -          (148)          (82)
        Redemption of Class "A" preferred shares                                   -           (69)            -
                                                                            -------------------------------------
           Total historical used for financing activities                       (323)         (602)         (396)
        Restatement in constant pesos                                           (144)         (710)         (468)
                                                                            -------------------------------------
     Total cash flows used for financing activities in constant pesos
                                                                                (467)       (1,312)         (864)
                                                                            -------------------------------------
     INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS IN CONSTANT PESOS          883          (303)          294
     CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR IN CONSTANT
     PESOS                                                                       441           744           450
                                                                            -------------------------------------
     CASH AND CASH EQUIVALENTS AT YEAR/PERIOD END IN CONSTANT PESOS            1,324           441           744
                                                                            =====================================

NOTE 19 - UNCONSOLIDATED INFORMATION

Nortel's unconsolidated financial statements account for its approximately 54.74% interest in Telecom common stock by the equity method. Amounts included under the "Equity income from related companies" caption of Nortel's unconsolidated financial statements for the years/twelve months period ended December 31, 2002, 2001 and 2000 reflect approximately 54.74% of Telecom's net income for those periods.

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

BALANCE SHEETS
-----------------------------------------------------------------------------
At December 31,                                             2002       2001
-----------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Investments                                                    20          15
                                                     ------------------------
Total current assets                                           20          15
                                                     ------------------------
NON-CURRENT ASSETS

Investments                                                   444       2,828
                                                     ------------------------
Total non-current assets                                      444       2,828
                                                     ------------------------
Total assets                                                  464       2,843
                                                     ========================
CURRENT LIABILITIES

Taxes payable                                                   2           -
Other liabilities                                              17          13
                                                     ------------------------
Total current liabilities                                      19          13
                                                     ------------------------
SHAREHOLDERS' EQUITY                                          445       2,830
                                                     ------------------------
Total liabilities and shareholders' equity                    464       2,843
                                                     ========================

STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
Years/twelve month period ended December 31,       2002      2001        2000
--------------------------------------------------------------------------------
Equity income from related companies                (2,384)       55         208
Administrative expenses                                 (4)       (2)         (3)
Financial and holding results                            1         -          55
Other income (expenses), net                             2         -           -
                                                 -------------------------------
Net income (loss) before income tax                 (2,385)       53         260
Income tax                                               -         -         (76)
                                                 -------------------------------
Net income (loss)                                   (2,385)       53         184
                                                 ===============================

STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------
Years/twelve month period ended December 31,                      2002      2001     2000
-------------------------------------------------------------------------------------------
Cash flows provided by (used for) operating activities
   Net income (loss)                                               (2,385)      53      184
Adjustments  to reconcile net income to net cash provided by operating activities
   Equity income from related companies                             2,384      (55)    (208)
   Interest and other financial expenses                                -        -      (52)
   Cash dividends received                                              -      257      170
   Income tax                                                           -        -       76
  Increase in liabilities                                               6        4        2
                                                               ----------------------------
    Total cash flows provided by operating activities                   5      259      172
                                                               ----------------------------
Cash flows provided by (used for) financing activities
   Repayment of debts                                                   -      (31)     (46)
   Payment of interests and related expenses                            -       (2)     (37)
   Cash dividends paid                                                  -     (116)     (57)
   Redemption of Class "A" preferred shares                             -     (150)       -
                                                               ----------------------------
Total cash flows used for financing activities                          -     (299)    (140)
                                                               ----------------------------
Total decrease in cash and cash equivalents                             5      (40)      32
Cash and cash equivalents at the beginning of the year/period          15       55       23
                                                               ----------------------------
Cash and cash equivalents at year/period end                           20       15       55
                                                               ----------------------------

NOTE 20 - DIFFERENCES BETWEEN ARGENTINE AND U.S.GAAP

To facilitate the use of financial information by both local and foreign investors, the Company has included in these consolidated financial statements, as additional information, a summary of the principal differences between Argentine and U.S.GAAP. In addition, in recent years and to the extent permitted by GAAP, the Company has attempted to reduce the differences of criteria in order to facilitate the analysis of its financial results by both local and foreign investors.

However, the remaining differences between Argentine and U.S.GAAP are grouped as follows:

1. Differences related to measurement unit

..  Restatement of Financial Statements for Wholesale Price Index changes

As described in Note 4.1.d, the accompanying financial statements have been prepared in million of Argentine pesos of constant currency,

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

recognizing the inflation effects. However, in general, U.S.GAAP does not allow for the restatement of financial statements in units of constant currency.

Under U.S.GAAP, account balances and transactions are stated in units of currency of the period in which the transactions were originated. This accounting criterion is known as the historical-cost-based method. U.S.GAAP only allows for the restatement of financial statements in countries with highly inflationary economies as defined by U.S.GAAP.

Notwithstanding the above, the SEC does not require for those companies that prepare its financial statements under local standards, the elimination of the restatement in constant pesos in the reconciliation of Argentine GAAP to U.S.GAAP. As a consequence of that, the reconciliation of net income and shareholders' equity prepared under local standards to U.S.GAAP does not include a reconciling item for this issue.

2. Differences related to the disclosure criteria

..  Other expenses, net in the Consolidated statements of operations

Under U.S.GAAP the following items included in the financial statement caption "Other expenses, net" would have been reclassified as a deduction from Operating profit:

             ==================================================================
             Years/twelve month period ended      2002        2001       2000
             December 31,
                                                 ------------------------------
                                                        Income (expense)
                                                        ----------------
             Termination benefits                  (48)         (83)        (48)
             Reserves for contingencies           (100)         (39)        (46)
                                                 ------------------------------
             Total                                (148)        (122)        (94)
             ==================================================================

.. Reclassification of Deferred tax assets and liabilities in the Consolidated balance sheets

Telecom Group has classified its deferred tax balances as current or non-current, considering the moment that the temporary differences will be realized and the expected moment that deferred tax assets related to carryforwards will be used. However, under U.S.GAAP, deferred tax assets and liabilities shall be classified as current or non-current based on the classification of the related asset or liabilities for financial reporting, while deferred tax assets related to carryforwards shall be classified according to their expected reversal date.

The effects of classification of deferred tax assets and liabilities as required under U.S.GAAP, before considering the tax effects originated by the differences mentioned in point 3, are as follows:

=========================================================================================================
                                                                     Net deferred tax assets
                                                                          (liabilities)
---------------------------------------------------------------------------------------------------------
                                                                   Current      Non-current      Total
---------------------------------------------------------------------------------------------------------
Amounts per consolidated balance sheets at December 31, 2002               4                9          13
Reclassification of deferred tax assets and liabilities                    -                -           -
                                                               ------------------------------------------
Revised amounts under U.S.GAAP at December 31, 2002 (*)                    4                9          13
                                                               ==========================================
Revised amounts under U.S.GAAP at December 31, 2001 (*)                  218             (520)       (302)
=========================================================================================================

 (*) Under U.S.GAAP, a valuation allowance for the total amount of this tax credit has been recorded (see "Recoverability of tax credits" described in 3 below).

3. Differences related to valuation criteria

..  Preferred shares

Under Argentine GAAP, and as described in Note 4.1.b, redeemable preferred shares (Class "A" preferred shares for Nortel) are included under the "Shareholders' equity" caption, considering the economical and contractual entity of these shares. Nevertheless, under SEC standards, ASR No. 268 "Presentation in Financial Statements of redeemable preferred stock", all preferred

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                                       76

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

shares with scheduled redemption, must be excluded from Shareholders'equity because it is considered that its characteristics defer from common stock significantly. Likewise, unpaid dividends should be accrued even if not declared.

..  Valuation of assets and liabilities in foreign currency as of December 31,
   2001

As a result of the Argentine economic situation mentioned in Note 3, from December 21, 2001 the Argentine foreign currency exchange market was suspended until January 10, 2002.

In that respect, Argentine GAAP required that the companies recognized their assets and liabilities denominated in U.S. dollars using the exchange rate $1 to US$1 as of December 31, 2001. However, U.S.GAAP required that companies use the first subsequent exchange rate after the balance sheet date to adjust the valuation of its assets and liabilities in foreign currency at such date, according to the American Institute of Certified Public Accountants' International Task Force, based on SFAS 52 and the Emerging Issues Task Force D-12 (the "Israeli case").

During the year ended December 31, 2002, this foreign currency exchange loss recognized under U.S.GAAP at the end of fiscal year 2001, was recorded in net income (loss) for Argentine GAAP purposes; so at December 31, 2002 there is no difference between Argentine GAAP and U.S.GAAP for the valuation of assets and liabilities in foreign currency.

The summary of principal adjustments to U.S.GAAP corresponding to the year ended December 31, 2002 includes a reconciling item for the difference in the timing of the recording of such losses.

..  Accounting for customer acquisition costs

Some of the changes in Telecom's policy for accounting in fiscal year 2000, meant modifications related to the accounting value for customer acquisition costs under Argentine GAAP and U.S.GAAP. Argentine GAAP requires a restatement of previously reported net income and shareholders' equity, meanwhile U.S.GAAP does not permit such a restatement, requiring the accrued effect recognition in the year in which take place the application of the new accounting policy.

Therefore, net income and shareholders' equity of prior periods include a reconciling item due to difference in the timing of recording of the effects of the change in customer acquisition costs between Argentine and U.S.GAAP.

..  Accounting for Derivative Instruments and hedging activities

As described in Note 4.1.c, the Group has adopted the new accounting standards on an early basis as from this fiscal year which include particular standards related to measurement and exposure of derivative financial instruments.

These new domestic accounting standards and US GAAP provide for a similar accounting treatment applicable to derivative financial instruments, except for the following differences included in the reconciling information for US GAAP:

a) the changes in accounting measurement of derivative financial instruments cash flow hedge are charged to a specific account called "Temporary measurement differences of derivative instruments determined as an effective hedge" within the balance sheet as per domestic accounting standards, while US GAAP provide for their charge to a Stockholders' Equity Reserve; and

b) although both standards provide for prospective application thereof as from their initial application, there are differences in their accounting effect in previous years, as a result of a difference in the effective date of both standards.

..  Capitalization of foreign currency exchange differences related to

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

   debt for fixed assets acquisitions

As described in Note 4.2.a, the cost of those assets which acquisition is carried out with loans existing as of January 6, 2002, includes financial interest generated by such loans, allowing for the capitalization of the foreign currency exchange differences originated by the devaluation of the Argentine peso as of such date. Under U.S.GAAP, this capitalization is not permitted.

..  Valuation of inventories and raw materials

As described in Note 4.2.f and 4.2.g, inventories and raw materials included in Other assets, have been valued at their replacement cost at each year/period-end. Under U.S.GAAP, these assets should be valued at the lower of cost or net realizable value.

..  Valuation of debt due to TITAN Financial Trust

As stated in Note 8, the financial debt due to the new TITAN Financial Trust, under local accounting standards, was valued at its current value, which arises from discounting the total amount payable at a 12% rate p.a. Under U.S. GAAP, this valuation criterion at its current value is not allowed, since debts must be valued at their nominal value by adding, when applicable, accrued interest at each year/period end.

..  Foreign currency translation

Under Argentine GAAP and as indicated in Note 4.1.b., the equity investments of Telecom Group in foreign companies have been translated into Argentine pesos at the exchange rate at each year/period end, in accordance with FACPCE RT 18. Likewise, and according to that RT, the results generated by the mentioned translation have been recognized in the caption Temporary differences from translation in the consolidated balance sheets.

Notwithstanding, SFAS 52 requires the functional currency definition corresponding to equity investments in foreign companies and, if corresponds, the measurement of these investments in functional currency, before the translation of the assets and liabilities of the foreign companies into exchange rate at year/period end.

This measurement is required if the functional currency is different from the currency of the country in which a parent company has the investment and generates exchange rate differences that are recognized as income/expense. Likewise, SFAS 52 states that the results from translation from functional currency to reporting currency, the Argentine peso for Telecom, have to be recognized in a Reserve of shareholders' equity.

..  Other monetary receivables and liabilities, valued at net present value

As indicated in Note 4.1.c, the new accounting standards anticipate the valuation of other receivables and liabilities, at the net present value, using a discount rate which reflects the time value of the money and the specific risks of those receivables and liabilities. Under U.S.GAAP, the criteria for valuation at net present value is not permitted, because the balances in the balance sheet and the transactions are expressed at historical cost.

..  Revenue recognition

As described in Note 4.1.i, Telecom recognizes its revenues as services are provided to customers. Therefore, revenues for installation fees are recognized in the period that the installation service is completed, jointly with the related costs.

Nevertheless, the Staff Accounting Bulletin (SAB) 101, "Revenue recognition" of the SEC requires the deferring of the installation fees and the related costs considering the estimated average useful

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                                       78

                             NORTEL INVESTORS S.A.
--------------------------------------------------------------------------------
life of customers, except when the cost is higher than the revenue, in which case the excess can not be deferred.

Since Telecom's installation costs exceed the related revenues, Telecom believes such difference of criterion has no impact on the reconciliation of net income and shareholders' equity to U.S.GAAP. Additionally, the effect for U.S.GAAP purposes of recording the related deferred asset and liability is not significant for the periods presented.

..  Recoverability of tax credits

The recoverable value of tax credits depends on the existence of sufficient taxable income within the carryforward period available under the tax law. In that respect, as indicated in Note 10, the management of Telecom considers that, as a consequence of the Decree No.2568/02, which established the deferral of the initial exchange rate difference ($1.40 by US$ 1) for the income tax, the probable recoverability of deferred tax credits of Telecom and Personal have been significantly affected, generating an uncertainty about the possibility of recoverability.

Therefore, as required by Argentine GAAP, and with a prudent criteria, the management of Telecom has decided to record a valuation allowance, in addition to the amount in its controlled company Nucleo, the total of net deferred tax credits corresponding to Telecom and Personal as of December 31, 2002.

However, SFAS 109 states more specific and strict rules to evaluate tax credits. Under this pronouncement, an enterprise must use judgment in considering the relative impact of negative and positive evidence to determine if a total or partial valuation allowance is needed or not. For example, negative evidence includes: a) unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years; and b) a carryforward period that is so brief that it would limit realization of tax benefits if a significant deductible temporary difference is expected to reverse in single year.

Nevertheless, the economic-financial projections as evidence of the probable tax credits recoverability of Publicom and the tax credits related to the minimum presumed income tax of the Group, considering the complex macroeconomic context and the uncertainties that affect the Group business, under U.S.GAAP, they would not be considered sufficient positive evidence for the recoverability of these assets. Likewise , if following the provisions of SFAS 109 and adopting a prudent position, the management of Telecom, in the reconciliation to U.S.GAAP as of December 31, 2002, has considered a valuation allowance for the total amount of tax credits before mentioned.

..  Reconciliation of net income and shareholders' equity to U.S.GAAP

The following table summarizes the principal adjustments to net income (loss) and shareholders' equity had U.S.GAAP been applied rather than Argentine GAAP:

=================================================================================================================================
                                                          Years/twelve month period ended December 31,
                                 ------------------------------------------------------------------------------------------------
                                             2002                            2001                          2000
                                 ------------------------------------------------------------------------------------------------
                                            Accumu                          Accumu                         Accumu
                                   Net     -lated     Shareholders   Net   -lated   Shareholders   Net     -lated   Shareholders'
                                 income      OCI         equity     income   OCI       equity     income     OCI       equity
                                 (loss)    (loss)      (deficit)    (loss)  (loss)                         (loss)
                                 -----------------------------------------------------------------------------------------------
Amounts per consolidated         (2,385)                  445         53               2,830         184     -        3,043
financial statements
U.S.GAAP adjustments

Increase (decrease) as a result
of:  Redeemable preferred shares    147                  (433)       (48)               (580)        (48)              (744)

 Valuation of assets and
liabilities in foreign            3,526        -            -     (3,526)       -     (3,526)          -     -            -
currency as of December
31,2001

 Cumulative-effect on prior
years of
   customer acquisition               -        -            -          -        -          -         (52)    -            -
costs, net of tax effect
 Derivative financial                 -        -            -         (a)    (207)      (207)         (a)  (48)         (48)
instruments                                                            -                               -
 Foreign currency exchange
differences capitalized   in       (757)       -         (757)         -        -          -           -     -            -

                             NORTEL INVESTORS S.A.
--------------------------------------------------------------------------------

fixed assets
 Valuation of inventories  and
raw materials                        (5)        -          (5)        -        -           -        -       -      -
 Titan financial trust
                                    (43)        -         (43)        -        -           -        -       -      -
 Foreign currency translation        43        38          81         -        -           -        -       -      -
Other receivables and
liabilities   in  currency  at        -         -           6         3        -           6        3       -      3
net present value
 Tax effects on U.S.GAAP
adjustments                        (953)        -         282     1,235       72       1,307        -      17     17
 Valuation allowance for tax
credits                             902         -        (385)   (1,287)       -      (1,287)       -       -      -
   Minority interest             (1,228)      (18)        372     1,618       61       1,679       22      14     13
                               -------------------------------------------------------------------------------------
Amounts per consolidated
financial                          (753)       20        (437)   (1,952)     (74)        222      109     (17) 2,284
  Statements per U.S.GAAP
====================================================================================================================

(a) The derivative financial instruments have been effective during the fiscal year/twelve month period ended December 31, 2001 and 2000. Therefore, there are no charges to earnings due to the ineffectiveness of such contracts during the mentioned fiscal year/period.

SFAS 130, effective in the United States of America, established standards for reporting and display of Comprehensive income, which comprises of Net income and OCI. This statement requires that an enterprise classify items of OCI by their nature and display the accumulated balance of OCI separately from the other concepts in the equity section of a statement of financial position.

The change in the accumulated OCI (loss) for the years/twelve month periods ended December 31, 2002, 2001 and 2000 is presented below, net of operations tax effects:

           ============================================================================================
                                                        Years/twelve month period ended December 31,
                                                       ------------------------------------------------
                                                             2002            2001            2000
                                                       ------------------------------------------------
           Balances at the beginning of year                        (74)            (17)             -
           Cumulative-effect-type  adjustment on prior
             year of SFAS 133, net of tax effect                      -               -            (44)
           Derivative financial instruments
             Change on derivative financial                        (138)           (303)          (275)
           instruments
             Reclassification into earnings                         346             144            292
           Foreign currency translation                              38               -              -
           Tax effect                                               (73)             55             (4)
           Minority interest                                        (79)             47             14
           --------------------------------------------------------------------------------------------
           Balances at year/period end                               20             (74)           (17)
           ============================================================================================

Net income (loss) per share amounts in pesos, for the years/twelve month period ended December 31, 2002, 2001 and 2000 are as follows:

           ============================================================================================
           Consolidated   financial  statements  under
           -------------------------------------------
           U.S.GAAP
           --------
             Net income (loss) per ordinary share               (72.11)        (186.94)          10.44
             Net income  (loss) per Class "B"                  (250.68)        (649.83)          36.29
           preferred share
             Net income (loss) per ADS                          (12.53)         (32.49)           1.81
           ============================================================================================

NOTE 21 - RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

Under Law No. 19550, the Company's by-laws and CNV regulations, 5% of the Company's net income for the year, plus or minus any prior year adjustments and subject to coverage of accumulated losses, if any, must be allocated to a legal reserve until such reserve reaches 20% of capital stock plus adjustment to capital stock and plus share issue premiums.

NOTE 22 - EVENTS SUBSEQUENT TO DECEMBER 31, 2002

.. Sale of shares of Multibrand

In February 2003, Telecom received from Shell Compania Argentina de Petroleo S.A., an offer to acquire, in the amount of $3,000, the investment that Telecom has in its related company Multibrand (300 shares of $10 nominal value per share). Telecom's Board of Directors has accepted the offer, anticipating that the transaction will be effective in the middle of March 2003.

.. Transfer of the Tax on Debits and Credits on Bank Accounts and other transactions

In February, 2003 the Ministry of Economy, through Resolution No. 72/03, authorized Telecom to increase the SBT tariffs, in accordance with that resolution, by the effect of the mentioned tax, which should be shown in the customers' bills in a detail. The amounts before Resolution

                             NORTEL INVESTORS S.A.
--------------------------------------------------------------------------------
No. 72/03 will be included in the tariffs renegotiation process, mentioned in
Note 13.

                                                               Christian Chauvin
                                                                   President

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

                                                                       Exhibit A

           Consolidated balance sheets at December 31, 2002 and 2001
                              FIXED ASSETS ACTIVTY
             (In million of Argentine constant pesos - Note 4.1.d)

==================================================================================================================================
                                                                      Capitalized
                                                                        foreign
                                           Amounts                      currency
                                             at         Additions       exchange        Results                            Amounts
                                          beginning       from        differences        from        Transfe-   Retire-    at year
           Main account                    of year      purchases     (Note 4.2.a)    translation     rences     ments       end
----------------------------------------------------------------------------------------------------------------------------------
Land                                            118             -              -                -           1         -        119
Buildings                                     1,591             -             44                -          31        (7)     1,659
Transmission equipment                        4,590            10            311                5         124        (9)     5,031
Switching equipment                           3,509             3            199                3         107        (1)     3,820
Power equipment                                 495             4             16                2          11        (2)       526
External wiring                               5,576             -            174                -         162        (1)     5,911
Telephony equipment, instruments
  and systems for improvement in                752             7             36                2          53        (2)       848
  services
Cellular handsets leased without                363            10              -                3           5       (59)       322
  charge
Vehicles                                        109             1              -                -           -         -        110
Furniture                                       104             1              1                -           1        (1)       106
Installations                                   495             1              1                1           2        (1)       499
Computer equipment                            2,072            15            109                3         262        (7)     2,454
Work in progress                                703           163              -                4        (752)       (3)       115
Materials                                        88            21              -                -          (7)      (47)        55
                                    ----------------------------------------------------------------------------------------------
Total 2002                                   20,565           236            891               23           -      (140)    21,575

==================================================================================================================================

==================================================================================================================================
Total 2001                                   20,523         1,026              -                -           -      (984)    20,565
==================================================================================================================================

==================================================================================================================================
                                                               Depreciation
                                     ------------------------------------------------------------------
                                                             For the
                                                               year
                                                       -------------------                                    Net          Net
                                      Accumulated        Annual                                               book         book
                                      at beginning        rate                  Retire-     Accumulated       value        value
                                        of year          (%)        Amount       ments      at year end       2002         2001
----------------------------------------------------------------------------------------------------------------------------------
Land                                              -             -        -           -                -         119           118
Buildings                                      (527)        4 - 9      (77)          -             (604)      1,055         1,064
Transmission equipment                       (2,138)      10 - 11     (509)          1           (2,646)      2,385         2,452
Switching equipment                          (1,884)        10        (414)          -           (2,298)      1,522         1,625
Power equipment                                (211)      10 - 20      (55)          -             (266)        260           284
External wiring                              (2,901)            7     (328)          1           (3,228)      2,683         2,675
Telephony equipment, instruments
  and systems for improvement in
  services                                     (540)      13 - 18      (71)          -             (611)        237           212
Cellular handsets leased without
  charge                                       (266)        100        (85)         37             (314)          8            97
Vehicles                                        (77)      20 - 40      (12)          -              (89)         21            32
Furniture                                       (59)      10 - 20       (9)          -              (68)         38            45
Installations                                  (257)       9 - 33      (55)          -             (312)        187           238
Computer equipment                           (1,170)      18 - 33     (353)          2           (1,521)        933           902
Work in progress                                  -             -        -           -                -         115           703
Materials                                         -             -        -           -                -          55            88
                                     --------------               ----------------------------------------------------------------
Total 2002                                  (10,030)                    (a)         41          (11,957)      9,618
                                                                    (1,968)
===================================================================================================================

===================================================================================================================
Total 2001                                   (9,266)                (1,677)        913          (10,030)                    10,535
==================================================================================================================================

(a) Includes (134) corresponding to the depreciation of capitalized foreign currency exchange differences by debt and (3) corresponding to Results from translation.

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

                                                                       Exhibit B

            Consolidated balance sheets at December 31, 2002 and 2001
                           INTANGIBLE ASSETS ACTIVITY
              (In million of Argentine constant pesos - Note 4.1.d)

===========================================================================================================================  =======
                                                                                         Amortization
                            Original              Results                       ----------------------------------
                              value                from  Retirements Original   Accumulated    For     Accumulated    Net      Net
              Account           at     Additions  trans-              value          at        the       at year    balance  balance
                            beginning             lation             at year     beginning     year        end        2002     2001
                             of year                                    end       of year
---------------------------------------------------------------------------------------------------------------------------  -------
System development costs          396         23        -         -       419          (127)      (a)         (215)     204      269
                                                                                        (88)
Debt issue costs                   78          -        -         -        78           (56)      (b)          (65)      13       22
                                                                                                  (9)
PCS license                       654          1        -         -       655           (70)       -           (70)     585      584
Band B of Paraguay license         98          1        1         -       100           (39)      (c)          (50)      50       59
                                                                                        (11)
Usage rights                       44          1        -         -        45           (14)      (d)          (17)      28       30
                                                                                         (3)
Exclusivity rights                 99          1        -        (2)       98           (36)      (e)          (46)      52       63
                                                                                        (10)
Websites                            2          -        -         -         2            (2)       -            (2)       -        -
Trademarks and patents              9          -        -         -         9            (3)      (d)           (4)       5        6
                                                                                         (1)
                            ------------------------------ ----------------------------------------------------------------  -------
Total 2002                      1,380         27        1        (2)    1,406          (347)    (122)         (469)     937
===========================================================================================================================

===========================================================================================================================
Total 2001                      1,299         81        -         -     1,380          (203) (f)(144)         (347)            1,033
====================================================================================================================================

a) Included 28 in Cost of services provided, 5 in Administrative expenses, 53 in Sales expenses and 2 in Financial and holding results (Results from translation).
b) Included in Financial and holding results.
c) Included 10 in Cost of services provided and 1 in Financial and holding results (Results from translation).
d) Included in Administration expenses.
e) Included in Sales expenses.
f) Included in Equity losses from related companies.
g) Included 55 in Cost of services provided, 6 in Administrative expenses, 72 in Sales expenses, 11 in Financial and holding results and 13 in Equity losses from related companies.

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

                                                                       Exhibit C

            Consolidated balance sheets at December 31, 2002 and 2001
              INVESTMENTS IN OTHER COMPANIES AND PUBLIC SECURITIES
    (In million of Argentine constant pesos, except per amount - Note 4.1.d)

==============================================================================================================================
                                                           Characteristic of the                  12.31.02           12.31.01
                                                                 securities
                                                      ------------------------------------------------------------------------
                Denomination and type                  Class     Par                     Net       Restated   Book    Book
                                                         of     value      Amount     realizable     cost     value   value
                                                       shares                            value      value
------------------------------------------------------------------------------------------------------------------------------
CURRENT INVESTMENTS
Public bonds
    Argentina 2004 Bond (b)                                                 757,454            -          1       -          -
                                                                $    1
    Province of Corrientes Bond (a)                                      18,000,000          n/d         61      64          -
                                                                US$  1
    Argentine government bonds                                           17,500,000          n/d         61      59          -
                                                                US$  1
    Argentine government bonds                                           62,000,000          n/d         62      62          -
                                                                $    1
                                                                                      ----------------------------------------
Total current investments                                                                      -        185     185          -
                                                                                      ========================================
NON- CURRENT INVESTMENTS
Public bonds
    Argentina 2004 Bond (b)                                     US$  1   12,000,000          n/d         40      40         65

    Dorado Bond (a) (c)                                         $    1   12,481,003          n/d         26       6         24

    Province of Corrientes Bond (a)                                       5,069,115            2         11       2          2
                                                                $    1
                                                                                      ----------------------------------------
  Total public bonds                                                                           2         77      48         91
                                                                                      ----------------------------------------
Related companies Law No. 19550 Sect.33 of Telecom
     Multibrand (d)                                   Ordinary                  300                       2       -          -
                                                                $   10
     Latin American Nautilus                          Ordinary  US$  2    3,000,000                      20       -          9

     Latin American Nautilus -Advances for the
acquisition of shares                                                                                     4       -          2
     Intelsat Ltd. (e)                                Ordinary  US$  3      260,432                      11      11          7

Related parties
     Nahuelsat S.A.                                   Ordinary  $1,000        5,750                      13      (g)         9
                                                                                                                  -
                                                                                                   ---------------------------
Total related companies Law No. 19550 Sect.33 of                                                         50      11         27
Telecom
                                                                                                   ---------------------------
Total non-current investments                                                                           127      59        118
==============================================================================================================================

===================================================================================================================
                                                  Law No. 19550 - Sect. 33               Related parties
      Information on the issuer                 Related companies of Telecom               of Telecom
                                      -----------------------------------------------------------------------------
                                          Multibrand           Latin American                Nahuelsat
                                                                 Nautilus(f)
-------------------------------------------------------------------------------------------------------------------
Main activity                         Administration and     Telecommunication         Obtaining, installing and
                                      management of a        services                  operating satellite
                                      multibrand fidelity                              communications systems and
                                      program                                          trading of its services
Percentage participation in capital         25%                   10%                           5.75%
stock

Financial statements closing date          December 31              December 31                December 31
Financial statements used to
determine the  equity value::
- Date                                       12.31.02                 9.30.02                    12.31.01
- Duration of the period                    12 months                9 months                   12 months
- Board of Directors' approval date          2.12.03                     -                       5.23.02
- Report on review                           2.12.03                     -                       5.17.02
- Audit scope                               Full audit                   -                      Full audit
- Type of report of the independent      Qualified report                -                 Qualified report (g)
Accountants
- Capital stock (par value) (e)                 -                       202                        100
- (Loss) Income for the year/period            (6)                     (65)                        (2)
- Shareholders' equity at                      (3)                      15                          57
year/period-end
====================================================================================================================

a) Telecom received these bonds in order to cancel trade accounts receivable with some provinces government.
b) Telecom intends to hold these bonds to their maturity date.
c) This bond was converted into pesos according to Decree No. 214/02.
d) Net of a loan granted to Multibrand of 2 at December'01, respectively.
e) Expressed in million of $.
f) The unaudited information originally provided by this company was adapted to Telecom's accounting policies.
g) Corresponds to the impact of the new economic plans described in Note 3 that would take effect on the results of the company's operations, considering the high level of indebtedness in foreign currency and the lack of consolidated information.
h) From June 2002, Telecom has recorded to zero its participation in Nahuelsat, because it has been estimated that the impact in the Peso devaluation, based on the last financial statements issued by Nahuelsat, would generate a significative decrease in its shareholder's equity, and remote possibilities in the recoverability of this investment.

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

                                                                       Exhibit D

            Consolidated balance sheets at December 31, 2002 and 2001

                                OTHER INVESTMENTS
              (In million of Argentine constant pesos - Note 4.1.d)

==========================================================================
     Denomination and type           Cost at           Book value at
                                     -------------------------------------
                                     09.30.02     09.30.02        09.30.01
--------------------------------------------------------------------------

CURRENT INVESTMENTS

Short term investments
        In foreign currency               619          619             306
        In Argentine pesos                519          519              39
Investment trusts

        In foreign currency                13           13               -
                                     -------------------------------------
Total current investments               1,151        1,151             345
==========================================================================

                              NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

                                                                       Exhibit E

            Consolidated balance sheets at December 31, 2002 and 2001
                        ALLOWANCES AND RESERVES ACTIVITY
              (In million of Argentine constant pesos - Note 4.1.d)

===============================================================================================================
                                                     Balance at                                        Balance
                     Accounts                            the       Increase   Transfe-     Decrease      at
                                                    beginning of               rence                   09.30.02
                                                      the year
---------------------------------------------------------------------------------------------------------------
Deducted from current assets
     For doubtful accounts receivable                        513         (a)         -         (405)        296
                                                                        188
     For obsolete inventories                                  4         (b)         -           (2)          5
                                                                          3
Deducted from non-current assets
     For other receivable                                     37         (c)         -          (21)        577
                                                                        561
                                                    -----------------------------------------------------------
Total deducted from assets                                   554        752          -           (d)        878
                                                                                               (428)
===============================================================================================================

===============================================================================================================
Included in current liabilities
     For contingencies                                        14          -         10          (15)          9

Included in non-current liabilities
     For contingencies                                       131        100        (10)         (80)        141
                                                    -----------------------------------------------------------
Total included in liabilities                                145         (b)         -           (e)        150
                                                                        100                     (95)
===============================================================================================================

===============================================================================================================
                                                     Balance at                                        Balance
                     Accounts                            the       Increase   Transfe-     Decrease       at
                                                    beginning of                rence                  09.30.01
                                                      the year
---------------------------------------------------------------------------------------------------------------
Deducted from current assets

     For doubtful accounts receivable                        279         (c)         2         (331)        513
                                                                        563
     For obsolescence of inventories                           2         (b)         -            -           4
                                                                          2

Deducted from non-current assets

     For doubtful accounts receivable                          2          -         (2)           -           -
     For other receivable                                     34         (f)         -            -          37
                                                                          3
                                                    -----------------------------------------------------------
Total deducted from assets                                   317        568          -         (331)        554
===============================================================================================================

===============================================================================================================
Included in current liabilities
     For contingencies                                        22          -         33          (41)         14

Included in non-current liabilities
     For contingencies                                       125         39        (33)           -         131
                                                    -----------------------------------------------------------
Total included in liabilities                                147         (b)         -          (41)       145
                                                                         39
===============================================================================================================

(a) Charged to Sales expenses.
(b) Charged to Other expenses, net.
(c) Charged 7 to Other expenses, net and 554 to Income tax.
(d) Includes (317) corresponding to results on exposure to inflation.
(e) Includes (81) corresponding to results on exposure to inflation.

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

                                                                       Exhibit F

        Consolidated statements of operations for the fiscal years ended
        December 31, 2002 and 2001 and for the twelve month period ended
                       December 31, 2000 (see Note 4.1.e)
                            COST OF SERVICES PROVIDED
              (In million of Argentine constant pesos - Note 4.1.d)

  ==============================================================================================================
  Years/twelve month period ended December 31,                        2002            2001            2000
                                                                 -----------------------------------------------
  Balance of inventories at beginning of year                                 52             190             87

  Plus:

        Purchases of cellular handsets                                         3              37            461
        Net financial results                                                 (3)              -              -
        Inventories leased without charge                                    (11)            (33)          (161)
        Retirements not included in cost of cellular handsets (1)            (12)            (29)           (22)
        Cost of services provided (Exhibit H)                              2,860           3,485          3,480

  Minus:

        Balance of inventories at year/period end                            (17)            (52)          (190)
                                                                 -----------------------------------------------
  COST OF SERVICES PROVIDED                                                2,872           3,598          3,655
  ==============================================================================================================

  --------------------------------------------------------------------------------------------------------------
  Years/twelve month period ended December 31,                        2002            2001            2000
  --------------------------------------------------------------------------------------------------------------
  (1) Charged to Other receivables                                            (3)             (4)             -
        Charged to Accounts payable                                            -              (7)             -
        Charged to Cost of services provided                                  (5)             (9)           (13)
        Charged to Holding and financial results                               -               -             (9)
        Charged to Other expenses, net                                        (4)             (9)             -
                                                                 -----------------------------------------------
                                                                             (12)            (29)           (22)
                                                                 ===============================================

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

                                                                       Exhibit G

            Consolidated balance sheets at December 31, 2002 and 2001
                   ASSETS AND LIABILITIES IN FOREIGN CURRENCY

       =======================================================================================================
                                                                     12.31.02                12.31.01
                                                              ------------------------------------------------
       ASSETS                                                  Amounts in million of foreign currency units
                                                              ------------------------------------------------
       CURRENT ASSETS
       Cash and banks
           Bank deposits                            US$                            11                      18
                                                    G                           7,278                      12
       Investments
           Short-term investments                   US$                            97                     131
                                                    EURO                           83                      10
           Public bonds                             US$                            19                       -
                                                    US$                            18
       Trade accounts receivable
           Ordinary                                 US$                            14                     130
                                                    GFD                             -                       2
                                                    SDR                             1                       -
                                                    G                         129,119                     121
       Other receivables
            Swap contracts collateral               US$                             -                     134
           Various                                  US$                             2                       5
                                                    G                           4,814                      10
       NON-CURRENT ASSETS
       Other receivables
                                                                                    -                      19
           Selling of Sky                           US$                             -                       5
       Investments
           Public bonds                             US$                            12                      41
           Latin American Nautilus                  US$                             -                       1
           Multibrand                               US$                             -                       1
       Fixed assets
           Advanced payments to suppliers           US$                             -                       9
       LIABILITIES
       CURRENT LIABILITIES
       Accounts payable
            Vendors                                 US$                            14                      96
                                                    G                          35,200                      42
                                                    SDR                             6                      12
                                                    EURO                            1
                                                                                1,838
           Capital leases                           US$                             -                      28
           Related companies                        US$                             1                      47
       Debt
           Corporate bonds                          US$                           240                     436
                                                    EURO                        1,403                       -
           Banks loans and others                   US$                           529                     419
                                                    (Y)                         6,610                       -
           Fixed asset acquisitions                 US$                           620                     248
                                                    EURO                           39                       3
                                                    (Y)                        11,810                       -
          Inventory acquisitions                    US$                           157                      50
         Compensatory interests                     US$                             8                       -
                                                    (Y)                            39                       -
                                                    EURO                            2                       -
       Other liabilities
               Declared and available               US$                             1                       2
       dividends payable
               Declared and available               US$                             4                       4
       Redemption of Class "A"
       Preferred shares payable
           Various                                  US$                             1                       4
       NON-CURRENT LIABILITIES
       Accounts payable
           Capital leases                           US$                             -                       9
       Debt
           Corporate bonds                          US$                             -                   1,163
           Banks loans and others                   US$                            43                     308
           Fixed asset acquisitions                 US$                             -                     466
                                                    EURO                            -                      36
           Inventory acquisitions                   US$                             -                     114
       =======================================================================================================

         US$ = United States Dollars; GFD = Golden Franc; SDR =Special drawing rights; G= Paraguayan guaranies; (Y) = Yen.

                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

                                                                       Exhibit H

        Consolidated statements of operations for the fiscal years ended
        December 31, 2002 and 2001 and for the twelve month period ended
                       December 31, 2000 (see Note 4.1.e)
                                EXPENSES INCURRED
              (In million of Argentine constant pesos - Note 4.1.d)

                                   ---------------------------------------------------------------------------------
                                       Cost of       Administrative                  Fixed assets -
                                       services         expenses           Sales         Work in        Total 2002
                                       provided                          expenses       progress
                                   ---------------------------------------------------------------------------------
Wages and social benefits                       277              101           206               5              589
Depreciation of fixed assets                  1,602               69           294               -            1,965
Amortization of intangible assets                38                9            63               -              110
Taxes                                            83                2            12               -               97
Turnover tax                                    131                -             -               -              131
Tax on credits and debits in bank                46                -             -               -               46
accounts and other operations
Materials and supplies                          154                5            27               -              186
Transport and freight                            19                6            14               -               39
Energy, water and others                         29                6             9               -               44
Bad debts expense                                 -                -           188               -              188
Interconnection costs                           140                -             -               -              140
Settlement outgoing expenses                    102                -             -               -              102
Lease of circuits                                41                -             -               -               41
Rents                                            44               12            26               -               82
Fees for debt restructuring                       -               18             -               -               18
process
Fees and counsel services                         2               16             1               -               19
Repayment for services                           30               11            40               -               81
Management fees                                  21                2             -               -               23
Advertising                                       -                -            28               -               28
Agent commissions and card sales                 21                -            25               -               46
Commissions on collecting                         -                -            77               -               77
Various                                          80               26            24               -              130
                                   ---------------------------------------------------------------------------------
Total                                         2,860              283         1,034               5            4,182
                                   ---------------------------------------------------------------------------------

                                   ---------------------------------------------------------------------------------
                                       Cost of       Administrative                Fixed assets -
                                       services         expenses         Sales         Work in        Total 2001
                                       provided                        expenses       progress
                                   ---------------------------------------------------------------------------------
Wages and social benefits                       552              218           371              15            1,156
Depreciation of fixed assets                  1,267               70           340               -            1,677
Amortization of intangible assets                55                6            72               -              133
Taxes                                           155                7            26               -              188
Turnover tax                                    233                -             -               -              233
Materials and supplies                          286               26            35               -              347
Transport and freight                            33               26            37               -               96
Energy, water and others                         55                9            22               -               86
Bad debts expense                                 -                -           563               -              563
Interconnection costs                           212                -             -               -              212
Settlement outgoing expenses                     70                -             -               -               70
Lease of circuits                                68                -             -               -               68
Rents                                            74               22            22               -              118
Fees and counsel services                         9               21             9               -               39
Repayment for services                           72               61            44               -              177
Management fees                                 209               20             -               -              229
Advertising                                       -                -           179               -              179
Agent commissions and card sales                 21                -            92               -              113
Commissions on collecting                         -                -           120               -              120
Various                                         114               53            38               -              205
                                   ---------------------------------------------------------------------------------
Total                                         3,485              539         1,970              15            6,009
                                   ---------------------------------------------------------------------------------


                                   ---------------------------------------------------------------------------------
                                       Cost of       Administrative                Fixed assets -
                                       services         expenses         Sales         Work in        Total 2001
                                       provided                        expenses       progress
                                   ---------------------------------------------------------------------------------
Wages and social benefits                       476              204           421              20            1,121
Depreciation of fixed assets                  1,222               63           299               -            1,584
Amortization of intangible assets                39                9            68               -              116
Taxes                                           137               11            15               -              163
Turnover tax                                    223                -             -               -              223
Materials and supplies                          327               35            20               -              382
Transport and freight                            26               24            37               -               87
Energy, water and others                         68               13            31               -              112
Bad debts expense                                 -                -           334               -              334
Interconnection costs                           301                -             -               -              301
Settlement outgoing expenses                     94                -             -               -               94
Lease of circuits                                44               13             7               -               64
Rents                                            83               17            13               -              113
Fees and counsel services                        13               26            15               -               54
Repayment for services                           50               76            28               -              154
Management fees                                 275                7             4               -              286
Advertising                                       -                -           209               -              209
Agent commissions and card sales                  7                -           286               -              293
Commissions on collecting                         -                4           118               -              122
Various                                          95               57            35               -              187
                                   ---------------------------------------------------------------------------------
Total                                         3,480              559         1,940              20            5,999
                                   ---------------------------------------------------------------------------------


                                                                       Exhibit I

                                NORTEL INVERSORA
--------------------------------------------------------------------------------

            Consolidated balance sheets at December 31, 2002 and 2001
             AGING BREAKDOWN OF CONSOLIDATED BALANCE SHEETS CAPTIONS
              (In million of Argentine constant pesos - Note 4.1.d)

==========================================================================================================================
                                                                                            Compen
                                                                                            -sation
                                                  Trade                                    and social
            Due date                            accounts      Other     Accounts            benefits   Taxes       Other
                                  Investments  receivable  receivables  payable    Debt     payable   payable  liabilities
--------------------------------------------------------------------------------------------------------------------------
    Total due                                -       193           -          -     (a)           -        -         -
                                                                                 3,662
--------------------------------------------------------------------------------------------------------------------------

    Not due
Payable                                      -         -           -          -   7,391           -        -         -
12.2003 to 03.2003                       1,336       398          49        388       -          36       70        41
04.2003 to 06.2003                           -         4           5          1       -          11       49         1
07.2003 to 09.2003                           -         1           8          2       -           7        -         -
10.2003 to 12.2003                           -         -          14          -       -           7        -         -
01.2004 to 12.2004                          40         1          49          -      30          11        -         1
01.2005 to 12.2005                           -         -           2          -      21           8        -         3
01.2006 to 12.2006                           6         -           1          -      18           7        -         3
01.2007 to 12.2007                           -         -           1          -      15           2        -         2
01.2008 to 12.2008                           -         -           1          -      60           1        -         2
01.2009 and subsequent                       2         -          84          -       -           -        -        18
--------------------------------------------------------------------------------------------------------------------------
    Total not due                        1,384       404         214        391   7,535          90      119        71
--------------------------------------------------------------------------------------------------------------------------
Total 2002                               1,384       597         214         (b) 11,197          90      119        71
                                                                            391
==========================================================================================================================

==========================================================================================================================
Balances with indexation clauses             -         -          31         17       -           -        -         -
Balances bearing interest                1,384       207           -          2  11,163           -        -         -
Balances not bearing interest                -       390         183        372      34          90      119        71
--------------------------------------------------------------------------------------------------------------------------
Total                                    1,384       597         214        391  11,197          90      119        71
==========================================================================================================================

==========================================================================================================================
Average annual interest rate (%)
                                          6.91        (c)          -       9.43      (d)          -        -         -
==========================================================================================================================

(a) Includes 112corresponding to Nucleo (See Note 14)
(b) There are payables in kind that amounted to 1.
(c) 153 bear 50% over Banco Nacion Argentina notes payable discount rate and 54 bear 9.02%.
(d) See Note 8.

==========================================================================================================================
                                                                                           Compen-
                                                                                          sation and
                                                  Trade                                     social
            Due date                            accounts       Other     Accounts          benefits    Taxes       Other
                                  Investments  receivable   receivables  payable   Debt    payable    payable   liabilities
--------------------------------------------------------------------------------------------------------------------------
Total due                                    -       526           -          -       -           -        -         -
--------------------------------------------------------------------------------------------------------------------------
    Not due
12.2002 to 03.2002                         349       891         467      1,009     623          56      182        54
04.2002 to 06.2002                           -        33          20         31     537          31        4         2
07.2002 to 09.2002                           -        22          15         22     788          31        -         -
10.2002 to 12.2002                           -         7         131          9     585          15        -         2
01.2003 to 12.2003                           2         8          61         17   1,919          25       55         -
01.2004 to 12.2004                          65         -           2          7   1,144          20       96         2
01.2005 to 12.2005                           -         -          26          -     170          17       70         2
01.2006 to 12.2006                          24         -          26          -     109          15       52         2
01.2007 to 12.2007                           -         -           2          -     591           4       70         2
01.2008 and subsequent                       2         -           -          -     626           2      111        20
--------------------------------------------------------------------------------------------------------------------------
    Total not due                          442       961         750      1,095   7,092         216      640        86
--------------------------------------------------------------------------------------------------------------------------
Total 2001                                 442     1,487         750         (e)  7,092         216      640        86
                                                                          1,095
==========================================================================================================================

==========================================================================================================================
Balances bearing interest                  438       628         292         83   7,092           -        -         -
Balances not bearing interest                4       859         458      1,012       -         216      640        86
--------------------------------------------------------------------------------------------------------------------------
Total                                      442     1,487         750      1,095   7,092         216      640        86
==========================================================================================================================

==========================================================================================================================
Average annual interest rate (%)          3.18        (f)       1.83       7.20       -           -        -         -
==========================================================================================================================

(e) There are payables in kind that amounted to 2
(f) 423 bear 50% over Banco Nacion Argentina notes payable discount rate and 205 bear 22.1%.

                                AUDITOR'S REPORT

To the Directors and Shareholders of
Nortel Inversora S.A.

1. We have audited the accompanying consolidated balance sheets of Nortel Inversora S.A. ("Nortel") as of December 31, 2002, and 2001, and the related consolidated statements of income (loss), changes in shareholders' equity and cash flows for the fiscal years then ended. Such financial statements are the responsibility of Nortel's Board of Directors. Our responsibility is to express an opinion on the financial statements of Nortel as of December 31, 2002, and 2001, based on our audits.

2. The consolidated statements of income, changes in shareholders' equity and cash flows of Nortel for the twelve-month period ended December 31, 2000, presented for comparative purposes, have been examined by another external auditor with the scope mentioned in note 4.1.d) to the accompanying consolidated financial statements. These financial statements are the responsibility of the Nortel's Board of Directors.

3. We conducted our audits in accordance with auditing standards in force in Argentina. An audit requires that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a selective test basis, the evidence supporting the information contained in the financial statements. An audit also includes assessing the accounting standards used and the significant estimates made by Nortel's Management, as well as assessing the presentation of the financial statements taken as a whole. We believe that our audits provide a reasonable basis for our opinion.

4. The auditor's report on the consolidated financial statements of the subsidiary Telecom, as of December 31, 2002 includes the following explanations and observations prior to the paragraph containing the representation resulting from the audit:

    a) "4. The financial statements of the subsidiaries Telecom Personal S.A. and Publicom S.A. ("the subsidiaries") as of December 31, 2002, and 2001, have been audited by other external auditors, who issued their auditor's reports on March 7, 2003, with the qualifications mentioned in paragraph 5. of this report. The total assets of those subsidiaries as of December 31, 2002, and 2001, represent approximately 25% and 24% of the total consolidated assets of Telecom as of December 31, 2002, and 2001, respectively, and the total sales of those subsidiaries for the years ended December 31, 2002, and 2001, represent approximately 26% and 25% of the total consolidated sales of Telecom for the years ended December 31, 2002, and 2001, respectively.

      b) 5. The auditor's report on the consolidated financial statements of Telecom Personal S.A. as of December 31, 2002, and 2001, includes qualifications stating that: (a) the financial statements of Telecom Personal S.A. as of December 31, 2002 have been prepared considering the continuity of the normal course of business, therefore excluding the potential adjustments and/or reclassifications, if any, that might be required if the Company is not able to restore its economic and financial situation; (b) the recoverability of fixed assets, intangible assets and the use of tax credits depends on the materialization of the assumptions used for the preparation of the economic-financial projections, developed on the basis of the available information to date; and
              (c) as of November 7, 2002, Telecom Personal S.A. has not complied with the payment of loan principal and interest for an amount of US$ 271 million, Yens 3.837 billion and $ 201 million, entitling the creditors to require formally the acceleration of all of the maturity dates. Furthermore, the report of the other auditor mentions that Telecom is working with its financial advisors to develop a complete restructuring plan involving all its financial debts, as well as those of its subsidiaries.

              The auditor's report on the financial statements of Publicom S.A. as of December 31, 2002, and 2001, includes qualifications indicating that: (i) the recoverability of fixed assets, intangible assets and the use of tax credits depends on the materialization of the assumptions used for the preparation of the economic-financial projections, developed on the basis of the available information to date; and, (ii) as of November 7, 2002, Publicom S.A. has not complied with the payment of the loan principal and interest for an amount of US$ 4 million, entitling the creditors to require the acceleration of all of the maturity dates established and to request formally the early repayment of all debts. The special-purpose financial statements of Publicom S.A. as of December 31, 2002, have been prepared considering the continuity of the normal course of business, therefore excluding the potential adjustments and/or reclassifications, if any, that might be required if the outcome of the uncertainty described above were known.

        c) 6. As explained in Note 3 to the financial statements mentioned in paragraph 1, in late 2001 a deep change was implemented in the economic model of Argentina as well as in the Convertibility Law, which had been in place since March 1991. The changes made, which were subsequently supplemented by new Federal Government regulations, gave rise to a deep economic crisis, the main consequences of which, detailed in such note, have been: (a) the devaluation of the Argentine peso and conversion into Argentine pesos of certain assets and liabilities in foreign currency held in Argentina; (b) the default on public-debt payments; (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) restrictions on transfers abroad to service financial loan principal and interest without the authorization of the BCRA; (e) the increase in domestic prices; (f) the restriction on the access to credit; and
              (g) the fall in domestic market demand. Also, the referred note describes other measures known to date that significantly affect the economic environment, some of which are still in the process of being drafted and regulated. Such note also describes the effects on the Company's situation and the accompanying financial statements, according to the assessments and estimates made by the Company's Management, based on the available information as of the date of preparation of such financial statements. The overall context and regulations in force are subject to future changes as a result of the evolution of the economic crisis. The future actual results may significantly differ from the assessments and estimates made as of the date of the preparation of the financial statements. Accordingly, the Company's financial statements must be read considering the circumstances presented above.

        d) 7. As explained in the note mentioned in the preceding paragraph, the Public Emergency and Exchange System Reform Law voided the adjustment clauses in dollars or in other foreign currencies or other indexation methods included in the agreements entered into with the Public Administration, under public law rules, including, among others, public works and utilities. Thus, the Company's rates remained in pesos at the exchange rate of US$ 1 = $ 1, subject to the renegotiation under the regulations issued in this regard. At the same time, the foreign exchange system established on February 8, 2002, created a free exchange market, where the foreign currency operations are traded. Consequently, the Company's operating conditions were changed, adversely affecting its economic-financial equation, which is evidenced by the losses and reduction in the shareholders' equity of Telecom, recorded in the year ended December 31, 2002.


        e) 8. Additionally, on April 2, 2002, Telecom announced that, as a result of the then current macroeconomic situation prevailing in Argentina, the peso devaluation and volatility, the pesification of the Company's rates and the schedule defined by the Argentine Government for the discussion related to the adjustment of regulated rates, the Company's Board of Directors resolved to suspend the principal payments of the entire financial debt service and that of its Argentine subsidiaries and on June 24, 2002, the Company's Board of Directors resolved to suspend the interest payments of such financial debt. As of the date of this report, Telecom and its subsidiaries

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              did not comply with principal payments in the amount of US$ 636 million; Euro 253 million, Yens 5.143 billion and $ 179 million, and interest payments in the amount of US$ 47 million, Euro 42 million, Yens 248 million and $ 11 million, as mentioned in Note 14 to the accompanying consolidated financial statements. Additionally, as explained in Note 14 to the accompanying consolidated financial statements, certain creditors of Telecom required the acceleration of their loans. Therefore, Telecom's Board of Directors classified the bank and financial payables as of December 31, 2002, as current in the consolidated financial statements as of such date, with the exception of the amounts refinanced by the creditors mentioned in note 8 to the accompanying consolidated financial statements. As explained in note 14 to the accompanying consolidated financial statements, the Company is developing a restructuring plan covering all of its financial payables and those of its subsidiaries.

        f) 9. The accompanying financial statements of Telecom as of December 31, 2002, and 2001, have been prepared considering the continuity of the Company's normal course of business and that of its subsidiaries, using valuation and classification criteria of assets and liabilities applicable to a going concern and, therefore, do not contemplate the potential adjustments related to the recoverability and classification of assets and/or the adequacy and classification of liabilities that may be required if the uncertainties described above are not favorably resolved".

5. The accompanying financial statements of Nortel as of December 31, 2002, and 2001, have been prepared considering the continuity of Nortel, and of Telecom and its subsidiaries' normal course of business, using valuation and classification criteria of assets and liabilities applicable to a going concern, and therefore, do not contemplate the potential adjustments related to the recoverability and classification of assets and/or the adequacy and classification of liabilities that may be required if the uncertainties described above are not favorably resolved.

6. In our opinion, based on our audits and the other auditors' reports on the financial statements mentioned in paragraph 4. point a) of this report, subject to the effect that might arise from the issues described in paragraph 4. points b), c), d), e) and f) and in paragraph 5. of this report, the financial statements mentioned in paragraph 1. of this report, present fairly, in all material respects, the consolidated financial position of Nortel Inversora S.A. and its subsidiary as of December 31, 2002, and 2001, and the related results of operations and cash flows for the years then ended, in conformity with the generally accepted accounting principles effective in the City of Buenos Aires, Argentina, applicable to consolidated financial statements.

7. The information contained in Note 20 to the accompanying consolidated financial statements of Nortel is not required by generally accepted accounting principles in Argentina. Nortel's Management presents in the referred note the main differences between generally accepted accounting principles applied by Nortel in the preparation of its consolidated financial statements and generally accepted accounting principles in the United States of America.

8. The figures presented by Nortel in Note 18 to the accompanying consolidated financial statements are in addition to the information required by generally accepted accounting principles in Argentina. Such note presents: (a) certain figures used for the preparation of the constant currency information according to the accounting records of Nortel and its subsidiaries; (b) the amounts, globally stated, of the Domestic Wholesale Price Index variation from January 1, 2002, to December 31, 2002 and; (c) the total amounts in constant currency, which are in accordance with the amounts presented in the consolidated financial statements of Nortel as of December 31, 2002, mentioned in the first paragraph of this report.

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9.      In compliance with effective regulations, we further report that:

        a) The financial statements mentioned in paragraph 1 are transcribed in the "Inventory and Balance Sheet" book and have been prepared, in all materials aspects, in accordance with the applicable regulations of the Companies Law and of the National Securities Commission.

        b) The financial statements of Nortel as of December 31, 2002, have been taken from accounting records kept, in formal respects, as per effective legal regulations.

        c) The information included in the "Summary information on the consolidated financial statements at December 31, 2002 and 2001" that is included in the accompanying document, except for the data described as "not covered by the auditor's report" on which we will issue no opinion, presented by the Nortel to comply with the standards of the National Securities Commission has been taken from the accompanying financial statements as of December 31, 2002, and 2001, (after giving effect of the restatement into constant pesos). We issued our report on the financial statements of Nortel as of December 31, 2001, on February 27, 2002, with qualifications related to the uncertainties described in such report, to which we refer and which must be read together with this report. The information of the "Summary information on the consolidated financial statements at December 31, 2000, 1999, and 1998" has been covered by other auditors who issued their reports with the scope mentioned in such Summary information.

        d) As of December 31, 2002, the accrued liability of Nortel for retirement and pension contributions owed to the National Social Security Administration according to the accounting records kept by the Nortel, amounted to $ 6,177.98. This amount was not due and payable as of that date.

Buenos Aires
March 10, 2003

                                              PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
                                              C.P.C.E.C.F. T(degree)1 F(degree)8

                                                     Eduardo C. Coduri
                                                        (Partner)

                                                Public Accountant (U.B.A.)
                                        C.P.C.E.C.F. T(degree) 163 F(degree) 202

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Nortel Inversora S.A.


Date: March 24, 2003                By:  /s/ Maria Elvira Cosentino
                                        ----------------------------------------
                                        Name:  Maria Elvira Cosentino
                                        Title: General Manager and Sole Officer